Semiannual Report

SEPTEMBER 30, 2006

Ivy Asset Strategy Fund

Ivy Capital Appreciation Fund

Ivy Core Equity Fund

Ivy Energy Fund

Ivy High Income Fund

Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund

Ivy Mid Cap Growth Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Science and Technology Fund

Ivy Small Cap Growth Fund

 IVY FUNDS®

CONTENTS

President's Letter

September 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the six months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 4.14 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted solid gains, as the Morgan Stanley Capital International EAFE Index climbed 4.66 percent.

The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past six months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a modest summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.73 percent for the period. For investors, the difference in income potential between money market securities (those maturing in

U.S. TREASURY YIELDS
(March 31, 2006 compared to September 29, 2006)


6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
3/31/06

Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

less than a year) and taxable bonds that mature in 10 to 30 years narrowed. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded slightly more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since March. Oil and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil and gas supplies from the wrath of both nature and political extremism.

Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Ivy Funds, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ivy Asset Strategy Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,013.90	1.17%	$ 5.94
Class B	1,000	1,010.30	2.02	10.25
Class C	1,000	1,010.20	1.92	9.65
Class Y	1,000	1,014.00	1.19	6.04
Based on 5% Return[2]				
Class A.	$1,000	$1,019.22	1.17%	$ 5.96
Class B.	1,000	1,014.92	2.02	10.28
Class C	1,000	1,015.43	1.92	9.67
Class Y	1,000	1,019.11	1.19	6.06

Ivy Capital Appreciation Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,007.60	1.35%	$ 6.83
Class B	1,000	1,002.30	2.51	12.61
Class C	1,000	1,004.60	2.17	10.93
Class Y	1,000	1,009.80	1.24	6.23
Based on 5% Return[2]				
Class A.	$1,000	$1,018.31	1.35%	$ 6.86
Class B.	1,000	1,012.49	2.51	12.68
Class C	1,000	1,014.20	2.17	10.98
Class Y	1,000	1,018.84	1.24	6.26

Ivy Core Equity Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,033.20	1.40%	$ 7.12
Class B	1,000	1,026.80	2.31	11.76
Class C	1,000	1,028.70	2.15	10.95
Class Y	1,000	1,033.80	1.22	6.20
Based on 5% Return[2]				
Class A.	$1,000	$1,018.07	1.40%	$ 7.06
Class B.	1,000	1,013.47	2.31	11.68
Class C	1,000	1,014.28	2.15	10.88
Class Y	1,000	1,018.94	1.22	6.16

See footnotes on page 10.

Ivy Energy Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 4-3-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]**				
Class A	$1,000	$ 925.00	3.34%	$15.98
Class B	1,000	923.00	3.84	18.27
Class C	1,000	922.00	3.86	18.36
Class Y	1,000	926.00	3.11	14.83
Based on 5% Return[2]				
Class A	$1,000	$1,008.31	3.34%	$16.87
Class B	1,000	1,005.82	3.84	19.36
Class C	1,000	1,005.71	3.86	19.46
Class Y	1,000	1,009.46	3.11	15.67

Ivy High Income Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,031.20	1.45%	$ 7.41
Class B	1,000	1,026.00	2.48	12.56
Class C	1,000	1,027.40	2.21	11.25
Class Y	1,000	1,032.50	1.21	6.20
Based on 5% Return[2]				
Class A	$1,000	$1,017.78	1.45%	$ 7.36
Class B	1,000	1,012.65	2.48	12.48
Class C	1,000	1,014.00	2.21	11.18
Class Y	1,000	1,018.99	1.21	6.16

Ivy Large Cap Growth Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 955.20	1.25%	$ 6.16
Class B	1,000	949.20	2.46	11.99
Class C	1,000	950.40	2.20	10.73
Class Y	1,000	955.70	1.11	5.48
Class R	1,000	954.30	1.53	7.52
Based on 5% Return[2]				
Class A	$1,000	$1,018.82	1.25%	$ 6.36
Class B	1,000	1,012.73	2.46	12.38
Class C	1,000	1,014.04	2.20	11.08
Class Y	1,000	1,019.52	1.11	5.65
Class R	1,000	1,017.41	1.53	7.77

See footnotes on page 10.

Ivy Limited-Term Bond Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,024.60	1.31%	$ 6.68
Class B.	1,000	1,019.80	2.23	11.31
Class C	1,000	1,020.10	2.18	11.01
Class Y.	1,000	1,025.10	1.21	6.18
Based on 5% Return[2]				
Class A.	$1,000	$1,018.49	1.31%	$ 6.66
Class B.	1,000	1,013.88	2.23	11.28
Class C	1,000	1,014.15	2.18	10.98
Class Y.	1,000	1,018.98	1.21	6.16

Ivy Mid Cap Growth Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 963.50	1.59%	$ 7.85
Class B.	1,000	958.60	2.66	13.12
Class C	1,000	960.30	2.32	11.37
Class Y.	1,000	965.30	1.25	6.19
Class R	1,000	963.40	1.72	8.44
Based on 5% Return[2]				
Class A.	$1,000	$1,017.12	1.59%	$ 8.07
Class B.	1,000	1,011.71	2.66	13.48
Class C	1,000	1,013.44	2.32	11.68
Class Y.	1,000	1,018.81	1.25	6.36
Class R	1,000	1,016.47	1.72	8.67

Ivy Money Market Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,021.60	0.87%	$ 4.45
Class B.	1,000	1,016.30	1.91	9.68
Class C	1,000	1,016.30	1.90	9.58
Based on 5% Return[2]				
Class A.	$1,000	$1,020.69	0.87%	$ 4.45
Class B.	1,000	1,015.51	1.91	9.67
Class C	1,000	1,015.53	1.90	9.57

See footnotes on page 10.

Ivy Municipal Bond Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$1,029.80	0.90%	$ 4.57
Class B.	1,000	1,025.80	1.67	8.51
Class C	1,000	1,025.80	1.68	8.51
Class Y.	1,000	1,028.90	1.08	5.48
Based on 5% Return[2]				
Class A.	$1,000	$1,020.56	0.90%	$ 4.55
Class B.	1,000	1,016.68	1.67	8.47
Class C	1,000	1,016.67	1.68	8.47
Class Y.	1,000	1,019.67	1.08	5.45

Ivy Science and Technology Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 988.20	1.51%	$ 7.56
Class B.	1,000	983.10	2.56	12.69
Class C	1,000	983.70	2.37	11.80
Class Y.	1,000	988.50	1.38	6.86
Class R	1,000	987.10	1.68	8.35
Based on 5% Return[2]				
Class A.	$1,000	$1,017.52	1.51%	$ 7.67
Class B.	1,000	1,012.26	2.56	12.88
Class C	1,000	1,013.20	2.37	11.98
Class Y.	1,000	1,018.16	1.38	6.96
Class R	1,000	1,016.65	1.68	8.47

See footnotes on page 10.

Ivy Small Cap Growth Fund Expenses

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A.	$1,000	$ 895.10	1.49%	$ 7.11
Class B.	1,000	890.60	2.46	11.72
Class C	1,000	892.30	2.20	10.50
Class Y.	1,000	896.00	1.33	6.35
Class R	1,000	894.40	1.64	7.77
Based on 5% Return[2]				
Class A.	$1,000	$1,017.59	1.49%	$ 7.57
Class B.	1,000	1,012.72	2.46	12.48
Class C	1,000	1,014.02	2.20	11.18
Class Y.	1,000	1,018.41	1.33	6.76
Class R	1,000	1,016.87	1.64	8.27

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

**The Fund commenced operations on April 3, 2006. The calculations are based on 181 days in the period ended September 30, 2006.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

Portfolio Highlights

On September 30, 2006, Ivy Asset Strategy Fund had net assets totaling $1,477,234,901 invested in a diversified portfolio of:

38.13%	Cash and Cash Equivalents, Put Option and Unrealized Loss on Open Forward Currency Contracts
25.83%	Foreign Common Stocks
14.13%	Domestic Common Stocks
7.70%	Bullion
6.87%	Other Government Securities
4.73%	United States Government and Government Agency Obligations
2.46%	Foreign Corporate Debt Securities
0.15%	Domestic Corporate Debt Securities

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund was invested by industry and country, respectively, as follows:



	Cash and Cash Equivalents, Put Option and Unrealized Loss on Open Forward Currency Contracts	$38.13
	Bullion	$ 7.70
	Financial Services Stocks	$ 7.08
	Other Government Securities	$ 6.87
	Technology Stocks	$ 6.16
	Raw Materials Stocks.	$ 4.78
	United States Government and Government Agency Obligations.	$ 4.73
	Utilities Stocks	$ 4.33
	Business Equipment and Services Stocks	$ 4.25
	Consumer Durables Stocks	$ 3.82
	Multi-Industry Stocks	$ 3.63
	Miscellaneous Stocks.	$ 2.96
	Energy Stocks	$ 2.95
	Corporate Debt Securities	$ 2.61



■	Cash and Cash Equivalents, Put Option and Unrealized Loss on Open Forward Currency Contracts	$38.13
■	United States	$18.42
■	Bullion.	$ 7.70
■	Japan	$ 6.03
■	Germany	$ 5.97
■	China	$ 5.09
□	Other Europe	$ 4.99
■	Canada	$ 4.78
■	Other Pacific Basin.	$ 3.32
■	Other.	$ 3.22
□	United Kingdom	$ 2.35

The Investments of Ivy Asset Strategy Fund

September 30, 2006

BULLION – 7.70%	Troy Ounces	Value
Gold	189,955	$ 113,726,305
(Cost: $115,603,261)		

COMMON STOCKS	Shares	
Banks – 2.36%		
Bank of China Limited, H Shares (A)(B)*.	25,200,000	10,836,066
HSBC Holdings plc (A).	387,500	7,070,321
Kookmin Bank (A)	100,080	7,890,059
Standard Chartered PLC (A)	352,463	9,027,868
		34,824,314
Business Equipment and Services – 4.25%		
Dentsu Inc. (A)	1,272	3,456,610
Euronext N.V. (A)	144,200	14,015,711
Jacobs Engineering Group Inc.*	119,060	8,897,354
Mitsui & Co., Ltd. (A)	304,000	3,865,465
NYSE Group, Inc.*	435,372	32,544,057
		62,779,197
Capital Equipment – 0.25%		
SMC Corporation (A)	27,400	3,625,498
Communications Equipment – 3.12%		
3Com Corporation*	1,575,179	6,938,663
Nokia Corporation, Series A, ADR.	736,512	14,501,921
QUALCOMM Incorporated.	369,512	13,435,456
ZTE Corporation, H Shares (A)	3,023,400	11,176,721
		46,052,761
Construction Materials – 0.41%		
Comtech Group, Inc.*.	406,111	6,081,512
Consumer Electronics – 1.20%		
Nintendo Co., Ltd. (A).	86,300	17,782,366
Electronic Components – 3.04%		
Samsung Electronics Co., Ltd. (A)	32,012	22,463,374
SanDisk Corporation (C)*	285,421	15,267,169
Texas Instruments Incorporated.	217,720	7,239,190
		44,969,733

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Gold and Precious Metals – 3.62%		
Agnico-Eagle Mines Limited	611,435	$ 19,033,972
Barrick Gold Corporation	766,419	23,544,392
Glamis Gold Ltd.*	277,800	10,953,654
		53,532,018
Insurance – Life – 1.47%		
China Life Insurance Company Limited,		
H Shares (A)	11,091,000	**21,696,115**
Mining – 1.16%		
Cameco Corporation (A)	158,950	5,792,023
Goldcorp Inc.	478,400	11,290,240
		17,082,263
Motor Vehicles – 2.62%		
Suzuki Motor Corporation (A)*	388,500	9,866,667
Toyota Motor Corporation (A)	529,200	28,761,600
		38,628,267
Multiple Industry – 3.63%		
Las Vegas Sands, Inc.*	161,838	11,061,627
Smiths Group plc (A)	801,240	13,449,262
streetTRACKS Gold Trust*	441,903	26,266,714
Sumitomo Mitsui Financial Group, Inc. (A)(B)	275	2,886,772
		53,664,375
Non-Residential Construction – 0.74%		
Fluor Corporation	102,720	7,898,141
Kurita Water Industries Ltd. (A)*	159,500	3,092,106
		10,990,247
Petroleum – International – 1.18%		
China Petroleum & Chemical Corporation,		
H Shares (A)	13,938,000	8,659,088
Exxon Mobil Corporation	109,828	7,369,459
PetroChina Company Limited, H Shares (A)(B)	1,350,000	1,452,125
		17,480,672
Petroleum – Services – 1.77%		
Baker Hughes Incorporated	131,545	8,971,369
Transocean Inc.*	119,033	8,716,787
Weatherford International Ltd.*	202,089	8,431,153
		26,119,309
Railroad – 0.28%		
Central Japan Railway Company (A)	385	**4,106,667**

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust – 0.84%		
Hongkong Land Holdings Limited	1,033,000	$ 4,008,040
Keppel Land Limited (A).	1,040,000	3,247,851
Sumitomo Realty & Development Co., Ltd. (A)	173,000	5,081,989
		12,337,880
Retail – Specialty Stores – 0.44%		
Shimachu Co., Ltd. (A)*	222,500	**6,536,085**
Security and Commodity Brokers – 3.25%		
Chicago Mercantile Exchange Holdings Inc. (D)	85,556	40,917,157
Goldman Sachs Group, Inc. (The)	42,263	7,149,632
		48,066,789
Utilities – Electric – 1.71%		
Veolia Environment (A).	419,320	**25,315,207**
Utilities – Telephone – 2.62%		
China Mobile (Hong Kong) Limited (A)	4,458,500	31,504,486
UBS AG	120,939	7,172,892
		38,677,378
TOTAL COMMON STOCKS – 39.96%		$ 590,348,653
(Cost: $544,117,743)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.56%		
Banco BMG S.A.:		
6.0%, 3–2–07	$1,040	1,034,800
8.75%, 7–1–10 (B)	2,000	2,005,000
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	3,225	3,272,730
PT Bank Rakyat Indonesia (Persero),		
7.75%, 10–30–13	1,950	1,980,204
		8,292,734
Beverages – 0.04%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (B)(E).	EUR400	**547,799**

See Notes to Schedule of Investments on page 25.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services – 0.07%		
Companhia de Saneamento Basico do Estado de Sao Paulo – SABESP,		
12.0%, 6–20–08	$ 950	$ 1,039,300
Chemicals – Petroleum and Inorganic – 0.04%		
Braskem S.A.,		
12.5%, 11–5–08 (B)	500	555,000
Construction Materials – 0.01%		
Interface, Inc.,		
9.5%, 2–1–14	170	175,100
Finance Companies – 0.27%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	300	309,210
Russian Standard Bank:		
7.5%, 10–7–10	1,400	1,359,162
7.5%, 10–7–10 (B)	200	194,000
Toyota Motor Credit Corporation,		
5.65%, 1–18–15	325	303,553
VTB Capital S.A.,		
8.385%, 7–30–07	1,750	1,786,225
		3,952,150
Food and Related – 0.18%		
Cosan S.A. Industria e Comercio:		
9.0%, 11–1–09	2,050	2,167,875
9.0%, 11–1–09 (B)	500	528,750
		2,696,625
Forest and Paper Products – 0.16%		
Kimberly-Clark de Mexico, S.A. de C.V.,		
8.875%, 8–1–09 (B)	1,500	1,617,708
Sino-Forest Corporation,		
9.125%, 8–17–11 (B)	700	726,250
		2,343,958
Homebuilders, Mobile Homes – 0.06%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	900	882,000

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hospital Supply and Management – 0.03%		
US Oncology Holdings, Inc.,		
10.675%, 3–15–15	$ 375	$ 382,500
Mining – 0.04%		
Vedanta Resources plc,		
6.625%, 2–22–10 (B)	550	535,562
Motion Pictures – 0.02%		
Cinemark, Inc.,		
0.0%, 3–15–14 (F)	400	319,000
Motor Vehicles – 0.02%		
Hyundai Motor Company,		
5.3%, 12–19–08 (B)	320	317,226
Non-Residential Construction – 0.16%		
Odebrecht Overseas Ltd.,		
11.5%, 2–25–09 (B)	2,200	2,431,000
Railroad – 0.17%		
TFM, S.A. de C.V.,		
12.5%, 6–15–12	1,600	1,760,000
Union Pacific Corporation,		
6.7%, 12–1–06	800	801,334
		2,561,334
Steel – 0.14%		
Evraz Group S.A.:		
8.25%, 11–10–15	1,500	1,501,875
8.25%, 11–10–15 (B)	500	501,250
		2,003,125
Utilities – Electric – 0.13%		
Compania de Transporte de Energia Electrica en Alta Tension Transener Sociedad Anonima,		
9.0%, 12–15–15	1,067	1,053,169
Empresa Nacional de Electricidad S.A.,		
7.75%, 7–15–08	900	931,488
		1,984,657
Utilities – Gas and Pipeline – 0.14%		
Transportadora de Gas del Sur S.A.,		
7.5%, 12–15–13	2,000	2,025,000

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone – 0.37%		
Digicel Limited:		
9.25%, 9–1–12	$1,600	$ 1,660,000
9.25%, 9–1–12 (B)	600	622,500
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	2,400	2,493,840
Open Joint Stock Company		
"Vimpel-Communications",		
8.0%, 2–11–10	750	769,838
		5,546,178
TOTAL CORPORATE DEBT SECURITIES – 2.61%		$ 38,590,248
(Cost: $38,574,440)		
OTHER GOVERNMENT SECURITIES		
Argentina – 0.54%		
Republic of Argentina (The), GDP-Linked		
Securities,		
0.0%, 12–15–35	80,100	7,985,970
Germany – 5.97%		
Bundesschatzanweisungen Federal		
Treasury Notes,		
3.0%, 3–14–08 (E)	EUR70,200	88,247,385
South Korea – 0.05%		
Korea Development Bank (The),		
5.785%, 10–29–06	$ 700	699,943
United Kingdom – 0.31%		
United Kingdom Treasury:		
5.75%, 12–7–09 (E)	GBP1,400	2,694,415
4.75%, 6–7–10 (E)	1,000	1,872,068
		4,566,483
TOTAL OTHER GOVERNMENT SECURITIES – 6.87%		$ 101,499,781
(Cost: $101,907,044)		

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 1.27%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO (Interest Only):		
4.5%, 8–15–17	$6,546	$ 619,039
5.5%, 9–15–17	5,819	986,449
5.0%, 11–15–17	2,952	410,648
5.0%, 5–15–18	3,369	784,625
5.0%, 4–15–19	501	72,869
5.0%, 4–15–19	246	34,732
5.0%, 2–15–20	537	12,441
5.0%, 7–15–21	369	26,167
5.0%, 6–15–22	398	14,720
5.0%, 7–15–22	1,642	66,605
5.0%, 11–15–22	648	93,324
5.0%, 1–15–23	348	15,974
5.0%, 4–15–23	211	14,937
5.0%, 5–15–23	436	67,841
5.0%, 6–15–23	3,449	547,973
5.0%, 8–15–23	324	52,686
5.5%, 11–15–23	1,100	92,287
5.5%, 11–15–23	838	61,692
5.0%, 9–15–24	613	46,207
5.5%, 9–15–24	344	24,615
5.5%, 4–15–25	84	10,586
5.5%, 4–15–25	225	19,963
5.0%, 9–15–25	832	74,233
5.5%, 10–15–25	4,867	1,066,371
5.0%, 4–15–26	3,307	279,684
5.0%, 10–15–28	990	196,488
5.5%, 2–15–30	315	38,237
5.0%, 8–15–30	456	47,868
5.5%, 3–15–31	444	60,947
5.5%, 10–15–32	4,509	870,189
5.5%, 1–15–33	3,073	719,140
5.5%, 5–15–33	3,175	745,210

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.5%, 11–25–17	$ 549	$ 44,822
5.0%, 5–25–22	333	44,836
5.0%, 7–25–23	6,271	1,168,391
5.0%, 8–25–23	2,009	318,495
5.5%, 9–25–25	337	25,302
5.5%, 11–25–25	734	50,014
4.5%, 4–25–30	2,850	320,883
5.0%, 9–25–30	2,744	390,197
5.0%, 3–25–31	7,423	1,102,563
5.0%, 8–15–31	4,969	707,429
5.5%, 8–25–33	8,729	1,846,363
5.5%, 12–25–33	3,897	792,495
5.5%, 8–25–35	3,719	1,028,874
Government National Mortgage Association Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	920	110,139
5.0%, 6–20–31	959	124,219
7.0%, 5–20–33	9,110	2,021,106
5.0%, 7–20–33	178	33,710
5.5%, 11–20–33	964	164,905
5.5%, 7–20–35	1,613	240,250
		18,709,740
Treasury Inflation Protected Obligations – 3.46%		
United States Treasury Notes:		
3.875%, 1–15–09 (G)	6,250	7,977,975
2.375%, 4–15–11 (G)	42,000	43,106,349
		51,084,324
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.73%		$ 69,794,064

(Cost: $70,483,667)

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

PUT OPTION – 0.00%	Number of Contracts	Value
NYSE Group, Inc., October 55, Expires 10–23–06	298	$ 1,490
(Cost: $70,717)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.14%)	Face Amount in Thousands	
Chinese Yuan Renminbi, 5–9–07 (E)	CNY193,000	101,994
Chinese Yuan Renminbi, 5–9–07 (E)	409,600	(236,594)
Euro, 1–10–07 (E)	EUR19,800	641,932
Euro, 1–10–07 (E)	9,420	(199,963)
Japanese Yen, 1–10–07 (E)	JPY9,756,000	(2,268,795)
Russian Ruble, 6–25–07 (E)	RUB485,600	236,644
Singapore Dollar, 8–21–07 (E)	SGD19,200	(235,341)
South Korean Won, 4–19–07 (E)	KRW23,700,000	263,720
Taiwan Dollar, 5–22–07 (E)	TWD394,000	(357,571)
		$ (2,053,974)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificate of Deposit – 0.61%		
Banks		
Wells Fargo Bank, N.A., 5.27%, 10–18–06	$ 9,000	9,000,000
Commercial Paper		
Aircraft – 1.69%		
United Technologies Corporation, 5.32%, 10–6–06	25,000	24,981,528
Beverages – 2.37%		
Anheuser-Busch Companies, Inc., 5.3%, 10–2–06	25,000	24,996,320
Diageo Capital plc (Diageo plc), 5.29%, 10–5–06	10,000	9,994,122
		34,990,442

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Capital Equipment – 1.15%		
Caterpillar Inc.,		
5.26%, 10–20–06	$17,000	$ 16,952,806
Chemicals – Petroleum and Inorganic – 1.35%		
du Pont (E.I.) de Nemours and Company,		
5.19%, 10–5–06	20,000	19,988,467
Electrical Equipment – 1.69%		
Emerson Electric Co.,		
5.25%, 10–11–06	25,000	24,963,542
Finance Companies – 3.86%		
Caterpillar Financial Services Corp.,		
5.19%, 10–2–06	10,000	9,998,558
PACCAR Financial Corp.,		
5.24%, 10–5–06	17,000	16,990,102
Preferred Receivables Funding Corp.,		
5.27%, 10–27–06	10,000	9,961,939
Prudential Funding LLC,		
5.23%, 10–4–06	20,000	19,991,283
		56,941,882
Food and Related – 2.20%		
Hershey Company (The):		
5.35%, 10–2–06	10,600	10,598,425
5.2%, 10–11–06	22,000	21,968,222
		32,566,647
Forest and Paper Products – 2.36%		
Kimberly-Clark Worldwide Inc.:		
5.2%, 10–17–06	20,000	19,953,778
5.2%, 10–19–06	15,000	14,961,000
		34,914,778
Health Care – Drugs – 1.98%		
Alcon Capital Corporation (Nestle S.A.):		
5.23%, 10–3–06	10,000	9,997,094
5.22%, 10–19–06	19,300	19,249,627
		29,246,721
Insurance – Life – 0.68%		
American General Finance Corporation,		
5.25%, 10–11–06	10,000	9,985,417

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Mining – 1.35%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited):		
5.27%, 10–11–06	$10,000	$ 9,985,361
5.27%, 10–19–06	10,000	9,973,650
		19,959,011
Motor Vehicles – 0.52%		
Harley-Davidson Funding Corp.,		
5.21%, 10–16–06	7,700	**7,683,285**
Multiple Industry – 0.68%		
Honeywell International Inc.,		
5.25%, 10–2–06	10,000	**9,998,542**
Petroleum – International – 2.37%		
Shell International Finance B.V. and Royal		
Dutch Shell plc (Royal Dutch Shell plc):		
5.22%, 10–3–06	15,000	14,995,650
5.2%, 10–30–06	20,100	20,015,804
		35,011,454
Publishing – 1.69%		
Gannett Co., Inc.,		
5.23%, 10–11–06	10,000	9,985,472
Scripps (E.W.) Co.,		
5.23%, 10–17–06	15,000	14,965,133
		24,950,605
Retail – General Merchandise – 5.75%		
Home Depot, Inc. (The),		
5.36%, 10–2–06	36,846	36,840,514
Target Corporation:		
5.28%, 10–10–06	22,000	21,970,960
5.29%, 10–10–06	6,000	5,992,065
Wal-Mart Stores, Inc.:		
5.2%, 10–11–06	10,170	10,155,310
5.2%, 10–11–06	10,000	9,985,556
		84,944,405

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Security and Commodity Brokers – 1.35%		
American Express Credit Corp.,		
5.23%, 10–30–06	$20,000	$ 19,915,739
Trucking and Shipping – 1.01%		
United Parcel Service Inc.,		
5.18%, 10–13–06	15,000	14,974,100
Utilities – Telephone – 1.01%		
AT&T Inc.,		
5.27%, 10–23–06	5,000	4,983,897
BellSouth Corporation,		
5.24%, 10–10–06	10,000	9,986,900
		14,970,797
Total Commercial Paper – 35.06%		517,940,168
TOTAL SHORT-TERM SECURITIES – 35.67%		$ 526,940,168
(Cost: $526,940,168)		
TOTAL INVESTMENT SECURITIES – 97.40%		$1,438,846,735
(Cost: $1,397,697,040)		
CASH[D] **AND OTHER ASSETS, NET OF LIABILITIES – 2.60%**		38,388,166
NET ASSETS – 100.00%		$1,477,234,901

See Notes to Schedule of Investments on page 25.

The Investments of Ivy Asset Strategy Fund

September 30, 2006

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreements were outstanding at September 30, 2006. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Lehman Brothers	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	$7,000,000	$(280,345)
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	7,000,000	(293,908)
Morgan Stanley	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	14,000,000	(582,390)
Lehman Brothers	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	53,600,000	(16,884)
Merrill Lynch International	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	22,150,000	20,696
Merrill Lynch International	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	23,100,000	(7,277)
Morgan Stanley	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	15,250,000	14,249
Morgan Stanley	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	30,000,000	(9,450)
Morgan Stanley	Federative Republic of Brazil	1.89%	6–20–11	9,000,000	(192,458)
					$(1,347,767)

Notes to Schedule of Investments (Continued)

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of these securities amounted to $25,757,008 or 1.74% of net assets.

(C)Security serves as cover for the following written call option outstanding as of September 30, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
SanDisk Corporation	1,195	October/67.5	$181,228	$17,925

(D)Cash and security serve as collateral for the following open futures contracts at September 30, 2006. (See Note 8 to financial statements):

Type	Number of Contracts	Expiration Date	Market Value	Underlying Face Amount at Value
VIX Index	2,300	10–17–06	$ 30,130,000	$ 35,744,726
VIX Index	3,747	11–14–06	54,818,610	59,759,795
VIX Index	2,163	12–12–06	33,786,060	34,212,535
			$118,734,670	$129,717,056

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (CNY – Chinese Yuan Renminbi, EUR – Euro, GBP – British Pound, JPY – Japanese Yen, KRW – South Korean Won, RUB – Russian Ruble, SGD – Singapore Dollar, TWD – Taiwan Dollar).

(F)The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(G)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ASSET STRATEGY FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $1,282,094)	$1,325,121
Bullion (cost – $115,603)	113,726
	1,438,847
Cash	2,011
Receivables:	
Fund shares sold	32,838
Dividends and interest	3,811
Investment securities sold	516
Initial margin – futures	11,196
Deposit with broker for swaps (Note 7)	1,400
Amortized swap premiums paid (Note 7)	542
Unrealized appreciation on swap agreements (Note 7)	35
Prepaid and other assets	108
Total assets	1,491,304

LIABILITIES

Payable for investment securities purchased	5,532
Payable to Fund shareholders	4,773
Unrealized depreciation on swap agreements (Note 7)	1,383
Payable for variation margin	249
Accrued shareholder servicing (Note 2)	184
Accrued management fee (Note 2)	54
Accrued distribution fee (Note 2)	29
Accrued accounting services fee (Note 2)	25
Amortized swap premiums received (Note 7)	23
Accrued service fee (Note 2)	20
Outstanding written options at market (premium received – $181) (Note 6)	18
Other	1,779
Total liabilities	14,069
Total net assets	$1,477,235

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 783
Additional paid-in capital	1,397,018
Accumulated undistributed income:	
Accumulated undistributed net investment income	5,322
Accumulated undistributed net realized gain on investment transactions	45,140
Net unrealized appreciation in value of investments	28,972
Net assets applicable to outstanding units of capital	$1,477,235
Net asset value per share (net assets divided by shares outstanding):	
Class A	$19.00
Class B	$18.69
Class C	$18.73
Class Y	$19.02
Capital shares outstanding:	
Class A	36,245
Class B	3,868
Class C	34,268
Class Y	3,912
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

IVY ASSET STRATEGY FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $227)	$ 3,660
Interest and amortization.	9,658
Total income	13,318

Expenses (Note 2):

Accounting services fee	119
Audit fees.	12
Custodian fees.	78
Distribution fee:	
Class A.	44
Class B.	199
Class C.	1,622
Class Y	2
Investment management fee.	3,457
Legal fees	11
Service fee:	
Class A.	554
Class B.	66
Class C.	541
Class Y	61
Shareholder servicing:	
Class A.	356
Class B.	66
Class C.	334
Class Y	45
Other	218
Total expenses	7,785
Net investment income	5,533

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities.	39,410
Realized net gain on forward currency contracts	16
Realized net loss on swap agreements	(310)
Realized net loss on futures contracts	(2,812)
Realized net gain on foreign currency transactions	97
Realized net gain on investments	36,401
Unrealized depreciation in value of securities during the period	(39,095)
Unrealized depreciation in value of forward currency contracts during the period	(2,064)
Unrealized depreciation in value of swap agreements during the period	(1,221)
Unrealized depreciation in value of futures contracts during the period	(10,932)
Unrealized appreciation in value of written options during the period	163
Unrealized depreciation in value of foreign currency exchange during the period	(23)
Unrealized depreciation in value of investments during the period	(53,172)
Net loss on investments	(16,771)
Net decrease in net assets resulting from operations	$(11,238)

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ASSET STRATEGY FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 5,533	$ 779
Realized net gain on investments	36,401	10,323
Unrealized appreciation (depreciation)	(53,172)	67,772
Net increase (decrease) in net assets resulting from operations	(11,238)	78,874
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(564)	(271)
Class B	(—)	(1)
Class C	(—)	(45)
Class Y	(66)	(29)
Realized gains on investment transactions:		
Class A	(—)	(1,037)
Class B	(—)	(182)
Class C	(—)	(1,029)
Class Y	(—)	(106)
	(630)	(2,700)
Capital share transactions (Note 5)	904,168	399,680
Total increase	892,300	475,854
NET ASSETS		
Beginning of period.	584,935	109,081
End of period.	$1,477,235	$584,935
Undistributed net investment income	$5,322	$322

(1)See "Financial Highlights" on pages 30 - 33.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9–30–06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$18.76	$14.21	$12.86	$11.18	$11.33	$11.98
Income (loss) from investment operations:						
Net investment income	0.14[1]	0.05	0.06	0.08	0.16	0.25
Net realized and unrealized gain (loss) on investments	0.12[1]	4.68	1.47	1.71	(0.16)	(0.40)
Total from investment operations	0.26	4.73	1.53	1.79	(0.00)	(0.15)
Less distributions from:						
Net investment income	(0.02)	(0.04)	(0.07)	(0.11)	(0.15)	(0.30)
Capital gains	(0.00)	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.02)	(0.18)	(0.18)	(0.11)	(0.15)	(0.50)
Net asset value, end of period	$19.00	$18.76	$14.21	$12.86	$11.18	$11.33
Total return[2]	1.39%	33.40%	12.02%	16.06%	0.00%	−1.25%
Net assets, end of period (in millions).	$689	$269	$39	$17	$9	$4
Ratio of expenses to average net assets	1.17%[3]	1.28%	1.44%	1.47%	1.40%	1.45%
Ratio of net investment income to average net assets	1.46%[3]	0.69%	0.56%	0.53%	1.23%	2.28%
Portfolio turnover rate.	93%	53%	98%	254%	109%	143%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9–30–06	For the fiscal year ended March 31,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$18.50	$14.11	$12.83	$11.17	$11.32	$11.97
Income (loss) from investment operations:						
Net investment income (loss)	0.06	0.01	(0.03)	(0.03)	0.05	0.17
Net realized and unrealized gain (loss) on investments	0.13	4.52	1.44	1.71	(0.15)	(0.41)
Total from investment operations	0.19	4.53	1.41	1.68	(0.10)	(0.24)
Less distributions from:						
Net investment income	(0.00)	(0.00)*	(0.02)	(0.02)	(0.05)	(0.21)
Capital gains	(0.00)	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.00)	(0.14)	(0.13)	(0.02)	(0.05)	(0.41)
Net asset value, end of period	$18.69	$18.50	$14.11	$12.83	$11.17	$11.32
Total return	1.03%	32.22%	11.02%	15.07%	−0.92%	−2.03%
Net assets, end of period (in millions)	$72	$37	$11	$7	$3	$3
Ratio of expenses to average net assets	2.02%[1]	2.14%	2.30%	2.38%	2.35%	2.25%
Ratio of net investment income (loss) to average net assets	0.57%[1]	−0.13%	−0.30%	−0.40%	0.31%	1.50%
Portfolio turnover rate	93%	53%	98%	254%	109%	143%

*Not shown due to rounding.

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9–30–06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$18.54	$14.12	$12.83	$11.17	$11.32	$11.97
Income (loss) from investment operations:						
Net investment income (loss)	0.05	0.01	(0.03)	(0.03)	0.05	0.19
Net realized and unrealized gain (loss) on investments	0.14	4.56	1.45	1.73	(0.14)	(0.43)
Total from investment operations	0.19	4.57	1.42	1.70	(0.09)	(0.24)
Less distributions from:						
Net investment income	(0.00)	(0.01)	(0.02)	(0.04)	(0.06)	(0.21)
Capital gains	(0.00)	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.00)	(0.15)	(0.13)	(0.04)	(0.06)	(0.41)
Net asset value, end of period	$18.73	$18.54	$14.12	$12.83	$11.17	$11.32
Total return	1.02%	32.45%	11.11%	15.21%	−0.79%	−1.98%
Net assets, end of period (in millions)	$642	$250	$55	$49	$51	$47
Ratio of expenses to average net assets	1.92%[1]	2.01%	2.21%	2.27%	2.20%	2.20%
Ratio of net investment income (loss) to average net assets	0.70%[1]	−0.01%	−0.22%	−0.26%	0.46%	1.59%
Portfolio turnover rate	93%	53%	98%	254%	109%	143%

[1]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ASSET STRATEGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9–30–06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$18.78	$14.22	$12.87	$11.18	$11.33	$11.98
Income (loss) from investment operations:						
Net investment income	0.14[1]	0.05	0.08	0.09	0.11	0.28
Net realized and unrealized gain (loss) on investments	0.12[1]	4.69	1.45	1.71	(0.10)	(0.42)
Total from investment operations	0.26	4.74	1.53	1.80	0.01	(0.14)
Less distributions from:						
Net investment income	(0.02)	(0.04)	(0.07)	(0.11)	(0.16)	(0.31)
Capital gains	(0.00)	(0.14)	(0.11)	(0.00)	(0.00)	(0.20)
Total distributions	(0.02)	(0.18)	(0.18)	(0.11)	(0.16)	(0.51)
Net asset value, end of period	$19.02	$18.78	$14.22	$12.87	$11.18	$11.33
Total return	1.40%	33.46%	12.05%	16.19%	0.08%	−1.14%
Net assets, end of period (in millions)	$74	$29	$4	$2	$1	$1
Ratio of expenses to average net assets	1.19%[2]	1.22%	1.35%	1.39%	1.32%	1.33%
Ratio of net investment income to average net assets	1.44%[2]	0.81%	0.66%	0.67%	1.34%	2.44%
Portfolio turnover rate	93%	53%	98%	254%	109%	143%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

Portfolio Highlights

On September 30, 2006, Ivy Capital Appreciation Fund had net assets totaling $49,813,985 invested in a diversified portfolio of:

79.94%	Domestic Common Stocks
13.71%	Cash and Cash Equivalents
6.35%	Foreign Common Stock

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Technology Stocks	$22.72
Health Care Stocks	$16.15
Cash and Cash Equivalents.	$13.71
Financial Services Stocks	$ 8.85
Business Equipment and Services Stocks	$ 8.03
Energy Stocks	$ 7.90
Multi-Industry Stocks	$ 6.01
Miscellaneous Stocks.	$ 5.30
Transportation Stocks.	$ 4.36
Consumer Nondurables Stocks	$ 3.80
Retail Stocks	$ 3.17

The Investments of Ivy Capital Appreciation Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 1.19%		
AirTran Holdings, Inc.*	12,000	$ 119,040
UTi Worldwide Inc.	17,000	475,745
		594,785
Aircraft – 3.14%		
Boeing Company (The)	8,000	630,800
L–3 Communications Holdings, Inc.	3,800	297,654
United Technologies Corporation	10,000	633,500
		1,561,954
Banks – 1.59%		
Bank of America Corporation	5,500	294,635
Citigroup Inc.	10,000	496,700
		791,335
Business Equipment and Services – 4.20%		
NYSE Group, Inc.*	28,000	**2,093,000**
Chemicals – Petroleum and Inorganic – 1.13%		
Monsanto Company	12,000	**564,120**
Communications Equipment – 2.32%		
Corning Incorporated*	22,000	537,020
QUALCOMM Incorporated	17,000	618,120
		1,155,140
Computers – Main and Mini – 2.25%		
Hewlett-Packard Company	20,000	733,800
Xerox Corporation*	25,000	389,000
		1,122,800
Computers – Micro – 1.93%		
Apple Computer, Inc.*	12,500	**962,250**
Computers – Peripherals – 7.92%		
Adobe Systems Incorporated*	28,000	1,049,020
Microsoft Corporation	43,000	1,174,975
Research In Motion Limited*	10,000	1,026,750
SAP Aktiengesellschaft, ADR	14,000	693,000
		3,943,745
Defense – 2.48%		
DRS Technologies, Inc.	15,100	659,417
General Dynamics Corporation	8,000	573,360
		1,232,777

See Notes to Schedule of Investments on page 39.

The Investments of Ivy Capital Appreciation Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 2.68%		
Advanced Micro Devices, Inc.*	19,500	$ 484,575
Broadcom Corporation, Class A*.	14,000	424,690
SanDisk Corporation*	8,000	427,920
		1,337,185
Finance Companies – 1.67%		
SLM Corporation	16,000	**831,680**
Health Care – Drugs – 7.83%		
Amgen Inc.*	13,800	986,838
Genentech, Inc.*	6,000	496,200
Gilead Sciences, Inc.*	20,000	1,374,100
MedImmune, Inc.*	6,000	175,230
Pfizer Inc.	8,000	226,880
Shire Pharmaceuticals Group plc, ADR	4,000	197,480
Teva Pharmaceutical Industries Limited, ADR	13,000	443,105
		3,899,833
Health Care – General – 2.77%		
Da Vita Inc.*	12,000	694,440
St. Jude Medical, Inc.*	8,000	282,320
Schein (Henry), Inc.*	8,000	400,920
		1,377,680
Hospital Supply and Management – 5.55%		
Emageon Inc.*	27,000	420,390
Medtronic, Inc.	11,000	510,840
Triad Hospitals, Inc.*.	15,500	682,465
UnitedHealth Group Incorporated	14,000	688,800
WellPoint, Inc.*	6,000	462,300
		2,764,795
Hotels and Gaming – 0.45%		
Hilton Hotels Corporation.	8,000	**222,800**
Household – General Products – 3.80%		
Colgate-Palmolive Company	14,500	900,450
Procter & Gamble Company (The)	16,000	991,680
		1,892,130
Insurance – Property and Casualty – 0.20%		
Berkshire Hathaway Inc., Class B*	32	**101,568**
Metal Fabrication – 1.14%		
Precision Castparts Corp.	9,000	**568,440**

See Notes to Schedule of Investments on page 39.

The Investments of Ivy Capital Appreciation Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Mining – 0.85%		
Phelps Dodge Corporation.	5,000	$ 423,500
Motor Vehicle Parts – 0.62%		
American Axle & Manufacturing Holdings, Inc.	18,500	308,765
Multiple Industry – 6.01%		
Altria Group, Inc.	8,500	650,675
General Electric Company	49,000	1,729,700
Las Vegas Sands, Inc.*	9,000	615,150
		2,995,525
Petroleum – International – 4.34%		
Anadarko Petroleum Corporation	12,000	525,960
Apache Corporation	6,000	379,200
ConocoPhillips	11,500	684,595
Exxon Mobil Corporation	8,500	570,350
		2,160,105
Petroleum – Services – 3.56%		
Nabors Industries Ltd.*.	11,000	327,250
Patterson-UTI Energy, Inc.	10,000	237,500
Schlumberger Limited	10,000	620,300
Transocean Inc.*.	8,000	585,840
		1,770,890
Railroad – 2.09%		
Burlington Northern Santa Fe Corporation	7,000	514,080
Union Pacific Corporation	6,000	528,000
		1,042,080
Restaurants – 1.39%		
P.F. Chang's China Bistro, Inc.*	6,500	225,550
Panera Bread Company, Class A*	8,000	466,320
		691,870
Retail – Food Stores – 1.78%		
CVS Corporation	5,500	176,660
Walgreen Co.	16,000	710,240
		886,900
Security and Commodity Brokers – 5.39%		
Chicago Mercantile Exchange Holdings Inc.	600	286,950
Goldman Sachs Group, Inc. (The)	2,700	456,759
Legg Mason, Inc.	6,000	605,160
Marsh & McLennan Companies, Inc.	9,000	253,350
Merrill Lynch & Co., Inc.	8,000	625,760
Prudential Financial, Inc.	6,000	457,500
		2,685,479

See Notes to Schedule of Investments on page 39.

The Investments of Ivy Capital Appreciation Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 3.83%		
Google Inc., Class A*.	3,800	$ 1,527,087
Yahoo! Inc.*	15,000	379,575
		1,906,662
Trucking and Shipping – 1.08%		
United Parcel Service, Inc., Class B	7,500	**539,550**
Utilities – Telephone – 1.11%		
AT&T Inc.	17,000	**553,520**
TOTAL COMMON STOCKS – 86.29%		**$42,982,863**
(Cost: $37,852,846)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Finance Companies – 4.00%		
Preferred Receivables Funding Corp.,		
5.26%, 10–19–06	$2,000	**1,994,740**
Food and Related – 3.65%		
McCormick & Co. Inc.,		
5.37%, 10–2–06	1,817	**1,816,729**
Publishing – 2.01%		
Gannett Co., Inc.,		
5.26%, 10–3–06	1,000	**999,708**
Utilities – Electric – 3.61%		
Wisconsin Electric Power Co.,		
5.38%, 10–2–06	1,800	**1,799,731**
TOTAL SHORT-TERM SECURITIES – 13.27%		**$ 6,610,908**
(Cost: $6,610,908)		
TOTAL INVESTMENT SECURITIES – 99.56%		**$49,593,771**
(Cost: $44,463,754)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.44%		**220,214**
NET ASSETS – 100.00%		**$49,813,985**

See Notes to Schedule of Investments on page 39.

The Investments of Ivy Capital Appreciation Fund

September 30, 2006

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CAPITAL APPRECIATION FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $44,464) (Notes 1 and 3)	$49,594
Receivables:	
Investment securities sold.	1,424
Fund shares sold.	145
Dividends and interest.	27
Prepaid and other assets	27
Total assets	51,217

LIABILITIES

Payable for investment securities purchased	1,347
Payable to Fund shareholders	25
Accrued shareholder servicing (Note 2).	12
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Due to custodian.	1
Other.	13
Total liabilities	1,403
Total net assets.	$49,814

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 55
Additional paid-in capital	45,844
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(38)
Accumulated undistributed net realized loss on	
investment transactions	(1,177)
Net unrealized appreciation in value of investments.	5,130
Net assets applicable to outstanding units of capital.	$49,814
Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.23
Class B	$8.67
Class C	$8.68
Class Y	$9.25
Capital shares outstanding:	
Class A	4,288
Class B	281
Class C	794
Class Y	98
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

IVY CAPITAL APPRECIATION FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1)	$ 170
Interest and amortization.	141
Total income	311
Expenses (Note 2):	
Accounting services fee	15
Audit fees.	13
Custodian fees.	4
Distribution fee:	
Class A	3
Class B	8
Class C	25
Investment management fee.	148
Legal fees	2
Registration fees	24
Service fee:	
Class A	42
Class B	3
Class C	8
Class Y	1
Shareholder servicing:	
Class A	43
Class B	6
Class C	10
Class Y	1
Other	14
Total	370
Less voluntary waiver of investment management fee (Note 2)	(23)
Total expenses.	347
Net investment loss	(36)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	1,205
Unrealized depreciation in value of investments during the period	(681)
Net gain on investments.	524
Net increase in net assets resulting from operations	$ 488

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY CAPITAL APPRECIATION FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (36)	$ (153)
Realized net gain on investments	1,205	323
Unrealized appreciation (depreciation)	(681)	3,979
Net increase in net assets resulting from operations	488	4,149
Distributions to shareholders from (Note 1F):[(1)]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	3,769	27,007
Total increase	4,257	31,156
NET ASSETS		
Beginning of period.	45,557	14,401
End of period.	$49,814	$45,557
Undistributed net investment loss	$ (38)	$ (2)

(1)See "Financial Highlights" on pages 43 - 46.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$9.16	$7.99	$7.52	$5.73	$6.43	$7.19
Income (loss) from investment operations:						
Net investment income (loss)	0.00[2]	(0.03)[2]	(0.02)	(0.06)	(0.03)	(0.08)
Net realized and unrealized gain (loss) on investments	0.07[2]	1.20[2]	0.49	1.85	(0.67)	(0.68)
Total from investment operations	0.07	1.17	0.47	1.79	(0.70)	(0.76)
Less distributions from:						
Net investment income ...	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$9.23	$9.16	$7.99	$7.52	$5.73	$6.43
Total return[3]	0.76%	14.64%	6.25%	31.24%	−10.89%	−10.57%
Net assets, end of period (in millions)	$40	$36	$11	$6	$4	$4
Ratio of expenses to average net assets including voluntary expense waiver .	1.35%[4]	1.30%	1.19%	1.47%	1.50%	1.62%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.02%[4]	−0.29%	0.03%	−1.05%	−0.67%	−0.92%
Ratio of expenses to average net assets excluding voluntary expense waiver .	1.45%[4]	1.55%	1.84%	2.12%	2.15%	2.17%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.08%[4]	−0.54%	−0.62%	−1.70%	−1.32%	−1.46%
Portfolio turnover rate	46%	60%	62%	115%	145%	96%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.65	$7.62	$7.26	$5.58	$6.31	$7.12
Income (loss) from investment operations:						
Net investment loss.	(0.05)[2]	(0.11)[2]	(0.01)	(0.09)	(0.11)	(0.13)
Net realized and unrealized gain (loss) on investments.	0.07[2]	1.14[2]	0.37	1.77	(0.62)	(0.68)
Total from investment operations	0.02	1.03	0.36	1.68	(0.73)	(0.81)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$8.67	$8.65	$7.62	$7.26	$5.58	$6.31
Total return	0.23%	13.52%	4.96%	30.11%	−11.57%	−11.38%
Net assets, end of period (in thousands)	$2,432	$2,173	$1,068	$538	$247	$358
Ratio of expenses to average net assets including voluntary expense waiver . .	2.51%[3]	2.31%	2.03%	2.28%	2.47%	2.56%
Ratio of net investment loss to average net assets including voluntary expense waiver . .	−1.14%[3]	−1.30%	−0.81%	−1.87%	−1.63%	−1.86%
Ratio of expenses to average net assets excluding voluntary expense waiver . .	2.61%[3]	2.56%	2.68%	2.93%	3.12%	3.42%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.24%[3]	−1.55%	−1.46%	−2.52%	−2.28%	−2.71%
Portfolio turnover rate.	46%	60%	62%	115%	145%	96%

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Based on average weekly shares outstanding.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.64	$7.60	$7.24	$5.57	$6.32	$7.13
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)[2]	(0.09)[2]	0.03	(0.11)	(0.12)	(0.19)
Net realized and unrealized gain (loss) on investments.	0.07[2]	1.13[2]	0.33	1.78	(0.63)	(0.62)
Total from investment operations	0.04	1.04	0.36	1.67	(0.75)	(0.81)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$8.68	$8.64	$7.60	$7.24	$5.57	$6.32
Total return	0.46%	13.68%	4.97%	29.98%	−11.87%	−11.36%
Net assets, end of period (in millions)	$7	$7	$2	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver . .	2.17%[3]	2.07%	2.15%	2.46%	2.64%	2.76%
Ratio of net investment loss to average net assets including voluntary expense waiver . .	−0.81%[3]	−1.05%	−0.96%	−2.05%	−1.81%	−2.07%
Ratio of expenses to average net assets excluding voluntary expense waiver . .	2.27%[3]	2.32%	2.80%	3.11%	3.29%	3.69%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.91%[3]	−1.30%	−1.61%	−2.70%	−2.46%	−2.99%
Portfolio turnover rate	46%	60%	62%	115%	145%	96%

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Based on average weekly shares outstanding.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CAPITAL APPRECIATION FUND[1]
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended 3-31-06	For the period from 9-15-04[2] to 3-31-05
Net asset value, beginning of period	$9.16	$7.99	$7.33
Income (loss) from investment operations:			
Net investment income (loss)	0.01[3]	(0.02)[3]	0.03
Net realized and unrealized gain on investments	0.08[3]	1.19[3]	0.63
Total from investment operations	0.09	1.17	0.66
Less distributions from:			
Net investment income	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$9.25	$9.16	$7.99
Total return	0.98%	14.64%	9.00%
Net assets, end of period (in thousands)	$906	$798	$108
Ratio of expenses to average net assets including voluntary expense waiver	1.24%[4]	1.20%	1.11%[4]
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.12%[4]	−0.23%	0.47%[4]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.34%[4]	1.45%	1.76%[4]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.02%[4]	−0.48%	−0.18%[4]
Portfolio turnover rate	46%	60%	62%[5]

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Based on average weekly shares outstanding.
(4)Annualized.
(5)For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

Portfolio Highlights

On September 30, 2006, Ivy Core Equity Fund had net assets totaling $254,803,256 invested in a diversified portfolio of:

85.88%	Domestic Common Stocks
8.84%	Foreign Common Stocks
5.28%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



	Technology Stocks	$26.78
	Financial Services Stocks	$15.43
	Energy Stocks	$12.48
	Health Care Stocks	$10.58
	Consumer Nondurables Stocks	$ 7.56
	Multi Industry Stocks	$ 6.51
	Cash and Cash Equivalents.	$ 5.28
	Retail Stocks	$ 4.58
	Utilities Stocks	$ 4.57
	Miscellaneous Stocks.	$ 3.15
	Raw Materials Stocks.	$ 3.08

The Investments of Ivy Core Equity Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Aircraft – 5.77%		
Boeing Company (The)	70,400	$ 5,551,040
Lockheed Martin Corporation	59,600	5,129,176
United Technologies Corporation.	63,400	4,016,390
		14,696,606
Banks – 4.22%		
Bank of America Corporation.	104,200	5,581,994
Wells Fargo & Company	143,000	5,173,740
		10,755,734
Beverages – 1.99%		
PepsiCo, Inc.	77,766	5,075,009
Capital Equipment – 1.28%		
Deere & Company	38,811	3,256,631
Chemicals – Petroleum and Inorganic – 1.01%		
du Pont (E.I.) de Nemours and Company	60,400	2,587,536
Chemicals – Specialty – 2.07%		
Air Products and Chemicals, Inc.	79,359	5,267,057
Communications Equipment – 2.66%		
Cisco Systems, Inc.*	108,800	2,500,768
Corning Incorporated*	175,200	4,276,632
		6,777,400
Computers – Main and Mini – 4.18%		
Hewlett-Packard Company.	154,900	5,683,281
Xerox Corporation*.	319,100	4,965,196
		10,648,477
Computers – Micro – 1.89%		
Apple Computer, Inc.*	62,700	4,826,646
Computers – Peripherals – 5.86%		
Adobe Systems Incorporated*	116,100	4,349,686
Electronic Arts Inc.*	87,100	4,850,164
Microsoft Corporation.	93,100	2,543,957
SAP Aktiengesellschaft, ADR	64,547	3,195,077
		14,938,884
Consumer Electronics – 0.89%		
Research In Motion Limited*	22,100	2,269,118
Defense – 3.01%		
General Dynamics Corporation	107,100	7,675,857

See Notes to Schedule of Investments on page 51.

The Investments of Ivy Core Equity Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 3.41%		
Advanced Micro Devices, Inc.*	298,500	$ 7,417,725
Broadcom Corporation, Class A*.	42,200	1,280,137
		8,697,862
Finance Companies – 2.45%		
SLM Corporation	119,900	**6,232,402**
Food and Related – 1.50%		
Campbell Soup Company	86,900	3,171,850
ConAgra Foods, Inc.	26,600	651,168
		3,823,018
Health Care – Drugs – 6.09%		
Amgen Inc.*	38,600	2,760,286
Novartis AG, Registered Shares (A)	50,500	2,948,139
Pfizer Inc.	298,400	8,462,624
Schering-Plough Corporation	60,600	1,338,654
		15,509,703
Health Care – General – 2.74%		
Johnson & Johnson	107,500	**6,981,050**
Hospital Supply and Management – 1.75%		
Medtronic, Inc.	95,901	**4,453,642**
Household – General Products – 4.07%		
Colgate-Palmolive Company	84,968	5,276,513
Procter & Gamble Company (The)	82,200	5,094,756
		10,371,269
Insurance – Life – 1.01%		
Aflac Incorporated	56,500	**2,585,440**
Insurance – Property and Casualty – 1.43%		
ACE Limited	66,700	**3,650,491**
Multiple Industry – 6.51%		
Altria Group, Inc.	48,600	3,720,330
General Electric Company	287,157	10,136,642
Las Vegas Sands, Inc.*	39,900	2,727,165
		16,584,137
Petroleum – International – 3.35%		
Exxon Mobil Corporation	127,179	**8,533,711**

See Notes to Schedule of Investments on page 51.

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 9.13%		
Baker Hughes Incorporated.........................	76,731	$ 5,233,054
Schlumberger Limited	108,976	6,759,781
Smith International, Inc.	120,000	4,656,000
Transocean Inc.*...................................	18,400	1,347,432
Weatherford International Ltd.*	126,000	5,256,720
		23,252,987
Railroad – 0.98%		
Union Pacific Corporation	28,300	**2,490,400**
Restaurants – 0.30%		
YUM! Brands, Inc.	14,500	**754,725**
Retail – General Merchandise – 2.48%		
Kohl's Corporation*...............................	38,500	2,499,420
Wal-Mart Stores, Inc.	77,500	3,822,300
		6,321,720
Retail – Specialty Stores – 1.80%		
Best Buy Co., Inc.	85,500	**4,579,380**
Security and Commodity Brokers – 6.32%		
Goldman Sachs Group, Inc. (The)	26,600	4,499,922
Merrill Lynch & Co., Inc.	35,300	2,761,166
Morgan (J.P.) Chase & Co.	188,500	8,851,960
		16,113,048
Utilities – Electric – 1.01%		
Dominion Resources, Inc.	33,600	**2,570,064**
Utilities – Telephone – 3.56%		
AT&T Inc.	118,500	3,858,360
UBS AG (A)	87,000	5,204,206
		9,062,566
TOTAL COMMON STOCKS – 94.72%		**$241,342,570**
(Cost: $196,300,030)		

See Notes to Schedule of Investments on page 51.

The Investments of Ivy Core Equity Fund

September 30, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Finance Companies – 2.74%		
Three Pillars Funding LLC,		
5.37%, 10–2–06	$7,006	$ 7,004,955
Utilities – Gas and Pipeline – 1.58%		
Michigan Consolidated Gas Co.,		
5.3%, 10–2–06	4,000	3,999,411
TOTAL SHORT-TERM SECURITIES – 4.32%		$ 11,004,366
(Cost: $11,004,366)		
TOTAL INVESTMENT SECURITIES – 99.04%		$252,346,936
(Cost: $207,304,396)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.96%		2,456,320
NET ASSETS – 100.00%		$254,803,256

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY CORE EQUITY FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $207,304) (Notes 1 and 3)	$252,347
Receivables:	
Investment securities sold.	5,251
Dividends and interest.	235
Fund shares sold.	85
Prepaid and other assets	29
Total assets	257,947

LIABILITIES

Payable for investment securities purchased	2,122
Payable to Fund shareholders	774
Accrued shareholder servicing (Note 2).	93
Due to custodian.	37
Accrued management fee (Note 2)	10
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	7
Accrued service fee (Note 2)	4
Other.	89
Total liabilities.	3,144
Total net assets.	$254,803

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 250
Additional paid-in capital	192,035
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(423)
Accumulated undistributed net realized gain on	
investment transactions	17,899
Net unrealized appreciation in value of investments.	45,042
Net assets applicable to outstanding units of capital.	$254,803
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.58
Class B	$ 9.96
Class C	$10.05
Class Y	$11.00
Capital shares outstanding:	
Class A	7,235
Class B	1,075
Class C	16,532
Class Y	135
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

IVY CORE EQUITY FUND

For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $8)	$1,648
Interest and amortization.	449
Total income	2,097

Expenses (Note 2):

Accounting services fee	47
Audit fees.	19
Custodian fees.	8
Distribution fee:	
Class A	5
Class B	41
Class C	627
Investment management fee.	888
Service fee:	
Class A	88
Class B	14
Class C	209
Class Y	2
Shareholder servicing:	
Class A	122
Class B	26
Class C	279
Class Y	1
Other	76
Total expenses	2,452
Net investment loss	(355)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	16,944
Realized net loss on foreign currency transactions	(9)
Realized net gain on investments	16,935
Unrealized depreciation in value of investments during the period	(9,239)
Net gain on investments.	7,696
Net increase in net assets resulting from operations	$7,341

Statement of Changes in Net Assets

IVY CORE EQUITY FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
DECREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (355)	$ (1,525)
Realized net gain on investments	16,935	41,835
Unrealized depreciation.	(9,239)	(9,168)
Net increase in net assets resulting from operations.	7,341	31,142
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(12,474)	(33,198)
Total decrease	(5,133)	(2,056)
NET ASSETS		
Beginning of period.	259,936	261,992
End of period.	$254,803	$259,936
Undistributed net investment loss	$ (423)	$ (59)

(1)See "Financial Highlights" on pages 55 - 58.

Financial Highlights

IVY CORE EQUITY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.24	$ 9.03	$8.08	$6.63	$8.89	$9.51
Income (loss) from investment operations:						
Net investment income (loss)	0.01	(0.00)	0.02	0.01	(0.08)	(0.20)
Net realized and unrealized gain (loss) on investments	0.33	1.21	0.93	1.44	(2.18)	(0.11)
Total from investment operations	0.34	1.21	0.95	1.45	(2.26)	(0.31)
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$10.58	$10.24	$9.03	$8.08	$6.63	$8.89
Total return[1]	3.32%	13.40%	11.76%	21.87%	−25.42%	−3.18%
Net assets, end of period (in millions)	$77	$74	$65	$75	$13	$9
Ratio of expenses to average net assets	1.40%[2]	1.42%	1.50%	1.46%	1.31%	1.26%
Ratio of net investment income (loss) to average net assets	0.26%[2]	−0.03%	0.07%	0.24%	0.28%	−0.11%
Portfolio turnover rate	53%	79%	42%	59%	39%	22%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$9.70	$8.63	$7.78	$6.45	$8.74	$9.44
Income (loss) from investment operations:						
Net investment loss.	(0.04)	(0.10)	(0.07)	(0.05)	(0.06)	(0.14)
Net realized and unrealized gain (loss) on investments.	0.30	1.17	0.92	1.38	(2.23)	(0.25)
Total from investment operations	0.26	1.07	0.85	1.33	(2.29)	(0.39)
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$9.96	$9.70	$8.63	$7.78	$6.45	$8.74
Total return	2.68%	12.40%	10.93%	20.62%	−26.20%	−4.06%
Net assets, end of period (in millions).	$11	$11	$12	$12	$5	$6
Ratio of expenses to average net assets	2.31%[1]	2.32%	2.36%	2.42%	2.36%	2.18%
Ratio of net investment loss to average net assets	−0.66%[1]	−0.94%	−0.77%	−0.66%	−0.76%	−1.04%
Portfolio turnover rate.	53%	79%	42%	59%	39%	22%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$ 9.77	$8.68	$7.82	$6.48	$8.76	$9.45
Income (loss) from investment operations:						
Net investment loss.	(0.03)	(0.09)	(0.06)	(0.04)	(0.04)	(0.08)
Net realized and unrealized gain (loss) on investments.	0.31	1.18	0.92	1.38	(2.24)	(0.30)
Total from investment operations	0.28	1.09	0.86	1.34	(2.28)	(0.38)
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$10.05	$9.77	$8.68	$7.82	$6.48	$8.76
Total return	2.87%	12.56%	11.00%	20.68%	−26.03%	−3.94%
Net assets, end of period (in millions).	$166	$173	$183	$200	$200	$356
Ratio of expenses to average net assets	2.15%[1]	2.17%	2.22%	2.27%	2.18%	2.05%
Ratio of net investment loss to average net assets	−0.51%[1]	−0.79%	−0.63%	−0.45%	−0.58%	−0.91%
Portfolio turnover rate.	53%	79%	42%	59%	39%	22%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY CORE EQUITY FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.65	$ 9.38	$8.37	$6.86	$9.19	$9.82
Income (loss) from investment operations:						
Net investment income (loss)	0.07[1]	0.09	0.25	0.05	0.04	(0.11)
Net realized and unrealized gain (loss) on investments	0.28[1]	1.18	0.76	1.46	(2.37)	(0.21)
Total from investment operations	0.35	1.27	1.01	1.51	(2.33)	(0.32)
Less distributions from:						
Net investment income . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.31)
Net asset value, end of period	$11.00	$10.65	$9.38	$8.37	$6.86	$9.19
Total return	3.38%	13.54%	12.07%	22.01%	−25.35%	−3.18%
Net assets, end of period (in millions)	$1	$2	$2	$2	$2	$4
Ratio of expenses to average net assets	1.22%[2]	1.22%	1.24%	1.26%	1.20%	1.17%
Ratio of net investment income (loss) to average net assets	1.26%[2]	0.16%	0.34%	0.61%	0.40%	−0.03%
Portfolio turnover rate	53%	79%	42%	59%	39%	22%

(1)Based on average weekly shares outstanding.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY ENERGY FUND

Portfolio Highlights

On September 30, 2006, Ivy Energy Fund had net assets totaling $4,844,677 invested in a diversified portfolio of:

68.01%	Domestic Common Stocks
17.65%	Foreign Common Stocks
14.34%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund was invested by industry and geographic regions, respectively, as follows:



Energy Stocks	$62.61
Cash and Cash Equivalents	$14.34
Utilities Stocks	$ 8.26
Capital Goods	$ 5.99
Miscellaneous Stocks	$ 4.28
Business Equipment and Services Stocks	$ 2.27
Raw Materials Stocks	$ 2.25



United States	$68.01
Cash and Cash Equivalents	$14.34
Canada	$ 6.69
Bahamas/Caribbean	$ 4.65
Europe	$ 4.31
Pacific Basin	$ 1.57
South America.	$ 0.43

The Investments of Ivy Energy Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Business Equipment and Services – 2.27%		
Bucyrus International, Inc., Class A	1,050	$ 44,536
Headwaters Incorporated*	1,200	28,020
Jacobs Engineering Group Inc.*	500	37,365
		109,921
Capital Equipment – 4.09%		
Cameron International Corporation*	2,200	106,282
Shaw Group Inc. (The)*	1,300	30,732
SunPower Corporation, Class A*	1,000	27,735
Suntech Power Holdings Co., Ltd., ADR*	1,300	33,579
		198,328
Chemicals – Specialty – 0.63%		
VeraSun Energy Corporation*	1,900	30,495
Coal – 3.33%		
Alpha Natural Resources, Inc.*	2,050	32,308
Foundation Coal Holdings, Inc.	1,100	35,607
Massey Energy Company	1,200	25,128
Peabody Energy Corporation	1,850	68,043
		161,086
Electrical Equipment – 0.31%		
Hydrogenics Corporation*	11,050	14,973
Electronic Components – 0.48%		
Evergreen Solar, Inc.*	2,800	23,212
Electronic Instruments – 0.84%		
Energy Conversion Devices, Inc.*	1,100	40,722
Food and Related – 1.09%		
Archer Daniels Midland Company	1,400	53,032
Mining – 1.62%		
Arch Coal, Inc.	1,200	34,692
Cameco Corporation	1,200	43,884
		78,576
Multiple Industry – 1.87%		
General Electric Company	1,350	47,655
Technip SA, ADR	750	42,728
		90,383
Non-Residential Construction – 1.59%		
Fluor Corporation	1,000	76,890

See Notes to Schedule of Investments on page 62.

The Investments of Ivy Energy Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Canada – 0.89%		
Suncor Energy Inc.	600	$ 43,230
Petroleum – Domestic – 1.63%		
Sunoco, Inc.	900	55,971
XTO Energy Inc.	550	23,172
		79,143
Petroleum – International – 28.68%		
Anadarko Petroleum Corporation	2,000	87,660
Apache Corporation	1,500	94,800
BP p.l.c., ADR	1,650	108,207
CNOOC Limited, ADR	250	20,823
ConocoPhillips	1,450	86,318
Devon Energy Corporation.	1,500	94,725
EOG Resources, Inc.	1,550	100,827
EnCana Corporation	1,050	49,025
Exxon Mobil Corporation	2,250	150,975
Hess Corporation	950	39,349
Marathon Oil Corporation.	950	73,055
Newfield Exploration Company*	2,950	113,693
Noble Energy, Inc.	2,100	95,739
Occidental Petroleum Corporation.	1,900	91,409
PetroChina Company Limited, ADR	200	21,530
Petroleo Brasileiro S.A. – Petrobras, ADR	250	20,958
Statoil ASA, ADR	1,450	34,539
TOTAL S.A., ADR.	350	23,079
Talisman Energy Inc.	5,050	82,719
		1,389,430
Petroleum – Services – 28.08%		
BJ Services Company	2,800	84,364
Baker Hughes Incorporated	2,200	150,040
Complete Production Services, Inc.*	4,400	86,856
ENSCO International Incorporated	1,450	63,553
Grant Prideco, Inc.*	2,450	93,173
Halliburton Company	2,500	71,125
Nabors Industries Ltd.*.	4,000	119,000
National Oilwell Varco, Inc.*	2,150	125,882
Schlumberger Limited	2,550	158,176
Smith International, Inc.	2,250	87,300
TODCO, Class A*.	1,950	67,470
Transocean Inc.*.	1,200	87,876
Valero Energy Corporation.	1,150	59,191
Weatherford International Ltd.*	2,550	106,386
		1,360,392

See Notes to Schedule of Investments on page 62.

The Investments of Ivy Energy Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 3.88%		
Entergy Corporation	1,200	$ 93,876
Exelon Corporation	1,550	93,837
		187,713
Utilities – Gas and Pipeline – 4.38%		
Enbridge Inc.	2,800	90,384
Kinder Morgan, Inc.	950	99,607
Southwestern Energy Company*	750	22,403
		212,394
TOTAL COMMON STOCKS – 85.66%		**$4,149,920**
(Cost: $4,544,308)		

SHORT-TERM SECURITY – 13.95%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 4.9% Repurchase Agreement dated 9–29–06 to be repurchased at $676,276 on 10–2–06 (A)	$676	**$ 676,000**
(Cost: $676,000)		
TOTAL INVESTMENT SECURITIES – 99.61%		**$4,825,920**
(Cost: $5,220,308)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.39%		**18,757**
NET ASSETS – 100.00%		**$4,844,677**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Collateralized by $691,000 United States Treasury Note, 3.875% due 5–15–09; market value and accrued interest aggregate $688,673.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY ENERGY FUND

September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities—at value (Notes 1 and 3):	
Securities (cost – $4,544)	$4,150
Repurchase agreement (cost – $676)	676
	4,826
Receivables:	
Fund shares sold	13
Dividends and interest	3
Prepaid and other assets	40
Total assets	4,882

LIABILITIES

Payable to Fund shareholders	23
Accrued shareholder servicing (Note 2)	2
Due to custodian	1
Accrued distribution and service fees (Note 2)	—*
Other	11
Total liabilities	37
Total net assets	$4,845

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 5
Additional paid-in capital	5,272
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(38)
Accumulated undistributed net realized gain on	
investment transactions	—*
Net unrealized depreciation in value of investments	(394)
Net assets applicable to outstanding units of capital	$4,845

Net asset value per share (net assets divided by shares outstanding):	
Class A	$9.25
Class B	$9.23
Class C	$9.22
Class Y	$9.26
Capital shares outstanding:	
Class A	328
Class B	59
Class C	87
Class Y	50
Capital shares authorized	250,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

IVY ENERGY FUND
For the Period from April 3, 2006[1] through September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Dividends (net of foreign withholding taxes of $1)	$ 17
Interest and amortization.	15
Total income	32
Expenses (Note 2):	
Custodian fees.	5
Distribution fee:	
Class B	2
Class C	3
Investment management fee.	17
Legal fees	4
Prospectus printing	8
Registration fees	34
Service fee:	
Class A	3
Class B	1
Class C	1
Class Y	1
Shareholder servicing:	
Class A	5
Class B	—*
Class C	—*
Class Y	—*
Other	3
Total	87
Less voluntary waiver of investment management fee (Note 2)	(17)
Total expenses.	70
Net investment loss	(38)

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	—*
Unrealized depreciation in value of investments during the period	(394)
Net loss on investments	(394)
Net decrease in net assets resulting from operations	$(432)

  *Not shown due to rounding.
(1)Commencement of operations.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY ENERGY FUND
(In Thousands)

	For the period from 4-3-06[1] through 9-30-06
INCREASE IN NET ASSETS	
Operations:	
Net investment loss	$ (38)
Realized net gain on investments	—*
Unrealized depreciation	(394)
Net decrease in net assets resulting from operations	(432)
Distributions to shareholders from (Note 1F):[2]	
Net investment income:	
Class A	(—)
Class B	(—)
Class C	(—)
Class Y	(—)
Realized gains on investment transactions:	
Class A	(—)
Class B	(—)
Class C	(—)
Class Y	(—)
	(—)
Capital share transactions (Note 5)	5,277
Total increase	4,845
NET ASSETS	
Beginning of period	—
End of period	$4,845
Undistributed net investment loss	$ (38)

*Not shown due to rounding.
(1)Commencement of operations.
(2)See "Financial Highlights" on pages 66 - 69.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-3-06[1] through 9-30-06
Net asset value, beginning of period	$10.00
Loss from investment operations:	
Net investment loss.	(0.07)
Net realized and unrealized loss on investments	(0.68)
Total from investment operations	(0.75)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$ 9.25
Total return[2]	−7.50%
Net assets, end of period (in millions)	$3
Ratio of expenses to average net assets including voluntary expense waiver	3.34%[3]
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.76%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	4.18%[3]
Ratio of net investment loss to average net assets "excluding voluntary expense waiver	−2.60%[3]
Portfolio turnover rate	8%

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-3-06[1] through 9-30-06
Net asset value, beginning of period	$10.00
Loss from investment operations:	
Net investment loss	(0.08)
Net realized and unrealized loss on investments	(0.69)
Total from investment operations	(0.77)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$ 9.23
Total return	−7.70%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets including voluntary expense waiver	3.84%[2]
Ratio of net investment loss to average net assets including voluntary expense waiver	−2.18%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	4.68%[2]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−3.02%[2]
Portfolio turnover rate	8%

(1) Commencement of operations of the class.
(2) Annualized.

Financial Highlights

IVY ENERGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-3-06[1] through 9-30-06
Net asset value, beginning of period	$10.00
Loss from investment operations:	
Net investment loss	(0.08)
Net realized and unrealized loss on investments	(0.70)
Total from investment operations	(0.78)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$ 9.22
Total return	−7.80%
Net assets, end of period (in thousands)	$805
Ratio of expenses to average net assets including voluntary expense waiver	3.86%[2]
Ratio of net investment loss to average net assets including voluntary expense waiver	−2.24%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	4.70%[2]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−3.08%[2]
Portfolio turnover rate	8%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY ENERGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 4-3-06[1] through 9-30-06
Net asset value, beginning of period	$ 10.00
Loss from investment operations:	
Net investment loss	(0.05)
Net realized and unrealized loss on investments	(0.69)
Total from investment operations	(0.74)
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$ 9.26
Total return	−7.40%
Net assets, end of period (in thousands)	$463
Ratio of expenses to average net assets including voluntary expense waiver	3.11%[2]
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.44%[2]
Ratio of expenses to average net assets excluding voluntary expense waiver	3.95%[2]
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−2.28%[2]
Portfolio turnover rate	8%

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

Portfolio Highlights

On September 30, 2006, Ivy High Income Fund had net assets totaling $90,837,334 invested in a diversified portfolio of:

87.38%	Domestic Corporate Debt Securities
9.83%	Cash and Cash Equivalents
1.73%	Foreign Corporate Debt Securities
0.89%	Common and Preferred Stocks and Right
0.17%	Foreign Common Stock

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Consumer Services Bonds	$12.36
Capital Goods Bonds	$11.13
Cash and Cash Equivalents	$ 9.83
Business Equipment and Services Bonds	$ 9.09
Consumer Nondurables Bonds	$ 7.66
Financial Services Bonds	$ 7.42
Technology Bonds	$ 6.41
Health Care Bonds	$ 6.21
Energy Bonds	$ 5.60
Shelter Bonds	$ 5.44
Retail Bonds	$ 5.11
Consumer Durables Bonds	$ 3.45
Miscellaneous Bonds	$ 3.34
Raw Materials Bonds	$ 3.31
Utilities Bonds	$ 2.58
Common and Preferred Stocks and Right	$ 1.06

On September 30, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



	A	0.30%
	BBB	1.14%
	BB	8.20%
	B	62.54%
	CCC............................	16.32%
	Non-rated	0.61%
	Cash and Cash Equivalents and Equities.	10.89%

Ratings reflected in the wheel are taken from Standard & Poor's.

The Investments of Ivy High Income Fund

September 30, 2006

COMMON STOCKS AND RIGHT	Shares	Value
Capital Equipment – 0.20%		
Dresser-Rand Group Inc.*	9,000	$ 183,600
Finance Companies – 0.00%		
ONO Finance Plc, Rights (A)*	250	5,000
Health Care – Drugs – 0.17%		
Elan Corporation, plc, ADR*	9,800	150,724
Hospital Supply and Management – 0.22%		
Triad Hospitals, Inc.*.	4,500	198,135
Hotels and Gaming – 0.22%		
Pinnacle Entertainment, Inc.*	7,000	196,840
Utilities – Gas and Pipeline – 0.25%		
Williams Companies, Inc. (The)	9,600	229,152
TOTAL COMMON STOCKS AND RIGHT – 1.06%		$ 963,451
(Cost: $883,207)		

PREFERRED STOCKS

	Shares	Value
Apparel – 0.00%		
Anvil Holdings, Inc., 13.0% (B)*	14,774	15
Broadcasting – 0.00%		
Adelphia Communications Corporation, 13.0%*	2,500	1,250
TOTAL PREFERRED STOCKS – 0.00%		$ 1,265
(Cost: $520,004)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Aircraft – 1.65%		
Esterline Technologies Corporation,		
7.75%, 6–15–13	$250	252,500
L–3 Communications Corporation,		
5.875%, 1–15–15	750	712,500
Orbital Sciences Corporation,		
9.0%, 7–15–11	500	530,625
		1,495,625

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Apparel – 1.34%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	$ 225	$ 229,500
Perry Ellis International, Inc.,		
8.875%, 9–15–13	1,000	985,000
		1,214,500
Beverages – 0.28%		
Constellation Brands, Inc.,		
8.125%, 1–15–12	250	**258,437**
Broadcasting – 3.65%		
CCH I Holdings, LLC and CCH I Holdings Capital Corp.,		
11.0%, 10–1–15	750	682,500
CCH II and CCH II Capital Corp.,		
10.25%, 9–15–10	1,070	1,091,400
EchoStar DBS Corporation,		
8.75813%, 10–1–08	175	176,750
Gray Communications Systems, Inc.,		
9.25%, 12–15–11	375	392,344
PanAmSat Corporation:		
6.375%, 1–15–08	200	199,500
9.0%, 6–15–16 (A)	750	772,500
		3,314,994
Business Equipment and Services – 8.81%		
Allied Waste North America, Inc.,		
7.125%, 5–15–16	750	739,687
Carriage Services, Inc.,		
7.875%, 1–15–15	250	243,125
Education Management LLC and Education Management Finance Corp.:		
8.75%, 6–1–14 (A)	500	505,000
10.25%, 6–1–16 (A)	300	306,750
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,000	1,022,500
Lamar Media Corp.,		
7.25%, 1–1–13	750	754,688
R.H. Donnelley Corporation,		
6.875%, 1–15–13	1,500	1,368,750
SunGard Data Systems Inc.:		
3.75%, 1–15–09	750	701,250
10.25%, 8–15–15	1,500	1,545,000

See Notes to Schedule of Investments on page 81.

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
Syniverse Technologies, Inc.,		
7.75%, 8–15–13	$ 550	$ 529,375
UCAR Finance Inc.,		
10.25%, 2–15–12	275	288,750
		8,004,875
Capital Equipment – 4.02%		
Case New Holland Inc.,		
9.25%, 8–1–11	400	424,000
Chase Merger Sub, Inc.,		
9.5%, 8–1–14 (A)	300	304,500
Dresser-Rand Group Inc.,		
7.375%, 11–1–14	360	353,700
Mueller Group, Inc.,		
10.0%, 5–1–12	650	706,063
Simmons Bedding Company,		
7.875%, 1–15–14	750	727,500
Simmons Company,		
0.0%, 12–15–14 (C)	1,600	1,140,000
		3,655,763
Chemicals – Petroleum and Inorganic – 1.12%		
Nalco Company,		
7.75%, 11–15–11	1,000	**1,020,000**
Chemicals – Specialty – 1.83%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (C)	250	241,250
0.0%, 6–1–13 (C)	1,000	930,000
Ethyl Corporation,		
8.875%, 5–1–10	475	494,000
		1,665,250
Coal – 0.57%		
James River Coal Company,		
9.375%, 6–1–12	575	**517,500**
Communications Equipment – 1.16%		
AirGate PCS, Inc.,		
9.25688%, 10–15–11	250	255,625
Intelsat (Bermuda), Ltd.,		
11.25%, 6–15–16 (A)	750	796,875
		1,052,500
Computers – Main and Mini – 1.65%		
Xerox Corporation:		
6.4%, 3–15–16	1,250	1,243,750
6.75%, 2–1–17	250	253,750
		1,497,500

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Computers – Peripherals – 1.15%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (C)	$1,200	$ 1,044,000
Construction Materials – 7.11%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (C)	475	261,250
Associated Materials Incorporated,		
9.75%, 4–15–12	505	503,737
Brand Services, Inc.,		
12.0%, 10–15–12	100	112,278
Interface, Inc.:		
10.375%, 2–1–10	250	272,500
9.5%, 2–1–14	1,705	1,756,150
Jacuzzi Brands, Inc.,		
9.625%, 7–1–10	1,250	1,325,000
Norcraft Holdings, L.P. and Norcraft Capital Corp.,		
9.0%, 11–1–11	500	506,875
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	2,000	1,595,000
WII Components, Inc.,		
10.0%, 2–15–12	125	123,437
		6,456,227
Containers – 2.22%		
Alltrista Corporation,		
9.75%, 5–1–12	250	263,750
BPC Holding Corporation,		
9.265%, 9–15–14 (A)	1,000	1,005,000
MDP Acquisitions plc,		
9.625%, 10–1–12	280	295,400
Stone Container Corporation,		
9.75%, 2–1–11	350	360,500
Stone Container Finance Company of Canada II,		
7.375%, 7–15–14	100	91,000
		2,015,650
Cosmetics and Toiletries – 0.27%		
Chattem, Inc.,		
7.0%, 3–1–14	250	241,562
Defense – 0.28%		
Armor Holdings, Inc.,		
8.25%, 8–15–13	250	258,750

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Electronic Components – 0.52%		
Amkor Technology, Inc.,		
9.25%, 6–1–16	$ 500	$ 468,750
Finance Companies – 5.69%		
Dollar Financial Group, Inc.,		
9.75%, 11–15–11	230	250,916
Goodman Global Holdings, Inc.:		
8.32938%, 6–15–12	359	363,936
7.875%, 12–15–12	1,060	1,009,650
Hanover Equipment Trust 2001B,		
8.75%, 9–1–11	150	156,000
MSW Energy Holdings LLC and MSW Energy Finance Co., Inc.,		
8.5%, 9–1–10	100	103,000
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (C)	200	162,000
PIH Acquisition Co.,		
10.75%, 10–1–13 (A)	675	681,750
Verso Paper Holdings LLC and Verso Paper Inc.:		
9.125%, 8–1–14 (A)	250	251,563
11.375%, 8–1–16 (A)	175	173,688
Visant Holding Corp.,		
8.75%, 12–1–13 (A)	2,000	2,012,500
		5,165,003
Food and Related – 2.99%		
Pierre Merger Corp.,		
9.875%, 7–15–12	850	862,750
Pilgrim's Pride Corporation,		
9.25%, 11–15–13	150	153,750
Pinnacle Foods Holding Corporation,		
8.25%, 12–1–13	1,500	1,501,875
Reddy Ice Holdings, Inc.,		
0.0%, 11–1–12 (C)	225	194,625
		2,713,000
Forest and Paper Products – 3.64%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	94	94,000
Buckeye Technologies Inc.:		
8.0%, 10–15–10	2,000	1,920,000
8.5%, 10–1–13	1,290	1,293,225
		3,307,225

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Health Care – General – 1.21%		
Encore Medical IHC, Inc.,		
9.75%, 10–1–12	$1,000	**$ 1,100,000**
Homebuilders, Mobile Homes – 1.24%		
Meritage Corporation,		
7.0%, 5–1–14	200	179,250
Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp.,		
9.75%, 8–15–15	300	237,750
Technical Olympic USA, Inc.:		
7.5%, 3–15–11	650	523,250
7.5%, 1–15–15	250	191,250
		1,131,500
Hospital Supply and Management – 5.00%		
Psychiatric Solutions, Inc.:		
10.625%, 6–15–13	516	561,150
7.75%, 7–15–15	525	511,875
Rural/Metro Corporation,		
0.0%, 3–15–16 (C)	370	270,100
Rural/Metro Operating Company, LLC and Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	300	310,125
Tenet Healthcare Corporation,		
9.875%, 7–1–14	980	976,325
Triad Hospitals, Inc.,		
7.0%, 11–15–13	500	485,625
US Oncology Holdings, Inc.,		
10.675%, 3–15–15	1,400	1,428,000
		4,543,200
Hotels and Gaming – 5.15%		
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	1,500	1,571,250
MGM MIRAGE:		
8.5%, 9–15–10	500	531,875
8.375%, 2–1–11	500	521,275
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	1,645	1,665,563
Station Casinos, Inc.:		
6.875%, 3–1–16	250	234,375
7.75%, 8–15–16	150	155,625
		4,679,963

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.56%		
Sealy Mattress Company,		
8.25%, 6–15–14	$ 500	$ 510,000
Leisure Time Industry – 0.29%		
Royal Caribbean Cruises Ltd.,		
8.0%, 5–15–10	250	264,933
Motion Pictures – 2.33%		
AMC Entertainment Inc.,		
8.0%, 3–1–14	300	282,000
Cinemark, Inc.,		
0.0%, 3–15–14 (C)	1,650	1,315,875
Cinemark USA, Inc.,		
9.0%, 2–1–13	500	518,750
		2,116,625
Motor Vehicles – 3.45%		
General Motors Corporation,		
8.375%, 7–15–33	1,000	865,000
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	625	639,062
Sonic Automotive, Inc.,		
8.625%, 8–15–13	1,250	1,259,375
United Auto Group, Inc.,		
9.625%, 3–15–12	350	371,000
		3,134,437
Multiple Industry – 2.51%		
K&F Acquisition, Inc.,		
7.75%, 11–15–14	1,050	1,052,625
Warner Chilcott Corporation,		
8.75%, 2–1–15	1,186	1,227,510
		2,280,135
Petroleum – Domestic – 2.63%		
Chaparral Energy, Inc.,		
8.5%, 12–1–15	150	148,875
Denbury Resources Inc.:		
7.5%, 4–1–13	150	150,000
7.5%, 12–15–15	300	300,000
EXCO Resources, Inc.,		
7.25%, 1–15–11	350	342,125
Frontier Oil Corporation,		
6.625%, 10–1–11	440	440,000
Petrohawk Energy Corporation,		
9.125%, 7–15–13 (A)	1,000	1,005,000
		2,386,000

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Petroleum – International – 1.24%		
Coastal Corporation (The),		
9.625%, 5–15–12	$ 665	$ 736,487
Newfield Exploration Company,		
7.625%, 3–1–11	125	128,906
Swift Energy Company,		
9.375%, 5–1–12	250	263,750
		1,129,143
Petroleum – Services – 1.16%		
Hanover Compressor Company:		
8.625%, 12–15–10	650	676,000
9.0%, 6–1–14	100	106,000
R&B Falcon Corporation,		
9.5%, 12–15–08	250	271,528
		1,053,528
Publishing – 0.94%		
CBD Media Holdings LLC and CBD Holdings Finance, Inc.,		
9.25%, 7–15–12	200	197,000
CBD Media LLC and CBD Finance, Inc.,		
8.625%, 6–1–11	300	295,500
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	350	361,375
		853,875
Railroad – 0.41%		
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	375	**375,000**
Real Estate Investment Trust – 0.56%		
Host Marriott, L.P.:		
9.25%, 10–1–07	250	257,812
7.125%, 11–1–13	250	253,125
		510,937
Restaurants – 1.90%		
NPC International, Inc.,		
9.5%, 5–1–14 (A)	1,750	**1,723,750**
Retail – Food Stores – 0.89%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	150	152,250
Stater Bros. Holdings Inc.:		
8.89%, 6–15–10	150	151,500
8.125%, 6–15–12	500	502,500
		806,250

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Retail – General Merchandise – 0.17%		
Interline Brands, Inc.,		
8.125%, 6–15–14	$ 150	$ 151,875
Retail – Specialty Stores – 2.15%		
General Nutrition Centers, Inc.,		
8.5%, 12–1–10	1,000	970,000
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	1,050	984,375
		1,954,375
Security and Commodity Brokers – 1.73%		
Elan Finance public limited company and Elan Finance Corp.,		
7.75%, 11–15–11	400	389,500
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	1,122	1,178,100
		1,567,600
Steel – 0.36%		
PNA Group, Inc.,		
10.75%, 9–1–16 (A)	315	323,663
Timesharing and Software – 0.28%		
iPayment, Inc.,		
9.75%, 5–15–14 (A)	250	255,000
Trucking and Shipping – 0.42%		
Quality Distribution, LLC and QD Capital Corporation,		
9.0%, 11–15–10	400	383,000
Utilities – Electric – 0.32%		
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (A)	293	287,282
Utilities – Gas and Pipeline – 0.52%		
Sonat Inc.,		
7.625%, 7–15–11	200	205,000
Williams Companies, Inc. (The),		
8.125%, 3–15–12	250	266,875
		471,875
Utilities – Telephone – 1.74%		
American Tower Corporation,		
7.5%, 5–1–12	250	256,875
American Towers, Inc.,		
7.25%, 12–1–11	250	257,500

See Notes to Schedule of Investments on page 81.

The Investments of Ivy High Income Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Telephone (Continued)		
LCI International, Inc.,		
7.25%, 6–15–07	$ 550	$ 551,375
Nextel Communications, Inc.,		
7.375%, 8–1–15	500	515,870
		1,581,620
TOTAL CORPORATE DEBT SECURITIES – 89.11%		**$80,942,677**
(Cost: $80,571,301)		
SHORT-TERM SECURITIES		
Food and Related – 2.19%		
Kellogg Co.,		
5.32%, 10–30–06	2,000	**1,991,429**
Household – General Products – 3.97%		
Fortune Brands Inc.,		
5.46%, 10–2–06	3,605	**3,604,453**
TOTAL SHORT-TERM SECURITIES – 6.16%		**$ 5,595,882**
(Cost: $5,595,882)		
TOTAL INVESTMENT SECURITIES – 96.33%		**$87,503,275**
(Cost: $87,570,394)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.67%		3,334,059
NET ASSETS – 100.00%		**$90,837,334**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

 *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of these securities amounted to $10,409,821 or 11.46% of net assets.

(B) Security valued in good faith by management's valuation committee subject to the supervision of the Board of Directors.

(C) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY HIGH INCOME FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $87,570) (Notes 1 and 3)	$87,503
Cash	6
Receivables:	
Fund shares sold	4,727
Dividends and interest	1,622
Investment securities sold	51
Prepaid and other assets	29
Total assets	93,938

LIABILITIES

Payable for investment securities purchased	2,892
Payable to Fund shareholders	62
Dividends payable	49
Accrued shareholder servicing (Note 2)	31
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Accrued service fee (Note 2)	1
Other	58
Total liabilities	3,101
Total net assets	$90,837

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 106
Additional paid-in capital	94,565
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(3,767)
Net unrealized depreciation in value of investments	(67)
Net assets applicable to outstanding units of capital	$90,837

Net asset value per share (net assets divided by shares outstanding):

Class A	$8.56
Class B	$8.56
Class C	$8.56
Class Y	$8.56

Capital shares outstanding:

Class A	6,824
Class B	708
Class C	1,932
Class Y	1,152
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY HIGH INCOME FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$3,227
Dividends.	10
Total income	3,237
Expenses (Note 2):	
Accounting services fee	23
Audit fees.	10
Custodian fees.	4
Distribution fee:	
Class A.	2
Class B.	22
Class C.	62
Class Y.	—*
Investment management fee.	238
Legal fees	—*
Service fee:	
Class A.	53
Class B.	7
Class C.	21
Class Y.	12
Shareholder servicing:	
Class A.	83
Class B.	18
Class C.	32
Class Y.	8
Other	40
Total expenses	635
Net investment income	2,602

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	586
Unrealized depreciation in value of investments during the period	(907)
Net loss on investments	(321)
Net increase in net assets resulting from operations	$2,281

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY HIGH INCOME FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,602	$ 4,386
Realized net gain (loss) on investments	586	(323)
Unrealized depreciation.	(907)	(350)
Net increase in net assets resulting from operations.	2,281	3,713
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(1,548)	(2,301)
Class B	(176)	(319)
Class C	(525)	(1,124)
Class Y	(353)	(642)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(2,602)	(4,386)
Capital share transactions (Note 5)	19,440	4,306
Total increase	19,119	3,633
NET ASSETS		
Beginning of period.	71,718	68,085
End of period.	$90,837	$71,718
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 85 - 88.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.60	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:						
Net investment income	0.30	0.58	0.57	0.56	0.64	0.74
Net realized and unrealized gain (loss) on investments. . .	(0.04)	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations	0.26	0.49	0.41	1.34	0.23	0.68
Less distributions from:						
Net investment income	(0.30)	(0.58)	(0.57)	(0.56)	(0.64)	(0.74)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.30)	(0.58)	(0.57)	(0.56)	(0.64)	(0.74)
Net asset value, end of period.	$8.56	$8.60	$8.69	$8.85	$8.07	$8.48
Total return[1]	3.12%	5.80%	4.69%	17.24%	3.02%	8.46%
Net assets, end of period (in millions)	$58	$39	$32	$18	$6	$2
Ratio of expenses to average net assets including voluntary expense waiver	1.45%[2]	1.45%	1.44%	1.39%	0.91%	0.84%
Ratio of net investment income to average net assets including voluntary expense waiver	7.04%[2]	6.70%	6.43%	6.62%	7.83%	9.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.45%[2][3]	1.45%[3]	1.44%[3]	1.39%[3]	1.44%	1.14%
Ratio of net investment income to average net assets excluding voluntary expense waiver	7.04%[2][3]	6.70%[3]	6.43%[3]	6.62%[3]	7.30%	8.70%
Portfolio turnover rate	39%	45%	54%	78%	52%	82%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.60	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:						
Net investment income	0.26	0.50	0.49	0.50	0.56	0.68
Net realized and unrealized gain (loss) on investments. . .	(0.04)	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations	0.22	0.41	0.33	1.28	0.15	0.62
Less distributions from:						
Net investment income	(0.26)	(0.50)	(0.49)	(0.50)	(0.56)	(0.68)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.26)	(0.50)	(0.49)	(0.50)	(0.56)	(0.68)
Net asset value, end of period.	$8.56	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	2.60%	4.85%	3.80%	16.22%	2.06%	7.64%
Net assets, end of period (in millions)	$6	$6	$5	$4	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.48%[1]	2.36%	2.31%	2.28%	1.84%	1.74%
Ratio of net investment income to average net assets including voluntary expense waiver	6.03%[1]	5.79%	5.56%	5.78%	6.90%	8.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.48%[1][2]	2.36%[2]	2.31%[2]	2.28%[2]	2.37%	2.36%
Ratio of net investment income to average net assets excluding voluntary expense waiver	6.03%[1][2]	5.79%[2]	5.56%[2]	5.78%[2]	6.37%	7.47%
Portfolio turnover rate.	39%	45%	54%	78%	52%	82%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.60	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:						
Net investment income	0.27	0.51	0.50	0.50	0.57	0.68
Net realized and unrealized gain (loss) on investments. . .	(0.04)	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations	0.23	0.42	0.34	1.28	0.16	0.62
Less distributions from:						
Net investment income	(0.27)	(0.51)	(0.50)	(0.50)	(0.57)	(0.68)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.27)	(0.51)	(0.50)	(0.50)	(0.57)	(0.68)
Net asset value, end of period.	$8.56	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	2.74%	5.00%	3.90%	16.30%	2.15%	7.58%
Net assets, end of period (in millions)	$17	$17	$22	$23	$18	$17
Ratio of expenses to average net assets including voluntary expense waiver	2.21%[1]	2.21%	2.20%	2.21%	1.74%	1.82%
Ratio of net investment income to average net assets including voluntary expense waiver	6.29%[1]	5.94%	5.67%	5.89%	7.05%	8.01%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.21%[1][2]	2.21%[2]	2.20%[2]	2.21%[2]	2.27%	2.46%
Ratio of net investment income to average net assets excluding voluntary expense waiver	6.29%[1][2]	5.94%[2]	5.67%[2]	5.89%[2]	6.52%	7.36%
Portfolio turnover rate.	39%	45%	54%	78%	52%	82%

[1]Annualized.
[2]There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.60	$8.69	$8.85	$8.07	$8.48	$8.54
Income (loss) from investment operations:						
Net investment income	0.31	0.59	0.58	0.58	0.64	0.75
Net realized and unrealized gain (loss) on investments. . .	(0.04)	(0.09)	(0.16)	0.78	(0.41)	(0.06)
Total from investment operations	0.27	0.50	0.42	1.36	0.23	0.69
Less distributions from:						
Net investment income	(0.31)	(0.59)	(0.58)	(0.58)	(0.64)	(0.75)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.31)	(0.59)	(0.58)	(0.58)	(0.64)	(0.75)
Net asset value, end of period.	$8.56	$8.60	$8.69	$8.85	$8.07	$8.48
Total return	3.25%	6.00%	4.83%	17.36%	3.03%	8.50%
Net assets, end of period (in thousands)	$9,854	$9,522	$9,268	$9,698	$3,643	$64
Ratio of expenses to average net assets including voluntary expense waiver	1.21%[1]	1.25%	1.30%	1.30%	1.08%	0.79%
Ratio of net investment income to average net assets including voluntary expense waiver	7.29%[1]	6.90%	6.57%	6.82%	7.22%	8.99%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.21%[1][2]	1.25%[2]	1.30%[2]	1.30%[2]	1.61%	1.08%
Ratio of net investment income to average net assets excluding voluntary expense waiver	7.29%[1][2]	6.90%[2]	6.57%[2]	6.82%[2]	6.69%	8.71%
Portfolio turnover rate	39%	45%	54%	78%	52%	82%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

Portfolio Highlights

On September 30, 2006, Ivy Large Cap Growth Fund had net assets totaling $246,603,305 invested in a diversified portfolio of:

90.30%	Domestic Common Stocks and Cash and Cash Equivalents
9.70%	Foreign Common Stocks

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Technology Stocks	$20.32
Health Care Stocks	$20.18
Consumer Nondurables Stocks	$11.62
Financial Services Stocks	$11.44
Business Equipment and Services Stocks	$ 8.90
Energy Stocks	$ 7.55
Multiple Industry Stocks	$ 5.01
Raw Materials Stocks.	$ 4.30
Utilities Stocks	$ 4.29
Transportation Stocks.	$ 3.48
Miscellaneous Stocks and Cash and Cash Equivalents	$ 2.91

The Investments of Ivy Large Cap Growth Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Beverages – 3.92%		
PepsiCo, Inc.	148,100	$ 9,665,006
Business Equipment and Services – 1.45%		
CheckFree Corporation*	86,700	3,582,877
Robert Half International Inc.	10	340
		3,583,217
Chemicals – Petroleum and Inorganic – 4.30%		
Monsanto Company.	225,600	10,605,456
Communications Equipment – 5.46%		
Cisco Systems, Inc.*	490,100	11,264,949
QUALCOMM Incorporated.	60,700	2,207,052
		13,472,001
Computers – Micro – 2.59%		
Apple Computer, Inc.*	83,100	6,397,038
Computers – Peripherals – 6.59%		
Adobe Systems Incorporated*.	141,900	5,316,283
Electronic Arts Inc.*	76,000	4,232,060
Microsoft Corporation.	89,000	2,431,925
SAP Aktiengesellschaft, ADR	86,150	4,264,425
		16,244,693
Defense – 1.93%		
General Dynamics Corporation	66,300	4,751,721
Electronic Components – 3.75%		
Broadcom Corporation, Class A*.	41,500	1,258,902
Microchip Technology Incorporated	246,100	7,977,332
		9,236,234
Finance Companies – 5.02%		
SLM Corporation	237,950	12,368,641
Health Care – Drugs – 13.95%		
Abbott Laboratories	4,300	208,808
Alcon, Inc.	40,400	4,625,800
Allergan, Inc.	40,700	4,583,227
AstraZeneca PLC, ADR	66,800	4,175,000
Genentech, Inc.*	113,900	9,419,530
Gilead Sciences, Inc.*	165,700	11,384,419
		34,396,784
Health Care – General – 5.59%		
DENTSPLY International Inc.	78,200	2,356,557
Johnson & Johnson	107,400	6,974,556
Roche Holding Ltd, ADR	51,300	4,448,993
		13,780,106

See Notes to Schedule of Investments on page 92.

The Investments of Ivy Large Cap Growth Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 2.33%		
Medtronic, Inc.	49,850	$ 2,315,034
UnitedHealth Group Incorporated	69,900	3,439,080
		5,754,114
Hotels and Gaming – 1.04%		
International Game Technology	61,700	**2,560,550**
Household – General Products – 7.70%		
Colgate-Palmolive Company	190,400	11,823,840
Procter & Gamble Company (The)	115,600	7,164,888
		18,988,728
Insurance – Life – 0.51%		
Aflac Incorporated	27,500	**1,258,400**
Multiple Industry – 5.01%		
General Electric Company	137,500	4,853,750
Las Vegas Sands, Inc.*	109,900	7,511,665
		12,365,415
Petroleum – Services – 7.55%		
Schlumberger Limited	138,100	8,566,343
Smith International, Inc.	259,124	10,054,011
		18,620,354
Retail – Food Stores – 1.90%		
Walgreen Co.	105,814	**4,697,083**
Security and Commodity Brokers – 5.91%		
Chicago Mercantile Exchange Holdings Inc.	17,243	8,246,465
Goldman Sachs Group, Inc. (The)	24,000	4,060,080
Legg Mason, Inc.	15,975	1,611,239
T. Rowe Price Group, Inc.	13,700	654,860
		14,572,644
Timesharing and Software – 7.45%		
Google Inc., Class A*	28,400	11,412,966
Paychex, Inc.	188,900	6,955,298
		18,368,264
Trucking and Shipping – 3.48%		
Expeditors International of Washington, Inc.	192,600	**8,587,071**
Utilities – Telephone – 2.60%		
UBS AG	108,000	**6,405,480**
TOTAL COMMON STOCKS – 100.03%		**$246,679,000**
(Cost: $205,765,548)		

See Notes to Schedule of Investments on page 92.

The Investments of Ivy Large Cap Growth Fund

September 30, 2006

SHORT-TERM SECURITY – 1.07%	Principal Amount in Thousands	Value
Finance Companies		
Ciesco, LLC,		
5.35%, 10–2–06	$2,628	$ 2,627,609
(Cost: $2,627,609)		
TOTAL INVESTMENT SECURITIES – 101.10%		$249,306,609
(Cost: $208,393,157)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.10%)		(2,703,304)
NET ASSETS – 100.00%		$246,603,305

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LARGE CAP GROWTH FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $208,393) (Notes 1 and 3)	$ 249,307
Receivables:	
Investment securities sold.	2,032
Fund shares sold.	756
Dividends and interest.	87
Prepaid and other assets	110
Total assets	252,292

LIABILITIES

Payable for investment securities purchased	3,507
Payable to Fund shareholders	2,004
Due to custodian.	83
Accrued shareholder servicing (Note 2).	73
Accrued management fee (Note 2)	10
Accrued accounting services fee (Note 2)	8
Accrued distribution fee (Note 2)	2
Accrued service fee (Note 2)	2
Total liabilities.	5,689
Total net assets.	$ 246,603

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 223
Additional paid-in capital	225,343
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(306)
Accumulated undistributed net realized loss on	
investment transactions	(19,570)
Net unrealized appreciation in value of investments.	40,913
Net assets applicable to outstanding units of capital.	$ 246,603
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.09
Class B	$10.28
Class C	$10.54
Class Y	$11.22
Class R	$11.07
Capital shares outstanding:	
Class A	14,029
Class B	1,055
Class C	1,651
Class Y	5,581
Class R	9
Capital shares authorized	330,000

See Notes to Financial Statements.

Statement of Operations

IVY LARGE CAP GROWTH FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends (net of foreign withholding taxes of $16)	$ 1,160
Interest and amortization	214
Total income	1,374

Expenses (Note 2):

Accounting services fee	47
Audit fees	15
Custodian fees	16
Distribution fee:	
Class A	15
Class B	40
Class C	65
Class Y	79
Class R	—*
Investment management fee	872
Legal fees	2
Service fee:	
Class A	182
Class B	13
Class C	22
Class Y	2
Class R	—*
Shareholder servicing:	
Class A	257
Class B	32
Class C	31
Class Y	50
Class R	—*
Other	88
Total	1,828
Less expenses in excess of voluntary limit (Note 2)	(168)
Total expenses	1,660
Net investment loss	(286)

REALIZED AND UNREALIZED LOSS
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(538)
Unrealized depreciation in value of investments during the period	(10,916)
Net loss on investments	(11,454)
Net decrease in net assets resulting from operations	$(11,740)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LARGE CAP GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (286)	$ (1,320)
Realized net gain (loss) on investments	(538)	7,823
Unrealized appreciation (depreciation)	(10,916)	30,730
Net increase (decrease) in net assets resulting from operations	(11,740)	37,233
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	7,442	61,885
Total increase (decrease)	(4,298)	99,118
NET ASSETS		
Beginning of period	250,901	151,783
End of period	$246,603	$250,901
Undistributed net investment loss	$ (306)	$ (20)

(1)See "Financial Highlights" on pages 96 - 100.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.61	$ 9.54	$9.27	$7.24	$9.21	$9.48
Income (loss) from investment operations:						
Net investment loss. . . .	(0.01)	(0.06)	(0.03)	(0.04)	(0.03)	(0.04)
Net realized and unrealized gain (loss) on investments.	(0.51)	2.13	0.30	2.07	(1.94)	(0.23)
Total from investment operations	(0.52)	2.07	0.27	2.03	(1.97)	(0.27)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.09	$11.61	$9.54	$9.27	$7.24	$9.21
Total return[1]	−4.48%	21.70%	2.91%	28.04%	−21.39%	−2.85%
Net assets, end of period (in millions)	$156	$157	$82	$76	$21	$20
Ratio of expenses to average net assets including voluntary expense waiver	1.25%[2]	1.41%	1.50%	1.55%	1.28%	1.58%
Ratio of net investment loss to average net assets including voluntary expense waiver	−0.15%[2]	−0.62%	−0.31%	−0.89%	−0.23%	−0.38%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.41%[2]	1.41%[3]	1.52%	1.55%[3]	1.66%	1.69%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.31%[2]	−0.62%[3]	−0.33%	−0.89%[3]	−0.61%	−0.49%
Portfolio turnover rate	46%	79%	131%	162%	72%	99%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.83	$ 8.99	$8.83	$6.99	$9.05	$9.44
Income (loss) from investment operations:						
Net investment loss. . . .	(0.05)	(0.14)	(0.05)	(0.13)	(0.14)	(0.16)
Net realized and unrealized gain (loss) on investments.	(0.50)	1.98	0.21	1.97	(1.92)	(0.23)
Total from investment operations	(0.55)	1.84	0.16	1.84	(2.06)	(0.39)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$10.28	$10.83	$8.99	$8.83	$6.99	$9.05
Total return	−5.08%	20.47%	1.81%	26.32%	−22.76%	−4.13%
Net assets, end of period (in millions)	$11	$11	$8	$5	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver	2.46%[1]	2.45%	2.53%	2.85%	2.93%	2.98%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.36%[1]	−1.65%	−1.30%	−2.16%	−1.87%	−1.79%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.46%[1][2]	2.45%[2]	2.53%[2]	2.85%[2]	3.31%	3.19%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.36%[1][2]	−1.65%[2]	−1.30%[2]	−2.16%[2]	−2.25%	−2.00%
Portfolio turnover rate	46%	79%	131%	162%	72%	99%

[1] Annualized.
[2] There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.09	$ 9.18	$8.99	$7.08	$9.10	$9.45
Income (loss) from investment operations:						
Net investment loss. . . .	(0.05)	(0.10)	(0.09)	(0.11)	(0.10)	(0.12)
Net realized and unrealized gain (loss) on investments.	(0.50)	2.01	0.28	2.02	(1.92)	(0.23)
Total from investment operations	(0.55)	1.91	0.19	1.91	(2.02)	(0.35)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$10.54	$11.09	$9.18	$8.99	$7.08	$9.10
Total return	−4.96%	20.81%	2.11%	26.98%	−22.28%	−3.60%
Net assets, end of period (in millions)	$17	$17	$12	$11	$4	$7
Ratio of expenses to average net assets including voluntary expense waiver	2.20%[1]	2.21%	2.25%	2.44%	2.26%	2.51%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.10%[1]	−1.42%	−1.06%	−1.75%	−1.20%	−1.31%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.20%[1][2]	2.21%[2]	2.28%	2.44%[2]	2.64%	2.68%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.10%[1][2]	−1.42%[2]	−1.09%	−1.75%[2]	−1.58%	−1.48%
Portfolio turnover rate	46%	79%	131%	162%	72%	99%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$11.74	$ 9.62	$9.32	$7.26	$9.22	$9.48
Income (loss) from investment operations:						
Net investment income (loss)	0.00	(0.04)	0.00	(0.03)	(0.30)	(0.01)
Net realized and unrealized gain (loss) on investments.	(0.52)	2.16	0.30	2.09	(1.66)	(0.25)
Total from investment operations	(0.52)	2.12	0.30	2.06	(1.96)	(0.26)
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.22	$11.74	$9.62	$9.32	$7.26	$9.22
Total return	−4.43%	22.04%	3.22%	28.38%	−21.26%	−2.74%
Net assets, end of period (in millions)	$63	$66	$50	$59	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.11%[1]	1.20%	1.20%	1.26%	1.05%	1.36%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	−0.01%[1]	−0.40%	−0.01%	−0.64%	0.00%	−0.20%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.22%[1]	1.21%	1.25%	1.26%[2]	1.43%	1.45%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−0.12%[1]	−0.41%	−0.06%	−0.64%[2]	−0.38%	−0.29%
Portfolio turnover rate.	46%	79%	131%	162%	72%	99%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LARGE CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$11.60	$11.27
Income (loss) from investment operations:		
Net investment loss.	(0.02)	(0.03)
Net realized and unrealized gain (loss) on investments. . .	(0.51)	0.36
Total from investment operations	(0.53)	0.33
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$11.07	$11.60
Total return	−4.57%	2.93%
Net assets, end of period (in thousands).	$98	$103
Ratio of expenses to average net assets.	1.53%[2]	1.56%[2]
Ratio of net investment loss to average net assets	−0.43%[2]	−0.88%[2]
Portfolio turnover rate.	46%	79%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

Portfolio Highlights

On September 30, 2006, Ivy Limited-Term Bond Fund had net assets totaling $57,585,147 invested in a diversified portfolio of:

61.97%	United States Government and Government Agency Obligations
33.98%	Corporate Debt Securities
2.89%	Cash and Cash Equivalents
1.16%	Municipal Obligations – Taxable

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



United States Government Agency Mortgage-Backed Obligations	$25.71
United States Government Treasury Obligations	$23.34
United States Government Agency Obligations	$12.92
Utilities Bonds	$ 6.96
Transportation Bonds	$ 5.93
Business Equipment and Services Bonds	$ 5.23
Technology Bonds.	$ 4.90
Raw Materials Bonds	$ 3.88
Energy Bonds	$ 3.51
Cash and Cash Equivalents	$ 2.89
Shelter Bonds	$ 1.88
Consumer Services Bonds	$ 1.69
Municipal Obligations – Taxable	$ 1.16

On September 30, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	61.97%
AA	1.71%
A	11.14%
BBB	22.29%
Cash and Cash Equivalents	2.89%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2006

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 3.16%		
Raytheon Company,		
6.75%, 8–15–07	$1,800	$ 1,819,487
Broadcasting – 1.69%		
Cox Communications, Inc.,		
4.625%, 1–15–10	1,000	972,708
Business Equipment and Services – 5.23%		
International Lease Finance Corporation,		
5.0%, 4–15–10	1,000	986,161
USA Waste Services, Inc.,		
7.125%, 10–1–07	2,000	2,026,028
		3,012,189
Chemicals – Specialty – 2.16%		
Praxair, Inc.,		
4.75%, 7–15–07	1,250	1,244,763
Communications Equipment – 1.74%		
Cisco Systems, Inc.,		
5.47938%, 2–20–09	1,000	1,001,751
Forest and Paper Products – 1.88%		
International Paper Company,		
4.25%, 1–15–09	1,105	1,079,743
Mining – 1.72%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.0%, 12–15–10	1,000	992,428
Petroleum – International – 3.51%		
Anadarko Petroleum Corporation,		
5.375%, 3–1–07	2,025	2,021,985
Railroad – 5.93%		
CSX Corporation,		
6.25%, 10–15–08	998	1,016,684
Norfolk Southern Corporation,		
7.35%, 5–15–07	1,850	1,870,276
Union Pacific Corporation,		
6.7%, 12–1–06	525	525,876
		3,412,836

See Notes to Schedule of Investments on page 106.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2006

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Utilities – Electric – 6.09%		
FPL Group Capital Inc,		
6.125%, 5–15–07	$2,000	$ 2,008,270
Virginia Electric and Power Company,		
5.375%, 2–1–07	1,500	1,498,820
		3,507,090
Utilities – Telephone – 0.87%		
SBC Communications Inc.,		
5.61189%, 11–14–08	500	501,367
TOTAL CORPORATE DEBT SECURITIES – 33.98%		$19,566,347
(Cost: $19,690,967)		
MUNICIPAL OBLIGATIONS – TAXABLE – 1.16%		
Missouri		
Missouri Development Finance Board, Taxable		
Infrastructure Facilities Revenue Bonds (City of		
Independence, Missouri – Crackerneck Creek		
Project), Series 2006A:		
5.35%, 3–1–10	515	515,927
5.3%, 3–1–09	150	150,126
(Cost: $665,000)		$ 666,053
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 12.92%		
Federal Home Loan Bank,		
5.0%, 2–29–08	1,000	999,539
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	2,000	1,950,068
5.0%, 10–18–10	1,000	999,833
Federal National Mortgage Association:		
4.25%, 7–15–07	1,000	992,593
5.35%, 4–21–08	1,500	1,499,505
5.3%, 3–20–09	1,000	999,150
		7,440,688
Mortgage-Backed Obligations – 25.71%		
Federal Home Loan Mortgage Corporation Adjustable		
Rate Participation Certificates:		
5.471%, 4–1–36	976	964,019
5.699%, 7–1–36	1,498	1,505,562

See Notes to Schedule of Investments on page 106.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	$ 388	$ 374,711
3.5%, 12–15–16	855	814,974
5.5%, 7–15–17 (Interest Only)	754	12,957
5.5%, 10–15–23 (Interest Only)	3,025	167,963
5.0%, 6–15–24 (Interest Only)	2,000	179,762
4.0%, 11–15–32	1,059	1,013,964
5.5%, 5–15–34	918	920,965
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.5%, 5–1–10	664	654,028
5.5%, 1–1–17	186	186,536
5.5%, 5–1–17	187	187,266
4.5%, 4–1–18	1,156	1,116,858
Federal National Mortgage Association Agency REMIC/CMO,		
5.0%, 6–25–22	1,159	1,148,032
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
8.0%, 2–1–08	1	905
7.0%, 10–1–14	33	33,856
5.5%, 2–1–17	591	592,076
5.0%, 11–1–17	692	682,474
5.5%, 1–1–18	632	633,502
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.5%, 1–15–14	74	75,530
6.0%, 5–15–14	163	166,389
5.5%, 1–15–17	286	287,004
6.0%, 1–15–17	191	194,508
5.5%, 7–15–17	531	533,180
5.0%, 12–15–17	1,128	1,116,372
4.0%, 9–15–18	1,194	1,129,211
7.0%, 10–15–28	34	34,964
7.0%, 4–15–29	24	25,263
7.0%, 7–15–29	53	54,488
		14,807,319

See Notes to Schedule of Investments on page 106.

The Investments of Ivy Limited-Term Bond Fund

September 30, 2006

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 23.34%		
United States Treasury Notes:		
4.75%, 11–15–08	$2,000	$ 2,002,734
3.125%, 4–15–09	2,000	1,928,750
4.0%, 6–15–09	1,000	984,375
4.0%, 3–15–10	1,500	1,471,524
5.0%, 2–15–11	1,000	1,017,695
5.0%, 8–15–11	2,000	2,038,516
4.375%, 8–15–12	2,000	1,979,140
4.75%, 5–15–14	2,000	2,016,954
		13,439,688
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 61.97%		**$35,687,695**
(Cost: $36,133,996)		
SHORT-TERM SECURITY – 1.65%		
Aluminum		
Alcoa Incorporated,		
5.4%, 10–2–06	951	$ 950,857
(Cost: $950,857)		
TOTAL INVESTMENT SECURITIES – 98.76%		**$56,870,952**
(Cost: $57,440,820)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.24%		714,195
NET ASSETS – 100.00%		**$57,585,147**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY LIMITED-TERM BOND FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $57,441) (Notes 1 and 3)	$56,871
Cash	1
Receivables:	
Interest	645
Fund shares sold	229
Investment securities sold	2
Prepaid and other assets	28
Total assets	57,776

LIABILITIES

Payable to Fund shareholders	125
Accrued shareholder servicing (Note 2)	22
Dividends payable	13
Accrued accounting services fee (Note 2)	4
Accrued distribution fee (Note 2)	1
Accrued service fee (Note 2)	1
Accrued management fee (Note 2)	1
Other	24
Total liabilities	191
Total net assets	$57,585

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 57
Additional paid-in capital	58,764
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on investment transactions	(666)
Net unrealized depreciation in value of investments	(570)
Net assets applicable to outstanding units of capital	$57,585
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.08
Class B	$10.08
Class C	$10.08
Class Y	$10.08
Capital shares outstanding:	
Class A	3,723
Class B	530
Class C	1,279
Class Y	182
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY LIMITED-TERM BOND FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,239
Expenses (Note 2):	
Accounting services fee	22
Audit fees.	11
Custodian fees.	3
Distribution fee:	
Class A	1
Class B	20
Class C	49
Investment management fee.	136
Registration fees	24
Service fee:	
Class A	42
Class B	6
Class C	17
Class Y	2
Shareholder servicing:	
Class A	53
Class B	12
Class C	28
Class Y	2
Other	9
Total expenses	437
Net investment income	802

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(51)
Unrealized appreciation in value of investments during the period	491
Net gain on investments	440
Net increase in net assets resulting from operations	$1,242

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY LIMITED-TERM BOND FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 802	$ 1,518
Realized net loss on investments	(51)	(30)
Unrealized appreciation (depreciation)	491	(711)
Net increase in net assets resulting from operations.	1,242	777
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(554)	(1,019)
Class B	(61)	(120)
Class C	(157)	(323)
Class Y	(30)	(56)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(802)	(1,518)
Capital share transactions (Note 5)	3,650	(9,589)
Total increase (decrease)	4,090	(10,330)
NET ASSETS		
Beginning of period.	53,495	63,825
End of period.	$57,585	$53,495
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 110 - 113.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.00	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:						
Net investment income . .	0.16	0.30	0.28	0.29	0.36	0.51
Net realized and unrealized gain (loss) on investments.	0.08	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.24	0.16	(0.06)	0.32	0.61	0.54
Less distributions from:						
Net investment income . .	(0.16)	(0.30)	(0.28)	(0.29)	(0.36)	(0.51)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.16)	(0.30)	(0.28)	(0.29)	(0.36)	(0.51)
Net asset value, end of period.	$10.08	$10.00	$10.14	$10.48	$10.45	$10.20
Total return[1]	2.46%	1.59%	−0.60%	3.13%	6.15%	5.42%
Net assets, end of period (in millions).	$38	$33	$38	$35	$40	$6
Ratio of expenses to average net assets including voluntary expense waiver	1.31%[2]	1.31%	1.27%	1.18%	1.09%	1.04%
Ratio of net investment income to average net assets including voluntary expense waiver	3.25%[2]	2.98%	2.71%	2.79%	3.32%	4.76%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.31%[2][3]	1.31%[3]	1.27%[3]	1.18%[3]	1.09%[3]	1.19%
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.25%[2][3]	2.98%[3]	2.71%[3]	2.79%[3]	3.32%[3]	4.61%
Portfolio turnover rate	10%	28%	36%	30%	49%	33%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.00	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:						
Net investment income . .	0.11	0.21	0.18	0.19	0.27	0.42
Net realized and unrealized gain (loss) on investments.	0.08	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.19	0.07	(0.16)	0.22	0.52	0.45
Less distributions from:						
Net investment income . .	(0.11)	(0.21)	(0.18)	(0.19)	(0.27)	(0.42)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.11)	(0.21)	(0.18)	(0.19)	(0.27)	(0.42)
Net asset value, end of period	$10.08	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	1.98%	0.68%	−1.51%	2.18%	5.18%	4.52%
Net assets, end of period (in millions).	$5	$5	$7	$6	$5	$1
Ratio of expenses to average net assets including voluntary expense waiver	2.23%[1]	2.22%	2.20%	2.11%	2.01%	1.88%
Ratio of net investment income to average net assets including voluntary expense waiver	2.33%[1]	2.06%	1.78%	1.86%	2.47%	4.02%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.23%[1][2]	2.22%[2]	2.20%[2]	2.11%[2]	2.01%[2]	2.15%
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.33%[1][2]	2.06%[2]	1.78%[2]	1.86%[2]	2.47%[2]	3.76%
Portfolio turnover rate	10%	28%	36%	30%	49%	33%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.00	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:						
Net investment income . .	0.12	0.21	0.19	0.20	0.27	0.42
Net realized and unrealized gain (loss) on investments.	0.08	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.20	0.07	(0.15)	0.23	0.52	0.45
Less distributions from:						
Net investment income . .	(0.12)	(0.21)	(0.19)	(0.20)	(0.27)	(0.42)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.12)	(0.21)	(0.19)	(0.20)	(0.27)	(0.42)
Net asset value, end of period.	$10.08	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	2.01%	0.73%	−1.45%	2.23%	5.22%	4.46%
Net assets, end of period (in millions).	$13	$13	$17	$22	$30	$20
Ratio of expenses to average net assets including voluntary expense waiver	2.18%[1]	2.17%	2.14%	2.05%	1.98%	1.94%
Ratio of net investment income to average net assets including voluntary expense waiver	2.38%[1]	2.12%	1.84%	1.92%	2.59%	4.04%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.18%[1][2]	2.17%[2]	2.14%[2]	2.05%[2]	1.98%[2]	2.21%
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.38%[1][2]	2.12%[2]	1.84%[2]	1.92%[2]	2.59%[2]	3.77%
Portfolio turnover rate	10%	28%	36%	30%	49%	33%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$10.00	$10.14	$10.48	$10.45	$10.20	$10.17
Income (loss) from investment operations:						
Net investment income . .	0.16	0.31	0.29	0.29	0.36	0.51
Net realized and unrealized gain (loss) on investments.	0.08	(0.14)	(0.34)	0.03	0.25	0.03
Total from investment operations	0.24	0.17	(0.05)	0.32	0.61	0.54
Less distributions from:						
Net investment income . .	(0.16)	(0.31)	(0.29)	(0.29)	(0.36)	(0.51)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.16)	(0.31)	(0.29)	(0.29)	(0.36)	(0.51)
Net asset value, end of period.	$10.08	$10.00	$10.14	$10.48	$10.45	$10.20
Total return	2.51%	1.72%	–0.49%	3.18%	6.14%	5.41%
Net assets, end of period (in millions).	$2	$2	$2	$2	$2	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.21%[1]	1.19%	1.16%	1.13%	1.09%	1.04%
Ratio of net investment income to average net assets including voluntary expense waiver	3.35%[1]	3.10%	2.82%	2.83%	3.42%	4.97%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.21%[1][2]	1.19%[2]	1.16%[2]	1.13%[2]	1.09%[2]	1.18%
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.35%[1][2]	3.10%[2]	2.82%[2]	2.83%[2]	3.42%[2]	4.83%
Portfolio turnover rate	10%	28%	36%	30%	49%	33%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

Portfolio Highlights

On September 30, 2006, the Ivy Mid Cap Growth Fund had net assets totaling $130,040,517 invested in a diversified portfolio of:

96.32%	Common Stocks
3.68%	Cash and Cash Equivalents and Put Options

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Health Care Stocks	$24.23
Technology Stocks	$16.34
Business Equipment and Services Stocks	$14.33
Financial Services Stocks	$13.21
Capital Goods Stocks	$ 7.50
Retail Stocks	$ 5.40
Cash and Cash Equivalents and Put Options	$ 3.68
Energy Stocks	$ 3.42
Consumer Nondurables Stocks	$ 3.29
Consumer Services Stocks	$ 3.09
Miscellaneous Stocks	$ 3.00
Transportation Stocks	$ 2.51

The Investments of Ivy Mid Cap Growth Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 0.55%		
Southwest Airlines Co.	43,000	$ 716,380
Aircraft – 1.64%		
L–3 Communications Holdings, Inc.	27,300	2,138,409
Banks – 5.40%		
Northern Trust Corporation	57,850	3,379,886
Synovus Financial Corp.	123,950	3,640,412
		7,020,298
Beverages – 1.70%		
Brown-Forman Corporation, Class B.	28,800	2,207,520
Business Equipment and Services – 7.81%		
Cintas Corporation	51,150	2,088,199
Euronet Worldwide, Inc.*	36,550	896,937
Lamar Advertising Company, Class A*	49,050	2,619,515
Republic Services, Inc., Class A	33,050	1,328,941
Stericycle, Inc.*	46,250	3,225,706
		10,159,298
Capital Equipment – 2.05%		
IDEX Corporation	62,025	2,670,176
Chemicals – Specialty – 1.20%		
Air Products and Chemicals, Inc.	23,450	1,556,376
Computers – Micro – 4.78%		
Apple Computer, Inc.*	57,000	4,387,860
Sun Microsystems, Inc.*	367,800	1,822,449
		6,210,309
Computers – Peripherals – 0.53%		
Electronic Arts Inc.*	12,500	696,062
Consumer Electronics – 0.79%		
Research In Motion Limited*	10,000	1,026,750
Electrical Equipment – 1.92%		
Molex Incorporated	11,100	432,401
Molex Incorporated, Class A	62,650	2,060,559
		2,492,960

See Notes to Schedule of Investments on page 118.

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 7.64%		
Broadcom Corporation, Class A*	75,675	$ 2,295,601
Linear Technology Corporation	34,200	1,064,133
Maxim Integrated Products, Inc.	37,200	1,044,390
Microchip Technology Incorporated	69,000	2,236,635
Network Appliance, Inc.*	88,900	3,289,745
		9,930,504
Electronic Instruments – 1.75%		
Lam Research Corporation*	50,200	2,275,315
Farm Machinery – 0.85%		
AGCO Corporation*	43,650	1,106,527
Food and Related – 1.59%		
Hershey Foods Corporation.	38,700	2,068,515
Health Care – Drugs – 7.32%		
Allergan, Inc.	40,700	4,583,227
Gilead Sciences, Inc.*	53,800	3,696,329
ICOS Corporation*	49,650	1,243,732
		9,523,288
Health Care – General – 9.59%		
Biomet, Inc.	78,775	2,535,373
DENTSPLY International Inc.	51,600	1,554,966
Gen-Probe Incorporated*	24,650	1,154,606
Henry Schein, Inc.*	80,350	4,026,740
Kyphon Inc.*	43,500	1,627,552
Zimmer Holdings, Inc.*	23,200	1,566,000
		12,465,237
Hospital Supply and Management – 7.32%		
C. R. Bard, Inc.	53,150	3,986,250
Cytyc Corporation*	59,900	1,465,453
Express Scripts, Inc.*	13,950	1,053,016
Laboratory Corporation of America Holdings*	45,950	3,012,941
		9,517,660
Insurance – Property and Casualty – 2.55%		
AXIS Capital Holdings Limited	54,500	1,890,605
Everest Re Group, Ltd.	14,650	1,428,815
		3,319,420
Metal Fabrication – 2.68%		
Fastenal Company	90,150	3,479,339
Motor Vehicles – 1.01%		
Harley-Davidson, Inc.	20,900	1,311,475

See Notes to Schedule of Investments on page 118.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Domestic – 1.11%		
XTO Energy Inc.	34,416	**$ 1,449,946**
Petroleum – International – 1.18%		
Noble Energy, Inc. (A)	33,550	**1,529,545**
Petroleum – Services – 1.13%		
Complete Production Services, Inc. (A)*	32,650	644,511
Smith International, Inc.	21,350	828,380
		1,472,891
Publishing – 3.09%		
Getty Images, Inc.*.	31,150	1,547,532
Meredith Corporation	50,150	2,473,899
		4,021,431
Restaurants – 2.04%		
P.F. Chang's China Bistro, Inc.*	36,500	1,266,550
YUM! Brands, Inc.	26,750	1,392,338
		2,658,888
Retail – Food Stores – 1.06%		
Longs Drug Stores Corporation	30,000	**1,380,300**
Retail – General Merchandise – 0.98%		
Nordstrom, Inc. (A)	30,250	**1,279,575**
Retail – Specialty Stores – 1.32%		
Chico's FAS, Inc.*.	47,450	1,021,598
Gap, Inc., (The)	36,350	688,833
		1,710,431
Security and Commodity Brokers – 5.26%		
Chicago Mercantile Exchange Holdings Inc.	9,950	4,758,587
TD Ameritrade Holding Corporation	110,550	2,086,079
		6,844,666
Timesharing and Software – 6.52%		
eBay Inc.*.	89,200	2,528,374
Global Payments Inc.	60,900	2,680,209
Paychex, Inc.	88,950	3,275,139
		8,483,722
Trucking and Shipping – 1.96%		
C.H. Robinson Worldwide, Inc.	57,050	**2,543,004**
TOTAL COMMON STOCKS – 96.32%		**$125,266,217**

(Cost: $89,958,715)

See Notes to Schedule of Investments on page 118.

The Investments of Ivy Mid Cap Growth Fund

September 30, 2006

PUT OPTIONS – 0.08%	Number of Contracts	Value
Complete Production Services, Inc., October 20, Expires 10–23–06.	161	$ 17,662
Noble Energy, Inc., October 45, Expires 10–23–06.	169	19,552
Smith International, Inc., October 40, Expires 10–23–06.	213	42,068
XTO Energy, Inc., October 45, Expires 10–23–06.	68	21,903
(Cost: $47,808)		$ 101,185

SHORT-TERM SECURITY – 2.75%	Principal Amount in Thousands	
Retail – General Merchandise		
Home Depot, Inc. (The), 5.36%, 10–2–06	$3,573	$ 3,572,468
(Cost: $3,572,468)		
TOTAL INVESTMENT SECURITIES – 99.15%		**$128,939,870**
(Cost: $93,578,991)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.85%		**1,100,647**
NET ASSETS – 100.00%		**$130,040,517**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at September 30, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Complete Production Services , Inc.	161	October/25	$12,688	$ 547
Noble Energy, Inc.	169	October/55	14,678	498
Nordstrom, Inc.	302	October/40	21,895	87,580
			$49,261	$88,625

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MID CAP GROWTH FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $93,579) (Notes 1 and 3)	$128,940
Receivables:	
Investment securities sold	1,329
Fund shares sold	231
Dividends and interest	95
Prepaid and other assets	36
Total assets	130,631

LIABILITIES

Payable to Fund shareholders	301
Payable for investment securities purchased	112
Outstanding written options at market	
(premium received – $49) (Note 6)	89
Accrued shareholder servicing (Note 2)	49
Accrued accounting services fee (Note 2)	6
Accrued management fee (Note 2)	6
Due to custodian	6
Accrued distribution and service fees (Note 2)	3
Other	18
Total liabilities	590
Total net assets	$130,041

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 108
Additional paid-in capital	134,217
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(479)
Accumulated undistributed net realized loss on	
investment transactions	(39,126)
Net unrealized appreciation in value of investments	35,321
Net assets applicable to outstanding units of capital	$130,041
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.13
Class B	$11.36
Class C	$11.62
Class Y	$12.26
Class R	$12.12
Capital shares outstanding:	
Class A	7,948
Class B	954
Class C	1,056
Class Y	847
Class R	9
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY MID CAP GROWTH FUND

For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Dividends	$ 503
Interest and amortization	176
Total income	679

Expenses (Note 2):

Accounting services fee	33
Audit fees	15
Custodian fees	5
Distribution fee:	
Class A	6
Class B	41
Class C	48
Class Y	—*
Class R	—*
Investment management fee	566
Service fee:	
Class A	119
Class B	14
Class C	16
Class Y	12
Class R	—*
Shareholder servicing:	
Class A	162
Class B	34
Class C	23
Class Y	8
Class R	—*
Other	56
Total	1,158
Less expenses in excess of voluntary limit (Note 2)	(11)
Total expenses	1,147
Net investment loss	(468)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	1,460
Realized net gain on written options	244
Realized net gain on investments	1,704
Unrealized depreciation in value of securities during the period	(6,617)
Unrealized depreciation in value of written options during the period	(110)
Unrealized depreciation in value of investments during the period	(6,727)
Net loss on investments	(5,023)
Net decrease in net assets resulting from operations	$(5,491)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MID CAP GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (468)	$ (529)
Realized net gain on investments	1,704	5,840
Unrealized appreciation (depreciation)	(6,727)	20,295
Net increase (decrease) in net assets resulting from operations	(5,491)	25,606
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(4,242)	22,221
Total increase (decrease)	(9,733)	47,827
NET ASSETS		
Beginning of period.	139,774	91,947
End of period.	$130,041	$139,774
Undistributed net investment loss	$ (479)	$ (11)

(1)See "Financial Highlights" on pages 122 - 126.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$12.59	$ 9.99	$9.09	$6.67	$8.91	$9.11
Income (loss) from investment operations:						
Net investment income (loss)	(0.03)	(0.04)	(0.09)	(0.08)	(0.05)	0.02
Net realized and unrealized gain (loss) on investments.	(0.43)	2.64	0.99	2.50	(2.19)	(0.17)
Total from investment operations	(0.46)	2.60	0.90	2.42	(2.24)	(0.15)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)*	(0.05)
Net asset value, end of period	$12.13	$12.59	$9.99	$9.09	$6.67	$8.91
Total return[1]	–3.65%	26.03%	9.90%	36.28%	–25.13%	–1.67%
Net assets, end of period (in millions).	$97	$105	$68	$50	$14	$15
Ratio of expenses to average net assets including voluntary expense waiver	1.59%[2]	1.62%	1.65%	1.84%	1.17%	1.17%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	–0.56%[2]	–0.30%	–0.95%	–1.20%	–0.49%	0.34%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.59%[2][3]	1.62%[3]	1.70%	1.89%	2.02%	1.84%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	–0.56%[2][3]	–0.30%[3]	–1.00%	–1.25%	–1.34%	–0.33%
Portfolio turnover rate	12%	28%	25%	24%	36%	39%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.85	$ 9.50	$8.75	$6.49	$8.81	$9.07
Income (loss) from investment operations:						
Net investment loss.	(0.12)	(0.18)	(0.23)	(0.17)	(0.14)	(0.09)
Net realized and unrealized gain (loss) on investments.	(0.37)	2.53	0.98	2.43	(2.18)	(0.17)
Total from investment operations	(0.49)	2.35	0.75	2.26	(2.32)	(0.26)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.36	$11.85	$9.50	$8.75	$6.49	$8.81
Total return	−4.14%	24.74%	8.57%	34.82%	−26.33%	−2.87%
Net assets, end of period (in millions).	$11	$12	$11	$12	$2	$2
Ratio of expenses to average net assets including voluntary expense waiver	2.66%[1]	2.70%	2.81%	3.04%	2.73%	2.49%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.65%[1]	−1.43%	−2.12%	−2.37%	−2.05%	−0.95%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.66%[1][2]	2.70%[2]	2.81%[2]	3.09%	3.58%	3.90%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.65%[1][2]	−1.43%[2]	−2.12%[2]	−2.43%	−2.90%	−2.37%
Portfolio turnover rate.	12%	28%	25%	24%	36%	39%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$12.10	$ 9.67	$8.86	$6.56	$8.85	$9.08
Income (loss) from investment operations:						
Net investment loss.	(0.09)	(0.12)	(0.15)	(0.13)	(0.10)	(0.05)
Net realized and unrealized gain (loss) on investments.	(0.39)	2.55	0.96	2.43	(2.19)	(0.18)
Total from investment operations	(0.48)	2.43	0.81	2.30	(2.29)	(0.23)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$11.62	$12.10	$9.67	$8.86	$6.56	$8.85
Total return	−3.97%	25.13%	9.14%	35.06%	−25.88%	−2.53%
Net assets, end of period (in millions).	$12	$14	$11	$10	$3	$4
Ratio of expenses to average net assets including voluntary expense waiver	2.35%[1]	2.35%	2.35%	2.59%	2.18%	2.10%
Ratio of net investment loss to average net assets including voluntary expense waiver	−1.30%[1]	−1.09%	−1.66%	−1.98%	−1.50%	−0.55%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.40%[1]	2.40%	2.46%	2.64%	3.03%	3.30%
Ratio of net investment loss to average net assets excluding voluntary expense waiver	−1.35%[1]	−1.14%	−1.77%	−2.03%	−2.35%	−1.74%
Portfolio turnover rate.	12%	28%	25%	24%	36%	39%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$12.70	$10.04	$ 9.09	$6.67	$8.91	$9.11
Income (loss) from investment operations:						
Net investment income (loss)	(0.01)[1]	0.05[1]	(0.06)	(0.05)	(0.01)	0.00
Net realized and unrealized gain (loss) on investments.	(0.43)[1]	2.61[1]	1.01	2.47	(2.20)	(0.14)
Total from investment operations	(0.44)	2.66	0.95	2.42	(2.21)	(0.14)
Less distributions from:						
Net investment income . . .	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.03)	(0.06)
Net asset value, end of period	$12.26	$12.70	$10.04	$9.09	$6.67	$8.91
Total return	–3.47%	26.50%	10.45%	36.28%	–24.86%	–1.52%
Net assets, end of period (in thousands)	$10,377	$9,009	$1,961	$1,363	$329	$438
Ratio of expenses to average net assets including voluntary expense waiver	1.25%[2]	1.25%	1.25%	1.72%	0.86%	0.83%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	–0.23%[2]	0.43%	–0.55%	–0.91%	–0.18%	0.50%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.42%[2]	1.43%	1.48%	1.77%	1.71%	1.30%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	–0.40%[2]	0.25%	–0.78%	–0.96%	–1.03%	0.03%
Portfolio turnover rate	12%	28%	25%	24%	36%	39%

[1]Based on average weekly shares outstanding.
[2]Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MID CAP GROWTH FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$12.58	$11.77
Income (loss) from investment operations:		
Net investment income (loss)	(0.04)	0.02
Net realized and unrealized gain (loss)		
on investments.	(0.42)	0.79
Total from investment operations	(0.46)	0.81
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$12.12	$12.58
Total return	−3.66%	6.88%
Net assets, end of period (in thousands)	$103	$107
Ratio of expenses to average net assets	1.72%[2]	1.75%[2]
Ratio of net investment income (loss)		
to average net assets	−0.70%[2]	0.73%[2]
Portfolio turnover rate	12%	28%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

Portfolio Highlights

On September 30, 2006, Ivy Money Market Fund had net assets totaling $72,405,854. As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Corporate Obligations – Commercial Paper	$25.39
Municipal Obligations – Taxable	$20.70
Corporate Obligations – Notes	$19.13
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$15.62
Corporate Obligations – Certificates of Deposit	$ 9.64
United States Government Agency Obligations	$ 8.83
Cash and Cash Equivalents and Other Government Security	$ 0.69

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Investments of Ivy Money Market Fund

September 30, 2006

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificates of Deposit – 9.64%		
Banks		
Barclays Bank PLC, New York Branch,		
5.2%, 4–3–07	$ 925	$ 925,000
Citibank, N.A.:		
5.42%, 11–3–06	1,200	1,200,000
5.345%, 11–27–06	1,200	1,200,000
5.335%, 12–7–06	1,000	1,000,000
Royal Bank of Scotland plc (The):		
4.34%, 10–3–06	800	800,000
4.725%, 11–27–06	600	599,785
Wells Fargo Bank, N.A.:		
5.0%, 2–13–07	250	250,000
5.55%, 8–8–07	1,000	1,000,000
		6,974,785
Commercial Paper		
Finance Companies – 16.30%		
Ciesco, LLC:		
5.28%, 10–11–06	1,900	1,897,213
5.35%, 11–6–06	1,000	994,650
Kitty Hawk Funding Corp.:		
5.37%, 10–27–06	1,000	996,122
5.27%, 11–1–06	2,000	1,990,924
5.25%, 12–29–06	550	542,861
PACCAR Financial Corp.:		
5.37%, 10–19–06	300	299,195
5.36%, 10–26–06	800	797,022
Preferred Receivables Funding Corp.:		
5.27%, 10–25–06	1,000	996,487
5.26%, 11–14–06	750	745,178
Three Pillars Funding LLC:		
5.27%, 10–10–06	2,100	2,097,233
5.28%, 11–3–06	450	447,822
		11,804,707
Food and Related – 3.56%		
McCormick & Co. Inc.:		
5.35%, 11–15–06	250	248,328
5.35%, 11–16–06	300	297,949
5.1%, 5–31–07	1,800	1,738,290
Nestle Capital Corp.,		
5.35%, 11–29–06	299	296,378
		2,580,945
Mining – 1.03%		
BHP Billiton Finance (USA) Limited (BHP Billiton Limited),		
5.27%, 10–19–06	750	**748,024**

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Retail – General Merchandise – 0.72%		
Target Corporation,		
5.39%, 10–2–06	$ 519	$ 518,922
Security and Commodity Brokers – 3.78%		
UBS Finance Delaware LLC (UBS AG):		
5.38%, 10–6–06	2,000	1,998,506
5.38%, 10–19–06	737	735,017
		2,733,523
Total Commercial Paper – 25.39%		18,386,121
Commercial Paper (backed by irrevocable bank letter of credit)		
Finance Companies – 9.57%		
NATC California LLC (Suntrust Bank),		
5.39%, 10–12–06	1,400	1,397,694
River Fuel Funding Company #3, Inc. (Bank of New York (The)),		
5.27%, 10–31–06	2,000	1,991,217
River Fuel Trust #1 (Bank of New York (The)),		
5.29%, 12–14–06	371	366,966
Vehicle Services of America Ltd. (Bank of America, N.A.),		
5.3%, 11–17–06	3,197	3,174,879
		6,930,756
Food and Related – 4.55%		
COFCO Capital Corp. (Rabobank Nederland):		
5.26%, 10–18–06	1,500	1,496,274
5.265%, 10–18–06	1,800	1,795,525
		3,291,799
Multiple Industry – 1.50%		
Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch):		
5.27%, 10–6–06	750	749,451
5.27%, 10–18–06	338	337,159
		1,086,610
Total Commercial Paper (backed by irrevocable bank letter of credit) – 15.62%		11,309,165

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes		
Banks – 4.97%		
Rabobank Nederland,		
5.12%, 10–18–06	$ 500	$ 500,000
U.S. Bancorp,		
5.1%, 7–15–07	1,400	1,396,532
Wells Fargo & Company:		
5.38%, 10–2–06	500	500,000
5.34%, 10–16–06	1,200	1,200,000
		3,596,532
Business Equipment and Services – 1.12%		
Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.),		
5.43%, 10–4–06	810	**810,000**
Computers – Main and Mini – 1.38%		
International Business Machines Corporation,		
5.32%, 10–9–06	1,000	**1,000,000**
Finance Companies – 1.22%		
Lowell Family, LLC, Variable Rate Taxable Demand Bonds (LaSalle Bank National Association),		
5.36%, 10–5–06	240	240,000
P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.),		
5.33%, 10–5–06	250	250,000
Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank, National Association),		
5.32%, 10–5–06	390	390,000
		880,000
Health Care – Drugs – 0.83%		
Lilly (Eli) and Company,		
5.32%, 10–2–06	600	**600,000**
Health Care – General – 1.01%		
B & D Associates, LLP and Eye Associates of Boca Raton, P.A., Taxable Variable Rate Demand Bonds (B & D Associates Project), Series 2005 (Wachovia Bank, N.A.),		
5.33%, 10–5–06	735	**735,000**

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Hospital Supply and Management – 0.16%		
Autumn House at Powder Mill, Inc., Taxable Variable Rate Demand Bonds, Series of 2003 (Suntrust Bank),		
5.38%, 10–4–06	$ 50	$ 50,000
Meriter Management Services, Inc., Taxable Variable Rate Demand Notes, Series 1996 (U.S. Bank Milwaukee, N.A.),		
5.31%, 10–4–06	65	65,000
		115,000
Multiple Industry – 4.55%		
3M Company,		
5.6453%, 12–12–06 (A)	1,000	1,001,321
General Electric Capital Corporation:		
5.0%, 2–15–07	500	500,215
5.0%, 6–15–07	1,800	1,794,504
		3,296,040
Non-Residential Construction – 0.41%		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank),		
5.31%, 10–4–06	300	**300,000**
Retail – General Merchandise – 2.77%		
Wal-Mart Stores, Inc.,		
5.877%, 6–1–07	2,000	**2,005,205**
Trucking and Shipping – 0.71%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.),		
5.38%, 10–5–06	515	**515,000**
Total Notes – 19.13%		**13,852,777**
TOTAL CORPORATE OBLIGATIONS – 69.78%		**$50,522,848**

(Cost: $50,522,848)

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

OTHER GOVERNMENT SECURITY – 0.89%	Principal Amount in Thousands	Value
Supranational		
Central American Bank for Economic Integration (Barclays Bank PLC), 5.25%, 10–24–06	$ 650	**$ 647,820**
(Cost: $647,820)		

MUNICIPAL OBLIGATIONS – TAXABLE		
Arkansas – 1.38%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank), 5.31%, 10–4–06	1,000	**1,000,000**
California – 7.63%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Air Products Manufacturing Corporation), Taxable Series 1997A, 5.33%, 11–2–06	3,450	3,450,000
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 5.39%, 10–4–06	2,075	2,075,000
		5,525,000
Florida – 0.63%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.), 5.31%, 10–4–06	460	**460,000**
Georgia – 4.51%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (Bayerische Landesbank, New York Branch, Wachovia Bank, National Association and WestLB AG, New York Branch), 5.46%, 10–4–06	3,267	**3,267,000**

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Indiana – 0.63%		
City of Hobart, Indiana, Taxable Variable Rate Demand, Economic Development Revenue Bonds (Albanese Confectionery Group, Inc. Project), Series 2006B (Harris N.A.),		
5.34%, 10–5–06	$ 455	$ 455,000
Iowa – 0.28%		
Iowa Finance Authority, Taxable Variable Rate Demand Health Facilities Revenue Bonds (St. Luke's Health Foundation of Sioux City, Iowa Project), Series 2006 (General Electric Capital Corporation),		
5.32%, 10–5–06	200	200,000
New York – 0.28%		
City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (WestLB AG),		
5.45%, 10–4–06	200	200,000
Washington – 3.48%		
Washington State Housing Finance Commission: Taxable Variable Rate Demand Multifamily Revenue Bonds: Springfield Meadows Apartments Project, Series 2001B (U.S. Bank, National Association),		
5.4%, 10–2–06	1,010	1,010,000
Brittany Park Project, Series 1996B (U.S. Bank of Washington, National Association),		
5.35%, 10–5–06	575	575,000
Columbia Heights Retirement Project, Series 2004 B (Wells Fargo Bank, N.A.),		
5.4%, 10–2–06	480	480,000
Mill Pointe Apartments Project, Series 1999B (U. S. Bank, National Association),		
5.4%, 10–2–06	210	210,000
Washington State Housing Finance Commission, Taxable Variable Rate Demand Nonprofit Revenue Bonds, Virginia Mason Research Center Project, Series 1997B (U.S. Bank, National Association),		
5.37%, 10–5–06	245	245,000
		2,520,000

See Notes to Schedule of Investments on page 134.

The Investments of Ivy Money Market Fund

September 30, 2006

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Wisconsin – 1.88%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association),		
5.40%, 10–2–06	$1,360	$ 1,360,000
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 20.70%		**$14,987,000**
(Cost: $14,987,000)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Federal Home Loan Bank:		
3.75%, 1–16–07	750	747,701
5.0%, 3–2–07	800	800,000
5.65%, 8–10–07	700	700,000
5.4%, 9–12–07	1,300	1,300,000
Federal Home Loan Mortgage Corporation:		
4.8%, 2–23–07	600	600,000
5.41%, 6–22–07	950	950,000
Overseas Private Investment Corporation:		
5.27%, 10–4–06	337	337,209
5.3%, 10–4–06	715	715,000
5.3%, 10–4–06	242	242,000
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 8.83%		**$ 6,391,910**
(Cost: $6,391,910)		
TOTAL INVESTMENT SECURITIES – 100.20%		**$72,549,578**
(Cost: $72,549,578)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.20%)		**(143,724)**
NET ASSETS – 100.00%		**$72,405,854**

Notes to Schedule of Investments

(A) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of this security amounted to 1.38% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

IVY MONEY MARKET FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $72,550) (Note 1)	$72,550
Cash	31
Receivables:	
Interest.	409
Fund shares sold.	173
Prepaid and other assets	31
Total assets	73,194

LIABILITIES

Payable to Fund shareholders	719
Dividends payable.	29
Accrued shareholder servicing (Note 2).	28
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Other.	5
Total liabilities	788
Total net assets.	$72,406

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 724
Additional paid-in capital	71,682
Net assets applicable to outstanding units of capital.	$72,406
Net asset value per share (net assets divided by shares outstanding):	
Class A	$1.00
Class B	$1.00
Class C	$1.00
Capital shares outstanding:	
Class A	57,893
Class B	6,582
Class C	7,931
Capital shares authorized	420,000

See Notes to Financial Statements.

Statement of Operations

IVY MONEY MARKET FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,654
Expenses (Note 2):	
Accounting services fee	21
Audit fees.	11
Custodian fees.	4
Distribution fee:	
Class B	18
Class C	26
Investment management fee.	128
Legal fees	—*
Registration fees	28
Service fee:	
Class B	6
Class C	8
Shareholder servicing:	
Class A	97
Class B	6
Class C	8
Other	15
Total	376
Less expenses in excess of voluntary waiver for	
Class A (Note 2)	(37)
Total expenses.	339
Net investment income	1,315
Net increase in net assets resulting from operations.	$1,315

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MONEY MARKET FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,315	$ 1,336
Net increase in net assets resulting from operations	1,315	1,336
Distributions to shareholders from net investment income (Note 1F):[1]		
Class A	(1,124)	(1,235)
Class B	(79)	(33)
Class C	(112)	(68)
	(1,315)	(1,336)
Capital share transactions (Note 5)	23,033	3,772
Total increase	23,033	3,772
NET ASSETS		
Beginning of period.	49,373	45,601
End of period.	$72,406	$49,373
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 138 - 140.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0213	0.0288	0.0083	0.0061	0.0124	0.0259
Less dividends declared	(0.0213)	(0.0288)	(0.0083)	(0.0061)	(0.0124)	(0.0259)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	2.16%	2.87%	0.82%	0.62%	1.25%	2.70%
Net assets, end of period (in millions)	$58	$44	$39	$45	$10	$5
Ratio of expenses to average net assets including voluntary expense waiver	0.87%[1]	0.91%	0.89%	0.67%	0.52%	0.81%
Ratio of net investment income to average net assets including voluntary expense waiver	4.29%[1]	2.87%	0.81%	0.48%	1.26%	2.60%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.01%[1]	1.06%	1.20%	0.87%	0.92%	1.03%
Ratio of net investment income to average net assets excluding voluntary expense waiver	4.15%[1]	2.72%	0.50%	0.28%	0.86%	2.38%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0160	0.0184	0.0014	0.0002	0.0015	0.0147
Less dividends declared.	(0.0160)	(0.0184)	(0.0014)	(0.0002)	(0.0015)	(0.0147)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.63%	1.82%	0.14%	0.02%	0.16%	1.55%
Net assets, end of period (in millions). . . .	$6	$2	$1	$1	$1	$1
Ratio of expenses to average net assets including voluntary expense waiver	1.91%[1]	1.95%	1.57%[2]	1.14%[2]	1.59%[3]	1.88%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	3.32%[1]	1.86%	0.12%[2]	0.02%[2]	0.14%[3]	1.33%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.91%[1][4]	1.95%[4]	1.95%[2]	1.34%[2]	2.06%[3]	2.39%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	3.32%[1][4]	1.86%[4]	−0.26%[2]	−0.18%[2]	−0.33%[3]	0.82%[3]

(1) Annualized.
(2) Voluntary waiver of expenses to maintain yield of 0.01%.
(3) Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MONEY MARKET FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.0161	0.0185	0.0013	0.0002	0.0019	0.0157
Less dividends declared	(0.0161)	(0.0185)	(0.0013)	(0.0002)	(0.0019)	(0.0157)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Total return	1.63%	1.83%	0.12%	0.02%	0.20%	1.63%
Net assets, end of period (in millions)	$8	$3	$5	$6	$10	$7
Ratio of expenses to average net assets including voluntary expense waiver	1.90%[1]	1.94%	1.58%[2]	1.16%[2]	1.56%[3]	1.81%[3]
Ratio of net investment income to average net assets including voluntary expense waiver	3.31%[1]	1.75%	0.12%[2]	0.03%[2]	0.18%[3]	1.58%[3]
Ratio of expenses to average net assets excluding voluntary expense waiver	1.90%[1][4]	1.94%[4]	1.99%[2]	1.35%[2]	1.99%[3]	2.31%[3]
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	3.31%[1][4]	1.75%[4]	–0.29%[2]	–0.17%[2]	–0.25%[3]	1.08%[3]

(1) Annualized.
(2) Voluntary waiver of expenses to maintain yield of 0.01%.
(3) Based on voluntary waiver of management fees due to Fund net assets below $25 million. See Note 2.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

Portfolio Highlights

On September 30, 2006, Ivy Municipal Bond Fund had net assets totaling $25,564,617 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Prerefunded ETM Bonds	$19.33
State, County and City General Obligation Bonds	$14.17
Education Revenue Bonds	$11.77
Other Municipal Bonds	$ 8.44
Housing Revenue Bonds	$ 8.38
Airport Revenue Bonds	$ 5.96
Special Tax Bonds	$ 5.87
Public Power Revenue Bonds	$ 5.85
Sales Revenue Bonds	$ 4.50
Transportation Revenue Bonds	$ 4.20
Hospital Revenue Bonds	$ 3.98
Industrial Development Revenue/ Pollution Control Bonds	$ 2.88
Lifecare Centers Revenue Bonds	$ 2.64
Cash and Cash Equivalents	$ 2.03

On September 30, 2006, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



AAA	57.06%
AA	12.76%
A..	4.62%
BBB	17.46%
BB	6.07%
Cash and Cash Equivalents	2.03%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

2006 Tax Year Taxable Equivalent Yields[1]			Your Marginal Tax Bracket Is	Equivalent Tax Free Yields			
If your Taxable Income is:				3%	4%	5%	6%
Joint Return		Single Return					
$ 0 - 15,100		$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%
$ 15,101 - 61,300		$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%
$ 61,301 - 123,700		$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%
$123,701 - 188,450		$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%
$188,451 - 336,550		$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%
$336,551 and above		$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%

(1)Table is for illustration only and does not represent the actual performance of Ivy Municipal Bond Fund. Rates shown reflect federal income tax brackets only. Depending on your state of residence and whether you are subject to the federal or state alternative minimum taxes, yields shown may be higher or lower.

For more information on the Fund's current yield and most recent performance, see www.ivyfunds.com or contact your advisor.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 0.87%		
City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13	$220	$ 220,946
California – 8.07%		
San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15	500	549,910
State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22	495	520,992
Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15	250	278,010
Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22	240	261,487
Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29	200	226,286
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate), 6.75%, 6–1–39	200	225,996
		2,062,681
Colorado – 2.05%		
City of Aspen, Colorado, Sales Tax Revenue Bonds, Series 1999, 5.25%, 11–1–15	500	523,500
Delaware – 0.81%		
Delaware State Housing Authority, Senior Single Family Mortgage Revenue Bonds, 2005 Series A, 5.8%, 7–1–35	195	207,743

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Florida – 3.18%		
School District of Hillsborough County, Florida, Sales Tax Revenue Bonds, Series 2002, 5.375%, 10–1–13	$500	$ 541,165
City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003, 5.25%, 10–1–19	250	271,595
		812,760
Georgia – 0.89%		
Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003, 5.25%, 4–1–20	210	**227,928**
Illinois – 7.76%		
Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A, 6.0%, 12–15–12	955	1,035,631
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001, 6.05%, 12–15–19	645	678,617
City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A, 5.25%, 1–1–21	250	269,627
		1,983,875
Indiana – 9.65%		
New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17	675	750,458
Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18	500	545,415
City of Rockport, Indiana, Pollution Control Revenue Refunding Bonds (AEP Generating Company Project), Series 1995 B, 4.15%, 7–1–25	500	510,335

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Indiana (Continued)		
East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A,		
5.5%, 1–15–16	$335	$ 335,449
Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999,		
6.5%, 1–15–24	300	325,770
		2,467,427
Kansas – 4.23%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
2002 Series A–5,		
5.55%, 12–1–33	500	532,760
2003 Series A–2,		
5.65%, 6–1–35	290	304,085
2001 Series A–1 (AMT),		
6.3%, 12–1–32	190	196,299
Unified Government of Wyandotte County/Kansas City, Kansas, Transportation Development District Sales Tax Revenue Bonds (NFM-Cabela's Project), Series 2006,		
5.0%, 12–1–27	50	49,227
		1,082,371
Louisiana – 4.46%		
State of Louisiana, Gasoline and Fuels Tax Revenue Bonds:		
2002 Series A,		
5.25%, 6–1–13	500	534,735
2005 Series A,		
5.0%, 5–1–26	200	210,678
Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project),		
5.5%, 4–20–38	250	269,700
Louisiana Citizens Property Insurance Corporation, Assessment Revenue Bonds, Series 2006B,		
5.0%, 6–1–09	120	124,156
		1,139,269

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Maryland – 2.10%		
Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT), 5.375%, 3–1–15	$500	$ 537,155
Massachusetts – 0.87%		
Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, 5.25%, 7–1–20	200	221,258
Michigan – 0.97%		
City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), 5.25%, 4–1–23	200	213,246
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A, 5.625%, 9–1–10	35	35,529
		248,775
Minnesota – 4.90%		
City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22	500	529,410
City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19	400	406,400
City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002, 5.0%, 12–1–10	300	317,142
		1,252,952
Missouri – 10.42%		
Grindstone Plaza Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A:		
5.4%, 10–1–26	390	390,000
5.25%, 10–1–21	260	259,462
The City of St. Louis, Missouri, Airport Revenue Bonds, Series 2001A (Airport Development Program):		
5.0%, 7–1–11	290	306,890
5.0%, 7–1–11	210	223,077

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
City of Kearney, Missouri, General Obligation Bonds, Series 2001,		
5.5%, 3–1–16	$350	$ 377,465
Refunding Certificates of Participation (Public Water Supply District No. 2 of Phelps County, Missouri), Series 2006,		
5.15%, 12–1–30	300	300,195
Missouri Housing Development Commission, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2005 Series D (AMT),		
6.0%, 3–1–36	200	216,560
The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project),		
5.9%, 3–1–24	200	205,844
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004,		
6.25%, 3–1–24	200	204,380
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A,		
6.125%, 12–1–36	175	180,591
		2,664,464
Nebraska – 2.23%		
Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A,		
6.2%, 6–1–13	350	359,401
City of Lincoln, Nebraska, Lincoln Electric System Revenue Bonds, Series 2005,		
5.0%, 9–1–29	200	211,172
		570,573
New Jersey – 2.12%		
New Jersey Economic Development Authority, School Facilities Construction Bonds: 2004 Series I,		
5.25%, 9–1–24	250	277,073
2005 Series O,		
5.125%, 3–1–30	250	265,865
		542,938

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Mexico – 0.43%		
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Class I Bonds, 2006 Series D (AMT),		
6.0%, 1–1–37	$100	**$ 109,367**
New York – 9.12%		
The City of New York, General Obligation Bonds:		
Fiscal 2003 Series A Current Interest Bonds,		
5.5%, 8–1–10	500	532,715
Fiscal 2004 Series E,		
5.25%, 8–1–09	250	260,838
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Seventh Series,		
5.5%, 12–15–14	500	545,300
New York State Thruway Authority, State Personal Income Tax Revenue Bonds (Transportation), Series 2002A,		
5.25%, 3–15–10	500	527,505
Dormitory Authority of the State of New York, Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	250	268,815
Suffolk County Industrial Development Agency (New York):		
Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	100	104,196
Series 1999A (The Southampton Hospital Association Civic Facility),		
7.25%, 1–1–20	40	41,125
Continuing Care Retirement Community, Revenue Refunding Bonds (Jefferson's Ferry Project – Series 2006),		
5.0%, 11–1–28	50	51,312
		2,331,806
Ohio – 0.62%		
Hamilton County, Ohio, Sewer System Improvement Revenue Bonds, 2005 Series B (The Metropolitan Sewer District of Greater Cincinnati),		
5.0%, 12–1–30	150	**159,154**

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oklahoma – 1.47%		
Tulsa Public Facilities Authority (Oklahoma), Assembly Center Lease Payment Revenue Bonds, Refunding Series 1985, 6.6%, 7–1–14	$335	$ 376,292
Pennsylvania – 3.42%		
The School District of Philadelphia, Pennsylvania, General Obligation Bonds, Series A of 2002, Prerefunded 2–1–12, 5.5%, 2–1–18	500	545,890
Schuylkill County Industrial Development Authority, Variable Rate Demand Revenue Bonds (Pine Grove Landfill, Inc. Project), 1995 Series, 5.1%, 10–1–19	320	327,200
		873,090
Puerto Rico – 1.04%		
Government Development Bank for Puerto Rico, Senior Notes, 2006 Series B, 5.0%, 12–1–08	200	204,668
Commonwealth of Puerto Rico, Public Improvement Refunding Bonds (General Obligation Bonds), Series 2003 C, 5.0%, 7–1–18	60	61,178
		265,846
Rhode Island – 2.38%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999, 5.4%, 10–1–09	595	608,096
South Carolina – 2.04%		
South Carolina Public Service Authority, Santee Cooper, Revenue Obligations, 2002 Refunding Series D, 5.0%, 1–1–10	500	521,835
Texas – 2.71%		
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds:		
7.25%, 11–15–19	235	263,874
7.5%, 11–15–29	140	158,224

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001,		
5.5%, 8–15–19	$250	$ 271,125
		693,223
Virginia – 2.91%		
City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001,		
5.5%, 12–1–17	500	539,935
Fairfax County Economic Development Authority (Virginia), Retirement Community Refunding Revenue Bonds (Greenspring Village, Inc. Facility), Series 2006A,		
4.875%, 10–1–36	200	202,606
		742,541
Washington – 2.98%		
Energy Northwest:		
Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A,		
5.75%, 7–1–16	500	550,920
Energy Northwest, Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A:		
5.25%, 7–1–10	185	195,785
5.25%, 7–1–10	15	15,891
		762,596
Wyoming – 3.27%		
Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT),		
6.2%, 6–1–24	500	528,110
Housing Authority of the City of Cheyenne, Housing Revenue Bonds (Foxcrest II Project), Series 2004,		
5.75%, 6–1–34	300	306,906
		835,016
TOTAL MUNICIPAL BONDS – 97.97%		**$25,045,477**
(Cost: $24,254,429)		

See Notes to Schedule of Investments on page 151.

The Investments of Ivy Municipal Bond Fund

September 30, 2006

SHORT-TERM SECURITY – 3.86%	Principal Amount in Thousands	Value
Aluminum		
Alcoa Incorporated,		
5.4%, 10–2–06	$988	$ 987,852
(Cost: $987,852)		
TOTAL INVESTMENT SECURITIES – 101.83%		$26,033,329
(Cost: $25,242,281)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.83%)		(468,712)
NET ASSETS – 100.00%		$25,564,617

Notes to Schedule of Investments

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY MUNICIPAL BOND FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $25,242) (Notes 1 and 3)	$26,033
Receivables:	
Interest.	340
Investment securities sold	201
Fund shares sold	1
Prepaid and other assets	25
Total assets	26,600

LIABILITIES

Payable for investment securities purchased	852
Due to custodian	90
Payable to Fund shareholders	66
Dividends payable.	7
Accrued shareholder servicing (Note 2).	6
Accrued accounting services fee (Note 2)	2
Accrued distribution and service fees (Note 2)	1
Accrued management fee (Note 2)	1
Other	10
Total liabilities	1,035
Total net assets	$25,565

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 23
Additional paid-in capital	25,309
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	10
Accumulated undistributed net realized loss on	
investment transactions	(568)
Net unrealized appreciation in value of investments.	791
Net assets applicable to outstanding units of capital.	$25,565
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.15
Class B	$11.15
Class C	$11.15
Class Y	$11.15
Capital shares outstanding:	
Class A	681
Class B	131
Class C	1,477
Class Y	4
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

IVY MUNICIPAL BOND FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$573
Expenses (Note 2):	
Accounting services fee	8
Audit fees	11
Custodian fees	1
Distribution fee:	
Class A	—*
Class B	6
Class C	59
Investment management fee	63
Registration fees	23
Service fee:	
Class A	8
Class B	2
Class C	20
Class Y	—*
Shareholder servicing:	
Class A	6
Class B	1
Class C	17
Class Y	—*
Other	2
Total	227
Less voluntary waiver of investment management fee (Note 2)	(52)
Total expenses	175
Net investment income	398

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	1
Unrealized appreciation in value of investments during the period	237
Net gain on investments	238
Net increase in net assets resulting from operations	$636

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY MUNICIPAL BOND FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 398	$ 770
Realized net gain on investments	1	15
Unrealized appreciation (depreciation)	237	(207)
Net increase in net assets resulting from operations.	636	578
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(131)	(230)
Class B	(23)	(42)
Class C	(242)	(497)
Class Y	(1)	(2)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(397)	(771)
Capital share transactions (Note 5)	2,264	(1,038)
Total increase (decrease)	2,503	(1,231)
NET ASSETS		
Beginning of period.	23,062	24,293
End of period.	$25,565	$23,062
Undistributed net investment income	$ 10	$ 9

(1)See "Financial Highlights" on pages 155 - 158.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.04	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:						
Net investment income	0.21	0.42	0.38	0.37	0.42	0.47
Net realized and unrealized gain (loss) on investments. . . .	0.11	(0.09)	(0.17)	0.21	0.49	0.09
Total from investment operations	0.32	0.33	0.21	0.58	0.91	0.56
Less distributions from:						
Net investment income	(0.21)	(0.42)	(0.39)	(0.37)	(0.42)	(0.47)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.21)	(0.42)	(0.39)	(0.37)	(0.42)	(0.47)
Net asset value, end of period	$11.15	$11.04	$11.13	$11.31	$11.10	$10.61
Total return[1]	2.98%	3.00%	1.89%	5.36%	8.71%	5.38%
Net assets, end of period (in millions).	$8	$6	$5	$4	$3	$2
Ratio of expenses to average net assets including voluntary expense waiver	0.90%[2]	0.90%	1.13%	1.25%	1.15%	1.17%
Ratio of net investment income to average net assets including voluntary expense waiver	3.87%[2]	3.77%	3.42%	3.35%	3.79%	4.37%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.33%[2]	1.33%	1.39%	1.25%[3]	1.15%[3]	1.17%[3]
Ratio of net investment income to average net assets excluding voluntary expense waiver	3.44%[2]	3.34%	3.16%	3.35%[3]	3.79%[3]	4.37%[3]
Portfolio turnover rate	4%	20%	17%	11%	40%	36%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.04	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:						
Net investment income	0.17	0.34	0.30	0.28	0.33	0.32
Net realized and unrealized gain (loss) on investments. . . .	0.11	(0.09)	(0.18)	0.21	0.49	0.09
Total from investment operations	0.28	0.25	0.12	0.49	0.82	0.41
Less distributions from:						
Net investment income	(0.17)	(0.34)	(0.30)	(0.28)	(0.33)	(0.32)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.17)	(0.34)	(0.30)	(0.28)	(0.33)	(0.32)
Net asset value, end of period.	$11.15	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.58%	2.20%	1.09%	4.50%	7.81%	3.97%
Net assets, end of period (in thousands)	$1,465	$1,334	$1,025	$863	$532	$120
Ratio of expenses to average net assets including voluntary expense waiver	1.67%[1]	1.70%	1.90%	2.06%	1.96%	2.44%
Ratio of net investment income to average net assets including voluntary expense waiver . . .	3.10%[1]	2.96%	2.65%	2.54%	2.98%	3.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.10%[1]	2.13%	2.16%	2.06%[2]	1.96%[2]	2.44%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver	2.67%[1]	2.53%	2.39%	2.54%[2]	2.98%[2]	3.09%[2]
Portfolio turnover rate.	4%	20%	17%	11%	40%	36%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.04	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:						
Net investment income	0.17	0.34	0.29	0.28	0.32	0.37
Net realized and unrealized gain (loss) on investments. . . .	0.11	(0.09)	(0.17)	0.21	0.49	0.09
Total from investment operations	0.28	0.25	0.12	0.49	0.81	0.46
Less distributions from:						
Net investment income	(0.17)	(0.34)	(0.30)	(0.28)	(0.32)	(0.37)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.17)	(0.34)	(0.30)	(0.28)	(0.32)	(0.37)
Net asset value, end of period	$11.15	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.58%	2.19%	1.04%	4.45%	7.75%	4.40%
Net assets, end of period (in millions).	$16	$16	$18	$20	$25	$24
Ratio of expenses to average net assets including voluntary expense waiver	1.68%[1]	1.69%	1.93%	2.10%	2.03%	2.13%
Ratio of net investment income to average net assets including voluntary expense waiver . . .	3.09%[1]	2.97%	2.62%	2.50%	2.95%	3.44%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.11%[1]	2.12%	2.19%	2.10%[2]	2.03%[2]	2.13%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver . . .	2.66%[1]	2.54%	2.36%	2.50%[2]	2.95%[2]	3.44%[2]
Portfolio turnover rate.	4%	20%	17%	11%	40%	36%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

IVY MUNICIPAL BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.04	$11.13	$11.31	$11.10	$10.61	$10.52
Income (loss) from investment operations:						
Net investment income	0.20	0.42	0.37	0.35	0.40	0.44
Net realized and unrealized gain (loss) on investments. . . .	0.11	(0.09)	(0.18)	0.21	0.49	0.09
Total from investment operations	0.31	0.33	0.19	0.56	0.89	0.53
Less distributions from:						
Net investment income	(0.20)	(0.42)	(0.37)	(0.35)	(0.40)	(0.44)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.20)	(0.42)	(0.37)	(0.35)	(0.40)	(0.44)
Net asset value, end of period	$11.15	$11.04	$11.13	$11.31	$11.10	$10.61
Total return	2.89%	2.98%	1.75%	5.13%	8.52%	5.10%
Net assets, end of period (in thousands)	$47	$46	$44	$5	$4	$2
Ratio of expenses to average net assets including voluntary expense waiver	1.08%[1]	0.92%	1.22%	1.44%	1.33%	1.44%
Ratio of net investment income to average net assets including voluntary expense waiver . . .	3.68%[1]	3.74%	3.13%	3.14%	3.64%	4.09%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.51%[1]	1.35%	1.48%	1.44%[2]	1.33%[2]	1.44%[2]
Ratio of net investment income to average net assets excluding voluntary expense waiver . . .	3.24%[1]	3.31%	2.87%	3.14%[2]	3.64%[2]	4.09%[2]
Portfolio turnover rate	4%	20%	17%	11%	40%	36%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On September 30, 2006, Ivy Science and Technology Fund had net assets totaling $338,076,010 invested in a diversified portfolio of:

82.62%	Domestic Common Stocks
13.07%	Foreign Common Stocks
4.31%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



■	Technology Stocks	$30.09
■	Health Care Stocks	$29.59
■	Business Equipment and Services Stocks	$19.21
■	Consumer Durables Stocks	$ 5.73
■	Cash and Cash Equivalents.	$ 4.31
□	Energy Stocks	$ 3.83
■	Miscellaneous Stocks	$ 3.71
□	Consumer Nondurables Stocks	$ 3.53

The Investments of Ivy Science and Technology Fund

September 30, 2006

COMMON STOCKS	Shares	Value
Business Equipment and Services – 10.28%		
CheckFree Corporation*	294,400	$ 12,166,080
Cogent, Inc.*.	152,600	2,094,435
Euronet Worldwide, Inc.*	269,800	6,620,892
Global Cash Access, Inc.*	210,600	3,177,954
Headwaters Incorporated*	80,600	1,882,010
Telvent GIT, S.A.*	157,200	2,108,838
VeriFone Holdings, Inc.*.	234,600	6,697,830
		34,748,039
Chemicals – Specialty – 0.27%		
VeraSun Energy Corporation*	57,200	**918,060**
Communications Equipment – 1.96%		
Comtech Telecommunications Corp.*	61,700	2,065,099
Juniper Networks, Inc.*	264,100	4,567,609
		6,632,708
Computers – Peripherals – 10.07%		
Aspen Technology, Inc.*.	646,900	7,054,445
Lawson Software, Inc.*.	481,300	3,484,612
Red Hat, Inc.*.	137,300	2,895,657
Symbol Technologies, Inc.	1,119,360	16,633,690
Synaptics Incorporated*.	163,800	3,989,349
		34,057,753
Consumer Electronics – 5.73%		
Research In Motion Limited*	188,750	**19,379,906**
Defense – 2.12%		
ESCO Technologies Inc.*.	155,500	**7,159,220**
Electrical Equipment – 0.45%		
Power-One, Inc.*	208,100	**1,508,725**
Electronic Components – 15.36%		
Advanced Micro Devices, Inc.*	298,400	7,415,240
Broadcom Corporation, Class A*.	80,700	2,448,034
Cypress Semiconductor Corporation*	426,100	7,571,797
MediaTek Incorporation (A)	330,000	3,130,750
Microchip Technology Incorporated	72,800	2,359,812
Micron Technology, Inc.*.	195,900	3,408,660
Qimonda AG*.	101,900	1,732,300
Saifun Semiconductors Ltd.*	112,200	3,243,702
Samsung Electronics Co., Ltd. (A)	15,600	10,946,790

See Notes to Schedule of Investments on page 162.

The Investments of Ivy Science and Technology Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Components (Continued)		
SanDisk Corporation*	50,800	$ 2,717,292
Volterra Semiconductor Corporation*	245,000	3,980,025
Xilinx, Inc.	134,900	2,961,730
		51,916,132
Electronic Instruments – 0.58%		
SiRF Technology Holdings, Inc.*	81,800	1,961,155
Food and Related – 3.53%		
Archer Daniels Midland Company	315,200	11,939,776
Health Care – Drugs – 5.61%		
Affymetrix, Inc.*	199,500	4,297,230
Genzyme Corporation*	149,600	10,099,496
Nuvelo, Inc.*	60,000	1,093,800
Schering-Plough Corporation	157,200	3,472,548
		18,963,074
Health Care – General – 3.27%		
Advanced Medical Optics, Inc.*	173,800	6,873,790
Radiation Therapy Services, Inc.*	46,100	1,347,273
SonoSite, Inc.*	58,700	1,665,613
Volcano Corporation*	100,280	1,154,724
		11,041,400
Hospital Supply and Management – 20.71%		
Cerner Corporation*	474,900	21,553,336
HealthSouth Corporation*	841,700	4,170,624
Triad Hospitals, Inc.*	456,600	20,104,098
UnitedHealth Group Incorporated	62,300	3,065,160
WellCare Health Plans, Inc.*	233,000	13,194,790
WellPoint, Inc.*	102,800	7,920,740
		70,008,748
Multiple Industry – 1.92%		
Himax Technologies, Inc., ADR*	635,400	3,631,311
Home Diagnostics, Inc.*	106,800	1,391,604
Nextest Systems Corporation*	50,735	667,419
Technology Investment Capital Corp.	54,753	801,857
		6,492,191
Petroleum – International – 3.83%		
Noble Energy, Inc.	284,000	12,947,560
Timesharing and Software – 8.93%		
Alliance Data Systems Corporation*	421,400	23,257,066
Google Inc., Class A*	9,000	3,616,785
Yahoo! Inc.*	131,800	3,335,199
		30,209,050

See Notes to Schedule of Investments on page 162.

The Investments of Ivy Science and Technology Fund

September 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 0.07%		
Plug Power Inc.*	60,561	**$ 247,694**
Utilities – Telephone – 1.00%		
ALLTEL Corporation	60,700	**3,368,850**
TOTAL COMMON STOCKS – 95.69%		**$323,500,041**
(Cost: $270,703,157)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aircraft – 0.59%		
United Technologies Corporation, 5.32%, 10–6–06	$2,000	**1,998,522**
Household – General Products – 1.85%		
Fortune Brands Inc., 5.46%, 10–2–06	6,245	**6,244,053**
TOTAL SHORT-TERM SECURITIES – 2.44%		**$ 8,242,575**
(Cost: $8,242,575)		
TOTAL INVESTMENT SECURITIES – 98.13%		**$331,742,616**
(Cost: $278,945,732)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.87%		**6,333,394**
NET ASSETS – 100.00%		**$338,076,010**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SCIENCE AND TECHNOLOGY FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $278,946) (Notes 1 and 3)	$331,743
Cash	324
Receivables:	
Investment securities sold	6,112
Fund shares sold	1,017
Dividends and interest	79
Prepaid and other assets	42
Total assets	339,317

LIABILITIES

Payable to Fund shareholders	606
Payable for investment securities purchased	405
Accrued shareholder servicing (Note 2)	105
Accrued management fee (Note 2)	16
Accrued accounting services fee (Note 2)	9
Accrued distribution fee (Note 2)	5
Accrued service fee (Note 2)	4
Other	91
Total liabilities	1,241
Total net assets	$338,076

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 128
Additional paid-in capital	283,662
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(2,100)
Accumulated undistributed net realized gain on	
investment transactions	3,589
Net unrealized appreciation in value of investments	52,797
Net assets applicable to outstanding units of capital	$338,076
Net asset value per share (net assets divided by shares outstanding):	
Class A	$26.76
Class B	$24.99
Class C	$25.42
Class Y	$27.60
Class R	$26.72
Capital shares outstanding:	
Class A	5,848
Class B	675
Class C	4,110
Class Y	2,179
Class R	4
Capital shares authorized	350,000

See Notes to Financial Statements.

Statement of Operations

IVY SCIENCE AND TECHNOLOGY FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization	$ 518
Dividends (net of foreign withholding taxes of $40)	411
Total income	929
Expenses (Note 2):	
Accounting services fee	53
Audit fees	13
Custodian fees	27
Distribution fee:	
Class A	41
Class B	62
Class C	393
Class Y	1
Class R	—*
Investment management fee	1,404
Legal fees	2
Service fee:	
Class A	151
Class B	21
Class C	131
Class Y	69
Class R	—*
Shareholder servicing:	
Class A	210
Class B	46
Class C	201
Class Y	47
Class R	—*
Other	121
Total expenses	2,993
Net investment loss	(2,064)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	5,319
Realized net loss on foreign currency transactions	(5)
Realized net gain on investments	5,314
Unrealized depreciation in value of investments during the period	(9,540)
Net loss on investments	(4,226)
Net decrease in net assets resulting from operations	$(6,290)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SCIENCE AND TECHNOLOGY FUND

(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (2,064)	$ (3,716)
Realized net gain on investments	5,314	27,608
Unrealized appreciation (depreciation)	(9,540)	36,840
Net increase (decrease) in net assets resulting from operations	(6,290)	60,732
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
	(—)	(—)
Capital share transactions (Note 5)	(8,108)	103,881
Total increase (decrease)	(14,398)	164,613
NET ASSETS		
Beginning of period	352,474	187,861
End of period	$338,076	$352,474
Undistributed net investment loss	$ (2,100)	$ (31)

(1)See "Financial Highlights" on pages 166 - 170.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$27.08	$21.34	$19.55	$14.17	$18.19	$17.93
Income (loss) from investment operations:						
Net investment loss. . . .	(0.12)	(0.30)	(0.28)	(0.19)	(0.32)	(0.45)
Net realized and unrealized gain (loss) on investments	(0.20)	6.04	2.07	5.57	(3.70)	0.73
Total from investment operations	(0.32)	5.74	1.79	5.38	(4.02)	0.28
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period.	$26.76	$27.08	$21.34	$19.55	$14.17	$18.19
Total return[1]	−1.18%	26.90%	9.16%	37.97%	−22.10%	1.56%
Net assets, end of period (in millions).	$156	$164	$55	$36	$14	$12
Ratio of expenses to average net assets	1.51%[2]	1.51%	1.70%	1.80%	1.79%	1.75%
Ratio of net investment loss to average net assets	−0.95%[2]	−1.02%	−1.09%	−1.35%	−0.92%	−0.76%
Portfolio turnover rate.	37%	112%	106%	114%	74%	91%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$25.42	$20.24	$18.77	$13.77	$17.88	$17.80
Income (loss) from investment operations:						
Net investment loss. . . .	(0.26)	(0.40)	(0.42)	(0.39)	(0.34)	(0.38)
Net realized and unrealized gain (loss) on investments	(0.17)	5.58	1.89	5.39	(3.77)	0.48
Total from investment operations	(0.43)	5.18	1.47	5.00	(4.11)	0.10
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$24.99	$25.42	$20.24	$18.77	$13.77	$17.88
Total return	−1.69%	25.59%	7.83%	36.31%	−22.99%	0.56%
Net assets, end of period (in millions)	$17	$18	$12	$11	$4	$4
Ratio of expenses to average net assets	2.56%[1]	2.58%	2.90%	3.06%	3.00%	2.75%
Ratio of net investment loss to average net assets	−2.00%[1]	−2.10%	−2.31%	−2.60%	−2.12%	−1.73%
Portfolio turnover rate	37%	112%	106%	114%	74%	91%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$25.84	$20.53	$18.98	$13.88	$17.97	$17.83
Income (loss) from investment operations:						
Net investment loss. . . .	(0.25)	(0.43)	(0.42)	(0.38)	(0.25)	(0.24)
Net realized and unrealized gain (loss) on investments	(0.17)	5.74	1.97	5.48	(3.84)	0.40
Total from investment operations	(0.42)	5.31	1.55	5.10	(4.09)	0.16
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$25.42	$25.84	$20.53	$18.98	$13.88	$17.97
Total return	−1.63%	25.86%	8.17%	36.74%	−22.76%	0.89%
Net assets, end of period (in millions)	$105	$113	$88	$89	$70	$112
Ratio of expenses to average net assets	2.37%[1]	2.38%	2.58%	2.66%	2.67%	2.45%
Ratio of net investment loss to average net assets	−1.81%[1]	−1.90%	−2.00%	−2.15%	−1.77%	−1.40%
Portfolio turnover rate	37%	112%	106%	114%	74%	91%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$27.92	$21.96	$20.07	$14.51	$18.54	$18.21
Income (loss) from investment operations:						
Net investment loss. . . .	(0.12)	(0.27)	(0.18)[1]	(0.15)	(0.26)	(0.51)
Net realized and unrealized gain (loss) on investments	(0.20)	6.23	2.07[1]	5.71	(3.77)	0.86
Total from investment operations	(0.32)	5.96	1.89	5.56	(4.03)	0.35
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Net asset value, end of period	$27.60	$27.92	$21.96	$20.07	$14.51	$18.54
Total return	−1.15%	27.14%	9.42%	38.32%	−21.74%	1.92%
Net assets, end of period (in millions)	$60	$57	$33	$9	$3	$3
Ratio of expenses to average net assets	1.38%[2]	1.37%	1.45%	1.45%	1.41%	1.39%
Ratio of net investment income (loss) to average net assets	0.83%[2]	−0.88%	−0.87%	−1.03%	−0.53%	−0.43%
Portfolio turnover rate	37%	112%	106%	114%	74%	91%

(1) Based on average weekly shares outstanding.
(2) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SCIENCE AND TECHNOLOGY FUND
Class R Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$27.07	$25.77
Income (loss) from investment operations:		
Net investment loss.	(0.15)	(0.09)
Net realized and unrealized gain (loss)		
on investments.	(0.20)	1.39
Total from investment operations	(0.35)	1.30
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$26.72	$27.07
Total return	−1.29%	5.05%
Net assets, end of period (in thousands)	$104	$105
Ratio of expenses to average net assets.	1.68%[2]	1.68%[2]
Ratio of net investment loss to average net assets	−1.13%[2]	−1.29%[2]
Portfolio turnover rate.	37%	112%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

Portfolio Highlights

On September 30, 2006, Ivy Small Cap Growth Fund had net assets totaling $539,710,296 invested in a diversified portfolio of:

93.47%	Common Stocks and Warrant
6.53%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



■	Business Equipment and Services Stocks	$21.31
■	Technology Stocks	$19.76
■	Health Care Stocks	$16.42
■	Cash and Cash Equivalents	$ 6.53
■	Energy Stocks	$ 6.18
■	Consumer Services Stocks	$ 6.08
□	Capital Goods Stocks	$ 5.65
■	Financial Services Stocks	$ 4.21
■	Transportation Stocks	$ 4.01
■	Consumer Nondurables Stocks	$ 3.13
■	Retail Stocks	$ 3.07
■	Consumer Durables Stocks	$ 2.45
□	Raw Materials Stocks	$ 1.20

The Investments of Ivy Small Cap Growth Fund

September 30, 2006

COMMON STOCKS AND WARRANT	Shares	Value
Air Transportation – 2.25%		
UTi Worldwide Inc.	434,400	$ 12,156,684
Apparel – 1.62%		
Volcom, Inc.*	387,500	8,732,313
Business Equipment and Services – 13.20%		
American Reprographics Company*	217,600	6,976,256
CheckFree Corporation*	313,244	12,944,808
Resources Connection, Inc.*	401,702	10,755,571
Strayer Education, Inc.	80,700	8,728,108
Tetra Tech, Inc.*	693,300	12,070,353
VeriFone Holdings, Inc.*.	331,800	9,472,890
West Corporation*	213,300	10,294,925
		71,242,911
Capital Equipment – 2.67%		
Cameron International Corporation*	180,800	8,734,448
Suntech Power Holdings Co., Ltd., ADR*	219,000	5,656,770
		14,391,218
Chemicals – Specialty – 1.20%		
Brady Corporation, Class A	184,100	6,472,956
Coal – 0.91%		
Evergreen Energy Inc.*	465,400	4,891,354
Communications Equipment – 3.13%		
ADTRAN, Inc.	341,050	8,128,927
General Cable Corporation*.	229,500	8,769,195
		16,898,122
Computers – Micro – 1.02%		
Sonic Solutions*	363,100	5,530,013
Computers – Peripherals – 7.97%		
Allscripts Healthcare Solutions, Inc.*	462,000	10,374,210
Avid Technology, Inc.*.	295,200	10,752,660
Cognex Corporation	222,050	5,606,762
MICROS Systems, Inc.*.	203,500	9,959,290
Red Hat, Inc.*.	299,600	6,318,564
		43,011,486
Defense – 2.41%		
DRS Technologies, Inc.	298,100	13,018,027
Electrical Equipment – 1.07%		
Microsemi Corporation*	305,100	5,749,609

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Small Cap Growth Fund

September 30, 2006

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Electronic Instruments – 5.23%		
APW Ltd., Warrants (A)(B)*	19	$ 0**
Energy Conversion Devices, Inc.*	219,500	8,125,890
FLIR Systems, Inc.*	399,200	10,834,288
Trimble Navigation Limited*	197,600	9,297,080
		28,257,258
Farm Machinery – 1.91%		
AGCO Corporation*	406,800	**10,312,380**
Finance Companies – 3.30%		
Financial Federal Corporation	336,975	9,030,930
Portfolio Recovery Associates, Inc.*	200,800	8,801,064
		17,831,994
Food and Related – 1.51%		
United Natural Foods, Inc.*	262,400	**8,129,152**
Health Care – Drugs – 1.55%		
Martek Biosciences Corporation*	389,722	**8,380,972**
Health Care – General – 7.47%		
American Medical Systems Holdings, Inc.*	510,900	9,405,669
FoxHollow Technologies, Inc.*	223,400	7,636,929
Hologic, Inc.*	243,500	10,594,685
IntraLase Corp.*	298,700	5,882,896
Kyphon Inc.*	181,700	6,798,306
		40,318,485
Hospital Supply and Management – 7.40%		
Cerner Corporation*	308,100	13,983,118
Cytyc Corporation*	218,900	5,355,389
Emageon Inc.*	586,700	9,134,919
PSS World Medical, Inc.*	574,100	11,456,166
		39,929,592
Hotels and Gaming – 4.32%		
Scientific Games Corporation, Class A*	461,100	14,672,202
Shuffle Master, Inc.*	320,000	8,638,400
		23,310,602
Motor Vehicle Parts – 2.45%		
LKQ Corporation*	601,600	**13,208,128**
Petroleum – International – 1.64%		
Newfield Exploration Company*	229,900	**8,860,346**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Small Cap Growth Fund

September 30, 2006

COMMON STOCKS AND WARRANT (Continued)	Shares	Value
Petroleum – Services – 4.54%		
Atwood Oceanics, Inc.*	162,400	$ 7,303,128
Dril-Quip, Inc.*	130,400	8,825,472
Hydril Company*	149,000	8,349,960
		24,478,560
Publishing – 1.76%		
Getty Images, Inc.*.	191,000	**9,488,880**
Railroad – 1.76%		
Westinghouse Air Brake Technologies Corporation	351,300	**9,530,769**
Restaurants – 2.34%		
P.F. Chang's China Bistro, Inc.*	188,400	6,537,480
Panera Bread Company, Class A*.	104,800	6,108,792
		12,646,272
Retail – Specialty Stores – 0.73%		
Urban Outfitters, Inc.*.	222,600	**3,941,133**
Timesharing and Software – 8.11%		
Blackboard Inc.*.	348,700	9,231,832
CoStar Group, Inc.*	162,800	6,725,268
Digitas Inc.*	884,800	8,507,352
FactSet Research Systems, Inc.	249,425	12,114,572
Per-Se Technologies, Inc.*.	315,400	7,192,697
		43,771,721
TOTAL COMMON STOCKS AND WARRANT – 93.47%		**$504,490,937**
(Cost: $460,474,048)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Finance Companies – 2.49%		
Ciesco, LLC,		
5.31%, 10–19–06	$3,500	3,490,708
Preferred Receivables Funding Corp.,		
5.26%, 10–20–06	10,000	9,972,239
		13,462,947
Forest and Paper Products – 0.64%		
Sonoco Products Co.,		
5.4%, 10–2–06	3,453	**3,452,482**

See Notes to Schedule of Investments on page 175.

The Investments of Ivy Small Cap Growth Fund

September 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – General Products – 0.13%		
Fortune Brands Inc.,		
5.46%, 10–2–06	$ 695	$ 694,895
Insurance – Life – 0.92%		
American General Finance Corporation,		
5.25%, 10–11–06	5,000	4,992,708
Publishing – 0.56%		
Gannett Co., Inc.,		
5.26%, 10–3–06	3,000	2,999,123
Utilities – Gas and Pipeline – 0.93%		
Michigan Consolidated Gas Co.,		
5.3%, 10–2–06	5,000	4,999,264
TOTAL SHORT-TERM SECURITIES – 5.67%		$ 30,601,419
(Cost: $30,601,419)		
TOTAL INVESTMENT SECURITIES – 99.14%		$535,092,356
(Cost: $491,075,467)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.86%		$ 4,617,940
NET ASSETS – 100.00%		$539,710,296

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

 *No dividends were paid during the preceding 12 months.

 **Not shown due to rounding.

(A) Security valued in good faith by management's valuation committee subject to the supervision of the Board of Directors.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of this security amounted to 0.00% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

IVY SMALL CAP GROWTH FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $491,075) (Notes 1 and 3)	$535,092
Cash	3,453
Receivables:	
Investment securities sold.	6,505
Fund shares sold.	274
Prepaid and other assets	45
Total assets	545,369

LIABILITIES

Payable for investment securities purchased	3,660
Payable to Fund shareholders	1,641
Accrued shareholder servicing (Note 2).	155
Accrued management fee (Note 2)	25
Accrued accounting services fee (Note 2)	12
Accrued distribution fee (Note 2)	12
Accrued service fee (Note 2)	8
Other	146
Total liabilities	5,659
Total net assets.	$539,710

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 407
Additional paid-in capital	440,825
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(3,272)
Accumulated undistributed net realized gain on	
investment transactions	57,733
Net unrealized appreciation in value of investments.	44,017
Net assets applicable to outstanding units of capital.	$539,710
Net asset value per share (net assets divided by shares outstanding):	
Class A	$13.31
Class B	$12.46
Class C	$12.67
Class Y	$14.47
Class R	$13.30
Capital shares outstanding:	
Class A	7,947
Class B	1,255
Class C	20,852
Class Y	10,642
Class R	8
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

IVY SMALL CAP GROWTH FUND
For the Six Months Ended September 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Interest and amortization	$ 1,821
Dividends	446
Total income	2,267

Expenses (Note 2):

Accounting services fee	82
Audit fees	17
Custodian fees	16
Distribution fee:	
Class A	7
Class B	64
Class C	1,092
Class Y	3
Class R	—*
Investment management fee	2,539
Service fee:	
Class A	152
Class B	21
Class C	364
Class Y	199
Class R	—*
Shareholder servicing:	
Class A	191
Class B	44
Class C	386
Class Y	126
Class R	—*
Other	141
Total expenses	5,444
Net investment loss	(3,177)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	18,952
Unrealized depreciation in value of investments during the period	(86,441)
Net loss on investments	(67,489)
Net decrease in net assets resulting from operations	$(70,666)

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

IVY SMALL CAP GROWTH FUND
(In Thousands)

	For the six months ended September 30, 2006	For the fiscal year ended March 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (3,177)	$ (7,465)
Realized net gain on investments	18,952	106,316
Unrealized appreciation (depreciation)	(86,441)	26,893
Net increase (decrease) in net assets resulting from operations	(70,666)	125,744
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Class R	(—)	(—)
Realized gains on investment transactions:		
Class A	(—)	(3,879)
Class B	(—)	(605)
Class C	(—)	(10,826)
Class Y	(—)	(4,635)
Class R	(—)	(—)
	(—)	(19,945)
Capital share transactions (Note 5)	(51,025)	45,997
Total increase (decrease)	(121,691)	151,796
NET ASSETS		
Beginning of period.	661,401	509,605
End of period.	$539,710	$661,401
Undistributed net investment loss	$ (3,272)	$ (95)

(1)See "Financial Highlights" on pages 179 - 183.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$14.87	$12.32	$11.36	$ 8.25	$10.59	$ 9.43
Income (loss) from investment operations:						
Net investment loss.	(0.05)[1]	(0.21)	(0.08)	(0.08)	(0.23)	(0.59)
Net realized and unrealized gain (loss) on investments.	(1.51)[1]	3.22	1.04	3.19	(2.11)	1.75
Total from investment operations	(1.56)	3.01	0.96	3.11	(2.34)	1.16
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$13.31	$14.87	$12.32	$11.36	$ 8.25	$10.59
Total return[2]	−10.49%	24.70%	8.45%	37.70%	−22.10%	12.30%
Net assets, end of period (in millions)	$106	$141	$72	$92	$20	$16
Ratio of expenses to average net assets	1.49%[3]	1.50%	1.54%	1.48%	1.54%	1.39%
Ratio of net investment loss to average net assets	−0.73%[3]	−0.90%	−1.14%	−1.21%	−1.22%	−0.93%
Portfolio turnover rate	51%	87%	83%	91%	31%	29%

(1)Based on average weekly shares outstanding.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND

Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$13.99	$11.73	$10.91	$ 8.01	$10.40	$ 9.36
Income (loss) from investment operations:						
Net investment loss.	(0.13)	(0.23)	(0.23)	(0.20)	(0.21)	(0.26)
Net realized and unrealized gain (loss) on investments. . . .	(1.40)	2.95	1.05	3.10	(2.18)	1.30
Total from investment operations	(1.53)	2.72	0.82	2.90	(2.39)	1.04
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$12.46	$13.99	$11.73	$10.91	$ 8.01	$10.40
Total return	−10.94%	23.46%	7.52%	36.21%	−22.98%	11.11%
Net assets, end of period (in millions)	$16	$19	$15	$13	$7	$8
Ratio of expenses to average net assets	2.46%[1]	2.45%	2.52%	2.57%	2.64%	2.43%
Ratio of net investment loss to average net assets	−1.71%[1]	−1.86%	−2.11%	−2.29%	−2.31%	−1.94%
Portfolio turnover rate.	51%	87%	83%	91%	31%	29%

(1)Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	2006	2005	2004	2003	2002
		For the fiscal year ended March 31,				
Net asset value, beginning of period	$14.20	$11.87	$11.02	$ 8.07	$10.44	$ 9.38
Income (loss) from investment operations:						
Net investment loss.	(0.13)	(0.25)	(0.24)	(0.21)	(0.16)	(0.16)
Net realized and unrealized gain (loss) on investments. . . .	(1.40)	3.04	1.09	3.16	(2.21)	1.22
Total from investment operations	(1.53)	2.79	0.85	2.95	(2.37)	1.06
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period	$12.67	$14.20	$11.87	$11.02	$ 8.07	$10.44
Total return	−10.77%	23.78%	7.71%	36.56%	−22.70%	11.30%
Net assets, end of period (in millions)	$264	$328	$308	$334	$273	$435
Ratio of expenses to average net assets	2.20%[1]	2.20%	2.26%	2.31%	2.31%	2.20%
Ratio of net investment loss to average net assets	−1.44%[1]	−1.62%	−1.85%	−2.03%	−1.98%	−1.70%
Portfolio turnover rate.	51%	87%	83%	91%	31%	29%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

IVY SMALL CAP GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 9-30-06	For the fiscal year ended March 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$16.15	$13.33	$12.26	$ 8.89	$11.39	$10.14
Income (loss) from investment operations:						
Net investment loss.	(0.04)	(0.16)	(0.09)	(0.10)	(0.11)	(0.34)
Net realized and unrealized gain (loss) on investments. . . .	(1.64)	3.44	1.16	3.47	(2.39)	1.59
Total from investment operations	(1.68)	3.28	1.07	3.37	(2.50)	1.25
Less distributions from:						
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.00)	(0.46)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$14.47	$16.15	$13.33	$12.26	$ 8.89	$11.39
Total return	−10.40%	24.86%	8.73%	37.91%	−21.95%	12.33%
Net assets, end of period (in millions)	$154	$173	$115	$124	$42	$48
Ratio of expenses to average net assets	1.33%[1]	1.33%	1.36%	1.35%	1.33%	1.31%
Ratio of net investment loss to average net assets	−0.57%[1]	−0.74%	−0.95%	−1.09%	−1.00%	−0.83%
Portfolio turnover rate.	51%	87%	83%	91%	31%	29%

(1) Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the six months ended 9-30-06	For the period from 12-29-05[1] to 3-31-06
Net asset value, beginning of period	$14.87	$13.78
Income (loss) from investment operations:		
Net investment loss.	(0.06)	(0.04)
Net realized and unrealized gain (loss)		
on investments.	(1.51)	1.13
Total from investment operations	(1.57)	1.09
Less distributions from:		
Net investment income	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)
Total distributions	(0.00)	(0.00)
Net asset value, end of period	$13.30	$14.87
Total return	−10.56%	7.91%
Net assets, end of period (in thousands)	$100	$108
Ratio of expenses to average net assets	1.64%[2]	1.67%[2]
Ratio of net investment loss to average net assets	−0.88%[2]	−0.99%[2]
Portfolio turnover rate	51%	87%[3]

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2006.

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2006

NOTE 1 – Significant Accounting Policies

Ivy Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues 12 series of capital shares; each series represents ownership of a separate mutual fund (Fund). The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

G. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

H. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and its potential impact on each Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company (IICO), a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments, for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company, an affiliated entity. The fee is payable by each Fund at the following annual rates:

Fund	Net Assets Breakpoints	Annual Rate
Ivy Asset Strategy Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Capital Appreciation Fund	Up to $1 Billion	.650%
	Over $1 Billion up to $2 Billion	.600%
	Over $2 Billion up to $3 Billion	.550%
	Over $3 Billion	.500%
Ivy Core Equity Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Energy Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy High Income Fund	Up to $500 Million	.625%
	Over $500 Million up to $1 Billion	.600%
	Over $1 Billion up to $1.5 Billion	.550%
	Over $1.5 Billion	.500%
Ivy Large Cap Growth Fund	Up to $1 Billion	.700%
	Over $1 Billion up to $2 Billion	.650%
	Over $2 Billion up to $3 Billion	.600%
	Over $3 Billion	.550%
Ivy Limited-Term Bond Fund	Up to $500 Million	.500%
	Over $500 Million up to $1 Billion	.450%
	Over $1 Billion up to $1.5 Billion	.400%
	Over $1.5 Billion	.350%
Ivy Mid Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

Fund (Continued)	Net Assets Breakpoints	Annual Rate
Ivy Money Market Fund	All levels	.400%
Ivy Municipal Bond Fund	Up to $500 Million	.525%
	Over $500 Million up to $1 Billion	.500%
	Over $1 Billion up to $1.5 Billion	.450%
	Over $1.5 Billion	.400%
Ivy Science and Technology Fund	Up to $1Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%
Ivy Small Cap Growth Fund	Up to $1 Billion	.850%
	Over $1 Billion up to $2 Billion	.830%
	Over $2 Billion up to $3 Billion	.800%
	Over $3 Billion	.760%

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the six-month period ended September 30, 2006, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Energy Fund $17
Ivy Municipal Bond Fund 52

For the period from July 1, 2005 through July 31, 2006, IICO also voluntarily agreed to waive sufficient managmeent fees for Ivy Capital Appreciation Fund to insure that the Class A expense ratio for that Fund did not exceed 1.35%. For the six months ended September 30, 2006, IICO voluntarily waived $23 (in thousands) of its fee.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until Fund net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy Energy Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective September 1, 2006, the monthly charge for broker-serviced accounts became $0.50. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.20 of 1% of the average daily net assets of the class for the preceding month. Effective September 1, 2006, the Shareholder Servicing Agreement with respect to Class A, Class B and Class C shares has been revised so that each Fund pays WRSCO an annual fee (payable monthly) for each account of the Fund that is non-networked and is as shown above; however, WRSCO has agreed to reduce those fees if the number of total Fund accounts within the Waddell & Reed Fund Complex, which is comprised of the Ivy Family of Funds and the Waddell & Reed Advisors Funds, W&R Target Funds, Inc. and Waddell & Reed InvestEd Portfolios, Inc., reaches certain levels. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial companies who are agents of the Funds for the limited purpose of purchases and sales), WRSCO has agreed to reduce its monthly per account fees charged to the Funds to $0.50 per account, with the Funds bearing the remainder of the costs charged by the financial services companies (which historically has averaged $6.00 per year per account but could be $20.00, or higher, per account). Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, Ivy Funds Distributor, Inc. (IFDI) receives sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the six-month period ended September 30, 2006, IFDI received the following amounts in sales commissions and CDSC:

	Sales Commissions	CDSC		
		Class A	Class B	Class C
Ivy Asset Strategy Fund............	$1,683,377	$14,772	$28,485	$64,830
Ivy Capital Appreciation Fund	45,799	—	1,349	353
Ivy Core Equity Fund	72,106	211	7,707	1,752
Ivy Energy Fund..................	32,088	—	—	147
Ivy High Income Fund	157,244	—	4,076	449
Ivy Large Cap Growth Fund........	614,926	62,559	3,742	671
Ivy Limited-Term Bond Fund	42,364	—	1,436	560
Ivy Mid Cap Growth Fund	198,444	57	3,446	360
Ivy Money Market Fund	—	—	8,402	3,170
Ivy Municipal Bond Fund	9,505	—	1,902	1,530
Ivy Science and Technology Fund...	177,048	70	12,378	6,509
Ivy Small Cap Growth Fund........	202,010	127	12,350	6,545

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended September 30, 2006, the following amounts were paid:

Ivy Asset Strategy Fund	$5,958,683
Ivy Capital Appreciation Fund	48,317
Ivy Core Equity Fund	83,774
Ivy Energy Fund	53,094
Ivy High Income Fund	155,463
Ivy Large Cap Growth Fund	652,990
Ivy Limited-Term Bond Fund	44,271
Ivy Mid Cap Growth Fund	180,164
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	14,262
Ivy Science and Technology Fund	253,254
Ivy Small Cap Growth Fund	227,271

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintaining Class Y shareholder accounts. Under the Class R Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal service to Class R shareholders and/or maintaining Class R shareholder accounts.

IFDI and WRSCO have voluntarily agreed to waive sufficient expenses to Class A of Ivy Money Market Fund in order to maintain the yield at the level of that of Waddell & Reed Advisors Cash Management, Inc. Class A. As of September 30, 2006, $37 (in thousands) of expenses was reimbursed to Ivy Money Market Fund Class A. This reimbursement serves to reduce shareholder servicing fees.

Effective June 1, 2006 through July 31, 2007, IFDI and WRSCO have contractually agreed to reimburse sufficient 12b–1 and/or shareholder servicing fees to cap the expenses for Ivy Large Cap Growth.

	Prior to June 1, 2006 Expense Limitation	June 1, 2006 to July 31, 2007 Expense Limitation
Ivy Large Cap Growth, Class A	1.50%	1.15%
Ivy Large Cap Growth, Class C	2.25%	—
Ivy Large Cap Growth, Class Y	1.20%	1.06%

As of September 30, 2006, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Large Cap Growth Fund

Class A	$131
Class Y	37

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

Fund and Class	Expense Limitation (as a percentage of average net assets of each Class)
Ivy Mid Cap Growth Fund, Class A	1.65%
Ivy Mid Cap Growth Fund, Class C	2.35%
Ivy Mid Cap Growth Fund, Class Y	1.25%

As of September 30, 2006, the amount of fees (in thousands) reimbursed under this agreement is as follows:

Ivy Mid Cap Growth Fund

Class C	$3
Class Y	8

These reimbursements serve to reduce distribution and service fees.

The Corporation paid Directors' regular compensation of $64,273, which is included in other expenses.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-month period ended September 30, 2006 are summarized as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 818,235,745	$ 18,436,831	$126,713,261
Purchases of bullion	94,031,641	—	—
Purchases of U.S. government securities .	62,973,856	—	—
Purchases of short-term securities	7,440,594,186	411,790,849	888,971,928
Purchases of options	271,802	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	630,127,860	20,794,779	138,373,014
Proceeds from sales of bullion	—	—	—
Proceeds from maturities and sales of U.S. government securities	1,176,049	—	—
Proceeds from maturities and sales of short-term securities	6,952,643,913	408,079,067	885,800,335
Proceeds from options	34,964	—	—

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 4,824,608	$ 40,127,813	$126,918,589
Purchases of U.S. government securities	—	—	—
Purchases of short-term securities	76,558,869	314,118,745	601,067,674
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities ...	280,691	27,831,618	111,949,363
Proceeds from maturities and sales of U.S. government securities	—	—	—
Proceeds from maturities and sales of short-term securities	75,898,000	309,390,000	600,189,051

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Municipal Bond Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$ 252,503	$ 15,037,193	$ 3,311,512
Purchases of U.S. government securities	8,995,796	—	—
Purchases of short-term securities	243,862,868	605,364,939	80,345,677
Purchases of options	—	271,637	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	2,450,000	15,302,932	1,044,996
Proceeds from maturities and sales of U.S. government securities	2,996,654	—	—
Proceeds from maturities and sales of short-term securities	244,013,438	609,771,248	79,608,000
Proceeds from options	—	356,662	—

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Purchases of investment securities, excluding short-term and U.S. government securities	$117,757,357	$ 270,495,568
Purchases of U.S. government securities	—	—
Purchases of short-term securities	978,653,399	2,303,703,157
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities	120,593,284	295,044,066
Proceeds from maturities and sales of U.S. government securities	—	—
Proceeds from maturities and sales of short-term securities	996,008,170	2,341,568,602

For Federal income tax purposes, cost of investments owned at September 30, 2006 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Ivy Asset Strategy Fund...	$1,395,707,743	$52,147,073	$ 9,008,081	$43,138,992
Ivy Capital Appreciation Fund	44,483,493	5,736,831	626,553	5,110,278
Ivy Core Equity Fund	207,356,638	45,077,070	86,772	44,990,298
Ivy Energy Fund.........	5,220,308	63,738	458,126	(394,388)
Ivy High Income Fund	87,573,607	1,462,215	1,532,547	(70,332)
Ivy Large Cap Growth Fund.........	208,428,774	42,744,919	1,867,084	40,877,835
Ivy Limited-Term Bond Fund	57,442,704	110,864	682,616	(571,752)
Ivy Mid Cap Growth Fund.........	94,299,432	37,513,728	2,873,290	34,640,438
Ivy Money Market Fund ...	72,549,578	—	—	—
Ivy Municipal Bond Fund ..	25,282,329	765,233	14,233	751,000
Ivy Science and Technology Fund	278,958,097	65,577,214	12,792,695	52,784,519
Ivy Small Cap Growth Fund.........	491,772,035	76,142,279	32,821,958	43,320,321

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended March 31, 2006 and the related Capital Loss Carryover and Post-October activity were as follows:

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Net ordinary income.....................	$5,313,270	$ —	$ —
Distributed ordinary income	1,388,899	—	—
Undistributed ordinary income	4,131,097	—	—
Realized long-term capital gains	6,000,038	—	8,406,587
Distributed long-term capital gains	1,310,840	—	—
Undistributed long-term capital gains	5,179,559	—	8,406,587
Capital loss carryover....................	—	—	—
Post-October losses deferred	74,715	70,060	—

	Ivy High Income Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
Net ordinary income	$4,388,801	$ —	$1,520,426
Distributed ordinary income	4,380,961	—	1,520,009
Undistributed ordinary income	74,380*	—	29,381*
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover....................	105,076	—	116,816
Post-October losses deferred	214,973	—	2,589

	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund
Net ordinary income	$ —	$1,337,600	$771,740
Distributed ordinary income..............	—	1,324,674	770,459
Undistributed ordinary income...........	—	26,804*	14,598*
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains	—	—	—
Capital loss carryover...................	—	—	—
Post-October losses deferred	—	—	—

*This entire amount was distributed prior to September 30, 2006.

	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Net ordinary income...........................	$ —	$ —
Distributed ordinary income	—	—
Undistributed ordinary income	—	—
Realized long-term capital gains	807,084	69,161,578
Distributed long-term capital gains	—	19,945,183
Undistributed long-term capital gains	807,084	49,216,395
Capital loss carryover.........................	—	—
Post-October losses deferred	—	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Ivy Capital Appreciation Fund	Ivy Core Equity Fund	Ivy High Income Fund
March 31, 2009	$ —	$2,789,102	$1,574,985
March 31, 2010	1,224,050	3,127,140	1,271,701
March 31, 2011	1,005,096	1,479,061	1,182,962
March 31, 2014	—	—	105,076
Total carryover	$2,229,146	$7,395,303	$4,134,724

	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund
March 31, 2009	$11,368,220	$ 36,676	$16,406,881
March 31, 2010	2,113,405	—	17,363,901
March 31, 2011	4,727,341	456,813	5,387,010
March 31, 2012	608,471	—	949,121
March 31, 2014	—	116,816	—
Total carryover	$18,817,437	$610,305	$40,106,913

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
March 31, 2008	$ —	$ 127,829	$2,698,616
March 31, 2009	213,434	1,113,450	3,509,351
March 31, 2010	230,753	413,760	2,069,323
March 31, 2011	75,199	413,760	564,364
Total carryover	$519,386	$2,068,799	$8,841,654

Ivy US Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003. At the time of the mergers, Ivy US Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2007 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $7,569,051 for the period ending March 31, 2007 and $1,383,732 for each period ending from March 31, 2008 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth fund as of June 16, 2003. At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $4,483,671 for the period ending March 31, 2007 and $1,182,294 for each period from March 31, 2008 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003. At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2007 through 2011 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003. At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2007 through 2010 and $564,364 for the period ending March 31, 2011 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund within the Corporation currently offers four classes of shares, Class A, Class B, Class C and Class Y (other than Money Market Fund which offers only Class A shares), each of which have equal rights as to assets and voting privileges. In addition, Large Cap Growth Fund, Mid Cap Growth Fund, Science and Technology Fund and Small Cap Growth Fund offer Class R shares, which also have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended September 30, 2006, are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	26,129	932	792
Class B	2,129	77	60
Class C	22,287	105	598
Class Y	2,794	11	17
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	25	—	—
Class B	—	—	—
Class C	—	—	—
Class Y	2	—	—
Shares redeemed:			
Class A	(4,232)	(510)	(777)
Class B	(249)	(48)	(157)
Class C	(1,519)	(143)	(1,773)
Class Y	(442)	(—)*	(36)
Increase (decrease) in outstanding capital shares	46,924	424	(1,276)
Value issued from sale of shares:			
Class A	$506,108	$ 8,259	$ 8,175
Class B	40,503	648	585
Class C	425,630	884	5,873
Class Y	54,182	99	183
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	459	—	—
Class B	—	—	—
Class C	—	—	—
Class Y	46	—	—
Value redeemed:			
Class A	(81,014)	(4,517)	(8,020)
Class B	(4,696)	(401)	(1,529)
Class C	(28,584)	(1,203)	(17,359)
Class Y	(8,466)	(—)*	(382)
Increase (decrease) in outstanding capital	$904,168	$ 3,769	$(12,474)

*Not shown due to rounding.

	Ivy Energy Fund	Ivy High Income Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:			
Class A	383	3,013	4,259
Class B	62	106	350
Class C	91	246	494
Class Y	50	53	833
Class R	NA	NA	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	152	—
Class B	—	17	—
Class C	—	56	—
Class Y	—	41	—
Class R	NA	NA	—
Shares redeemed:			
Class A	(55)	(935)	(3,741)
Class B	(3)	(93)	(267)
Class C	(4)	(333)	(403)
Class Y	(—)*	(51)	(879)
Class R	NA	NA	(—)*
Increase in outstanding capital shares	524	2,272	646
Value issued from sale of shares:			
Class A	$3,849	$25,738	$47,480
Class B	614	913	3,637
Class C	912	2,108	5,257
Class Y	500	459	9,537
Class R	NA	NA	—*
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	—	1,305	—
Class B	—	148	—
Class C	—	485	—
Class Y	—	353	—
Class R	NA	NA	—
Value redeemed:			
Class A	(536)	(8,003)	(41,638)
Class B	(27)	(790)	(2,767)
Class C	(35)	(2,844)	(4,267)
Class Y	(—)*	(432)	(9,797)
Class R	NA	NA	(—)*
Increase in outstanding capital	$5,277	$19,440	$ 7,442

*Not shown due to rounding.

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	1,231	1,123	50,710
Class B	101	71	7,355
Class C	358	72	10,463
Class Y	13	210	NA
Class R	NA	—*	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	52	—	1,078
Class B	5	—	74
Class C	15	—	106
Class Y	3	—	NA
Class R	NA	—	NA
Shares redeemed:			
Class A	(881)	(1,497)	(37,995)
Class B	(106)	(126)	(3,017)
Class C	(414)	(164)	(5,741)
Class Y	(10)	(73)	NA
Class R	NA	(—)*	NA
Increase (decrease) in outstanding capital shares . .	367	(384)	23,033
Value issued from sale of shares:			
Class A	$12,286	$13,455	$50,710
Class B	1,012	803	7,355
Class C	3,577	823	10,463
Class Y	129	2,577	NA
Class R	NA	—*	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	522	—	1,078
Class B	53	—	74
Class C	146	—	106
Class Y	27	—	NA
Class R	NA	—	NA
Value redeemed:			
Class A	(8,809)	(17,719)	(37,995)
Class B	(1,056)	(1,421)	(3,017)
Class C	(4,134)	(1,874)	(5,741)
Class Y	(103)	(886)	NA
Class R	NA	(—)*	NA
Increase (decrease) in outstanding capital	$ 3,650	$ (4,242)	$23,033

*Not shown due to rounding.

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	147	1,386	1,243
Class B	34	77	86
Class C	209	274	516
Class Y	—*	546	1,829
Class R	NA	—*	—*
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	11	—	—
Class B	—*	—	—
Class C	18	—	—
Class Y	—*	—	—
Class R	NA	—	—
Shares redeemed:			
Class A	(50)	(1,591)	(2,761)
Class B	(24)	(104)	(185)
Class C	(141)	(554)	(2,766)
Class Y	(—)*	(413)	(1,927)
Class R	NA	(—)*	(—)
Increase (decrease) in outstanding capital shares	204	(379)	(3,965)
Value issued from sale of shares:			
Class A	$1,618	$36,110	$ 17,375
Class B	379	1,858	1,120
Class C	2,315	6,800	6,834
Class Y	—*	14,671	27,619
Class R	NA	—*	3
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	125	—	—
Class B	10	—	—
Class C	201	—	—
Class Y	—*	—	—
Class R	NA	—	—
Value redeemed:			
Class A	(551)	(40,582)	(36,954)
Class B	(272)	(2,511)	(2,355)
Class C	(1,561)	(13,556)	(35,946)
Class Y	(—)*	(10,898)	(28,721)
Class R	NA	(—)*	(—)
Increase (decrease) in outstanding capital	$2,264	$ (8,108)	$(51,025)

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2006 are summarized below. Amounts are in thousands.

	Ivy Asset Strategy Fund	Ivy Capital Appreciation Fund	Ivy Core Equity Fund
Shares issued from sale of shares:			
Class A	13,160	3,128	1,866
Class B	1,325	211	176
Class C	10,431	622	971
Class Y	1,736	74	16
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	71	—	—
Class B	11	—	—
Class C	62	—	—
Class Y	8	—	—
Shares redeemed:			
Class A	(1,653)	(620)	(1,864)
Class B	(164)	(100)	(379)
Class C	(869)	(102)	(4,385)
Class Y	(455)	(—)*	(31)
Increase (decrease) in outstanding capital shares	23,663	3,213	(3,630)
Value issued from sale of shares:			
Class A	$221,055	$26,782	$ 17,620
Class B	21,903	1,709	1,589
Class C	175,540	4,992	8,838
Class Y	28,627	665	163
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,193	—	—
Class B	175	—	—
Class C	1,028	—	—
Class Y	124	—	—
Value redeemed:			
Class A	(26,736)	(5,463)	(17,767)
Class B	(2,565)	(826)	(3,394)
Class C	(13,871)	(852)	(39,941)
Class Y	(6,793)	(—)*	(306)
Increase (decrease) in outstanding capital	$399,680	$27,007	$(33,198)

*Not shown due to rounding.

	Ivy High Income Fund	Ivy Large Cap Growth Fund
Shares issued from sale of shares:		
Class A	2,124	11,764
Class B	190	695
Class C	275	864
Class Y	76	1,264
Class R	NA	9
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	215	—
Class B	30	—
Class C	123	—
Class Y	75	—
Class R	NA	—
Shares redeemed:		
Class A	(1,388)	(6,886)
Class B	(153)	(592)
Class C	(956)	(603)
Class Y	(111)	(797)
Class R	NA	(—)
Increase in outstanding capital shares	500	5,718
Value issued from sale of shares:		
Class A	$18,220	$127,568
Class B	1,625	7,014
Class C	2,368	9,038
Class Y	653	14,081
Class R	NA	100
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,845	—
Class B	256	—
Class C	1,051	—
Class Y	641	—
Class R	NA	—
Value redeemed:		
Class A	(11,889)	(75,256)
Class B	(1,307)	(5,994)
Class C	(8,214)	(6,189)
Class Y	(943)	(8,477)
Class R	NA	(—)
Increase in outstanding capital	$ 4,306	$ 61,885

	Ivy Limited-Term Bond Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund
Shares issued from sale of shares:			
Class A	1,418	3,329	57,083
Class B	145	234	3,740
Class C	332	228	5,174
Class Y	48	589	NA
Class R	NA	8	NA
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	96	—	1,206
Class B	10	—	30
Class C	30	—	64
Class Y	5	—	NA
Class R	NA	—	NA
Shares redeemed:			
Class A	(1,986)	(1,800)	(53,513)
Class B	(282)	(342)	(2,995)
Class C	(709)	(270)	(7,017)
Class Y	(52)	(75)	NA
Class R	NA	(—)	NA
Increase (decrease) in outstanding capital shares	(945)	1,901	3,772
Value issued from sale of shares:			
Class A	$14,356	$37,634	$57,083
Class B	1,473	2,455	3,740
Class C	3,360	2,512	5,174
Class Y	481	6,999	NA
Class R	NA	100	NA
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	973	—	1,206
Class B	105	—	30
Class C	302	—	64
Class Y	48	—	NA
Class R	NA	—	NA
Value redeemed:			
Class A	(20,127)	(20,170)	(53,513)
Class B	(2,864)	(3,546)	(2,995)
Class C	(7,175)	(2,893)	(7,017)
Class Y	(521)	(870)	NA
Class R	NA	(—)	NA
Increase (decrease) in outstanding capital	$ (9,589)	$22,221	$ 3,772

	Ivy Municipal Bond Fund	Ivy Science and Technology Fund	Ivy Small Cap Growth Fund
Shares issued from sale of shares:			
Class A	282	4,544	5,481
Class B	91	254	281
Class C	103	953	1,372
Class Y	—*	1,293	4,596
Class R	NA	4	7
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	19	—	271
Class B	2	—	45
Class C	38	—	802
Class Y	—*	—	292
Class R	NA	—	—
Shares redeemed:			
Class A	(224)	(1,052)	(2,090)
Class B	(64)	(157)	(222)
Class C	(341)	(851)	(5,053)
Class Y	(—)*	(747)	(2,775)
Class R	NA	(—)	(—)
Increase (decrease) in outstanding capital shares	(94)	4,241	3,007
Value issued from sale of shares:			
Class A	$ 3,162	$109,993	$75,744
Class B	1,027	5,830	3,617
Class C	1,157	22,619	18,014
Class Y	—*	32,756	68,100
Class R	NA	100	100
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	211	—	3,779
Class B	18	—	596
Class C	429	—	10,707
Class Y	1	—	4,414
Class R	NA	—	—
Value redeemed:			
Class A	(2,501)	(26,142)	(28,891)
Class B	(719)	(3,568)	(2,885)
Class C	(3,823)	(19,768)	(66,061)
Class Y	(—)*	(17,939)	(41,237)
Class R	NA	(—)	(—)
Increase (decrease) in outstanding capital	$(1,038)	$103,881	$45,997

*Not shown due to rounding.

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by a Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

For Ivy Asset Strategy Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2006	—	$ —
Options written	1,195	181,228
Options terminated in closing purchase transactions	(—)	(—)
Options exercised.	(—)	(—)
Options expired	(—)	(—)
Outstanding at September 30, 2006	1,195	$181,228

For Ivy Mid Cap Growth Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at March 31, 2006	801	$ 73,123
Options written	3,009	242,093
Options terminated in closing purchase transactions	(2,037)	(166,308)
Options exercised.	(—)	(—)
Options expired	(1,141)	(99,647)
Outstanding at September 30, 2006	632	$ 49,261

NOTE 7 – Swaps

Each Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such in the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Futures

The Corporation may engage in buying and selling futures contracts. Upon entering into a futures contract, the Corporation is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Corporation each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Corporation as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Corporation uses futures to attempt to reduce the overall risk of its investments.

NOTE 9– Merger Information

Ivy International Growth Fund merged into Ivy International Fund effective March 27, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Ivy Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Asset Strategy Fund, Capital Appreciation Fund, Core Equity Fund, Energy Fund, High Income Fund, Large Cap Growth Fund, Limited-Term Bond Fund, Mid Cap Growth Fund, Money Market Fund, Municipal Bond Fund, Science and Technology Fund and Small Cap Growth Fund (collectively the "Funds") comprising Ivy Funds, Inc. as of September 30, 2006, and the related statements of operations for the periods then ended, the statements of changes in net assets for the periods presented, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising Ivy Funds, Inc. as of September 30, 2006, the results of their operations for the periods then ended, the changes in their net assets for the periods presented, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

Renewal of Investment Management Agreement for the Ivy Funds, Inc.

At a Meeting of the Board of Directors of the Ivy Funds, Inc. (the Corporation) held on August 15 and 16, 2006, the Directors, including all of the Directors who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act, unanimously approved the continuance of the existing Investment Management Agreement between Ivy Investment Management Company (IICO) and the Corporation (with respect to Asset Strategy Fund, Capital Appreciation Fund, Core Equity Fund, Energy Fund, High Income Fund, Large Cap Growth Fund, Limited-Term Bond Fund, Mid Cap Growth Fund, Money Market Fund, Municipal Bond Fund, Science and Technology Fund and Small Cap Growth Fund).

The Board's Independent Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO. Independent legal counsel provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the agreement, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from the relationships with the Funds, economies of scale, the role played by the Independent Directors, and information on comparative fees and expenses. The Board also considered the written responses and supplementary materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Directors' counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO. The Board also received extensive materials on performance, expenses and comparable fund information from Lipper, Inc., an independent mutual fund rating service. Finally, the Independent Directors received a report from two of the Independent Directors who conducted a preliminary review of all of this information prior to the meeting. The Independent Directors discussed this material extensively among themselves, with their independent legal counsel and with the other Board members, after which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreement are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the fact that they were provided with performance and expense information for each of the Funds during the year in regularly scheduled Board meetings, during which they met with the Funds' portfolio managers and other investment personnel. In that regard, they discussed the nature, extent and quality of services provided to each of the Funds by IICO, taking into account the investment objective and strategy of each Fund and the knowledge the Board gained from those regular meetings, including from the materials provided in connection with those meetings. In addition, the Board reviewed the resources and key personnel of IICO. The Board also considered other services provided to the Funds by IICO, such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO derives any other direct or indirect benefits from serving the Funds. The Board considered benefits that accrue to IICO from its relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After full consideration of these and other factors, the Board concluded that none of IICO or any of its affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of the agreement with IICO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. In that context, the Board discussed the current level of the Funds' advisory fee breakpoints and also considered the current and anticipated asset levels of the Funds and the potential for growth in each Fund. The Board concluded that the current asset size of the Funds and other relevant factors did not warrant further reevaluation or restructuring of the fee breakpoints for the Funds at this time.

Performance of the Funds and Costs of Services Provided

The Board considered, on a Fund-by-Fund basis, the performance of each Fund and the costs of the services provided. Among other things, the Board examined the short- and long-term performance of each Fund, as well as their expenses as compared to similar funds and peer groups, as described below.

Ivy Asset Strategy Fund

The Board examined the investment performance of the Ivy Asset Strategy Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Flexible Portfolio Funds Universe Average for those same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also examined the analysis of IICO's profitability in managing the Fund. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Capital Appreciation Fund

The Board examined the investment performance of the Ivy Capital Appreciation Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Large-Cap Growth Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, as well as the Fund's asset size, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also made reference to the analysis of IICO's profitability in managing the Fund, and considered the impact the Fund's small average account size has on the Fund's expenses. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Core Equity Fund

The Board examined the investment performance of the Ivy Core Equity Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Large-Cap Core Funds Universe Average for the same periods, and discussed the Fund's recent performance. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also considered the advisory fees that IICO (or its affiliated investment adviser) receives for managing separate account clients in the same asset class, noting IICO's explanation as to why its average fees are lower for those accounts, including, among other things, the additional services IICO performs for the Fund. The Board also made reference to the analysis of IICO's profitability in managing the Fund. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Energy Fund

The Board took note that the Ivy Energy Fund has been operating for less than a year. After reviewing the Fund's performance thus far and concluding that it was acceptable, the Board determined that it would be appropriate to continue to monitor the performance and expenses of the Fund as it obtains more assets, and concluded that the Fund's fees and expenses at this early stage likewise appear to be acceptable.

Ivy High Income Fund

The Board examined the investment performance of the Ivy High Income Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper High Current Yield Funds Universe Average for those same periods. The Board discussed the reasons behind the Fund's performance, including the fact that the Fund is managed conservatively to seek to preserve absolute return. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also considered the advisory fees that IICO (or an affiliated adviser) receives for managing separate account clients in the same asset class, noting the rationale for the differences in the fees. The Board also made reference to the analysis of IICO's profitability in managing the Fund, and considered the impact the Fund's small average account size has on the Fund's expenses. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Large Cap Growth Fund

The Board examined the investment performance of the Ivy Large Cap Growth Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Large-Cap Growth Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also considered the advisory fees that IICO (or its affiliated investment adviser) receives for managing separate account clients in the same asset class, noting IICO's explanation as to why its average fees are lower for those accounts, including, among other things, the additional services IICO performs for the Fund. The Board also made reference to the analysis of IICO's profitability in managing the Fund, and noted the impact the Fund's relatively small average account size has on the Fund's expenses. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Limited Term Bond Fund

The Board examined the investment performance of the Ivy Limited-Term Bond Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Short-Intermediate Investment Grade Debt Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also considered the advisory fees that IICO (or its affiliated investment adviser) receives for managing separate account clients in the same asset class, noting IICO's explanation as to why average fees are lower for those accounts, including, among other things, the additional services IICO performs for the Fund. The Board also made reference to the analysis of IICO's profitability in managing the Fund and considered the impact the Fund's small size has on the Fund's expenses. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Mid Cap Growth Fund

The Board examined the investment performance of the Ivy Mid Cap Growth Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Mid-Cap Growth Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also made reference to the analysis of IICO's profitability in managing the Fund. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Money Market Fund

The Board examined the investment performance of the Ivy Money Market Fund, noting that the Fund has provided acceptable returns with moderate risk. The Board also considered the expenses of the Fund, noting that the Fund provides an important investment option, but would benefit from additional assets. After further consideration, the Board concluded that the Fund's expenses were acceptable.

Ivy Municipal Bond Fund

The Board examined the investment performance of the Ivy Municipal Bond Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper General Municipal Debt Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO and Advantus Capital Management, comparing the Fund's expenses, including advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also made reference to the analysis of IICO's profitability in managing the Fund, and noted the impact that management fee waivers have on the Fund's expenses. The Board concluded their discussion by noting that this Fund provides an important investment option, will be easier to manage when it obtains additional assets and concluded that the Fund's expenses are acceptable at the current time.

Ivy Science and Technology Fund

The Board examined the investment performance of the Ivy Science and Technology Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board also examined the performance of the Fund against the Lipper Science & Technology Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also made reference to the analysis of IICO's profitability in managing the Fund, and noted the impact the Fund's average account size has on the Fund's total expenses. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Ivy Small Cap Growth Fund

The Board examined the investment performance of the Ivy Small Cap Growth Fund, including the Fund's performance for the one-, three- and five-year time periods. The Board examined recent performance and the performance of the Fund against the Lipper Small-Cap Growth Funds Universe Average for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's performance in this asset class was acceptable.

The Board next considered the expenses of the Fund and the cost of the services provided by IICO, comparing the Fund's expenses, including IICO's advisory fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds. The Board also considered the advisory fees that IICO (or its affiliated investment adviser) receives for managing separate account clients in the same asset class, noting IICO's explanation as to why average fees are lower for those accounts, including, among other things, the additional services IICO performs for the Fund. The Board also made reference to the analysis of IICO's profitability in managing the Fund. After completing this examination, the Board concluded that the Fund's expenses are acceptable at the current time.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On the Ivy Funds' website at www.ivyfunds.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

Shareholder Meeting Results:

On May 1, 2006, a special shareholder meeting (the Meeting) for Ivy Capital Appreciation Fund, a series of Ivy Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The meeting was held for the following purposes (and with the following results):

Proposal 1(a): To change the investment objective of Ivy Capital Appreciation Fund to be as follows:

The objective of the Fund is to provide long-term capital appreciation.

For	Against	Abstain
2,179,336.319	43,765.726	138,608.811

Proposal 1(b): To change the nature of the investment objective of Ivy Capital Appreciation Fund to be a non-fundamental, or operating, policy of the Fund.

For	Against	Abstain
2,113,965.924	87,874.665	159,870.267

Proposal 2: To delete the fundamental policy of Ivy Capital Appreciation Fund regarding investment in other investment companies, and replace it with the following policy:

The Fund may purchase shares of another investment company subject to the restrictions and limitations of the 1940 Act.

For	Against	Abstain
2,135,927.486	63,427.945	162,355.425

This page is for your notes and calculations.

This page is for your notes and calculations.

This page is for your notes and calculations.

THE IVY FUNDS FAMILY

Global/International Funds
  Cundill Global Value Fund
  European Opportunities Fund
  International Fund
  International Balanced Fund
  International Value Fund
  Pacific Opportunities Fund

Domestic Equity Funds
  Capital Appreciation Fund
  Core Equity Fund
  Dividend Income Fund
  Large Cap Growth Fund
  Mid Cap Growth Fund
  Small Cap Growth Fund
  Small Cap Value Fund
  Value Fund

Fixed Income Funds
  Bond Fund
  High Income Fund
  Limited-Term Bond Fund
  Mortgage Securities Fund
  Municipal Bond Fund

Money Market Fund
  Money Market Fund

Specialty Funds
  Asset Strategy Fund
  Balanced Fund
  Energy Fund
  Global Natural Resources Fund
  Real Estate Securities Fund
  Science and Technology Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.



IVY FUNDS®
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217
www.ivyfunds.com
Ivy Funds Distributor, Inc.

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